As confidentially submitted to the Securities and Exchange Commission on January 24, 2020, as Amendment No. 1 to the initial confidential submission pursuant to the Jumpstart Our Business Startups Act of 2012

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

VROOM, INC.

(Exact name of registrant as specified in its charter)

Delaware	5500	901112566
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1375 Broadway, Floor 11

New York, New York 10018

Telephone: (631) 760-1215

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Paul J. Hennessy

Chief Executive Officer

Vroom, Inc.

1375 Broadway, Floor 11

New York, New York 10018

Telephone: (631) 760-1215

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Marc D. Jaffe, Esq. Ian D. Schuman, Esq. Courtenay Myers Lima, Esq. Latham & Watkins LLP 885 Third Avenue New York, New York 10022 Telephone: (212) 906-1200 Fax: (212) 751-4864	Patricia Moran, Esq. Chief Legal Officer Vroom, Inc. 1375 Broadway, Floor 11 New York, New York 10018 Telephone: (631) 760-1215	Gregory A. Fernicola, Esq. Ryan J. Dzierniejko, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 Telephone: (212) 735-3000 Fax: (212) 735-2000

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this registration statement is declared effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee(3)
Common stock, par value $ per share	$	$

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)

Includes the offering price of shares of common stock that may be sold if the over-allotment option to purchase additional shares of common stock granted by the Registrant to the underwriters is exercised. See “Underwriting.”

(3)	To be paid in connection with the initial public filing of the registration statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated                     , 2020

             Shares

Vroom, Inc.

Common Stock

This is an initial public offering of shares of common stock of Vroom, Inc. We are offering                  shares of our common stock.

Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share will be between $         and $        . We intend to apply to list our common stock on the                  under the symbol “                .”

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, and will be subject to reduced public company reporting requirements. This prospectus complies with the requirements that apply to an issuer that is an emerging growth company. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 15 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds to us, before expenses	$	$

(1)	We have agreed to reimburse the underwriters for certain expenses in connection with this offering. See “Underwriting.”

To the extent the underwriters sell more than                  shares, the underwriters have an over-allotment option to purchase up to an additional                  shares from us at the initial public offering price, less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on                 , 2020.

Goldman Sachs & Co. LLC	BofA Securities

Prospectus dated                 , 2020.

Through and including                     , 2020 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

We and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any related free writing prospectuses. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered by this prospectus, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus or in any applicable free writing prospectus is current only as of its date. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: We have not, and the underwriters have not, done anything that would permit this offering or the possession or distribution of this prospectus or any free writing prospectus in connection with this offering in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside the United States. See “Underwriting.”

As used in this prospectus, unless the context otherwise requires, references to “we,” “us,” “our,” “our business,” the “company,” “Vroom” and similar references refer to Vroom, Inc. and, where appropriate, its consolidated subsidiaries.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before deciding to invest in our common stock. You should read the entire prospectus carefully, including the ‘‘Risk Factors” and ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations’’ sections and our audited consolidated financial statements and the related notes included elsewhere in this prospectus before making an investment decision.

Our Vision

Build the world’s premier platform to research, discover, buy and sell vehicles.

Our Company

Vroom is an innovative, end-to-end ecommerce platform that is transforming the used vehicle industry by offering a better way to buy and a better way to sell used vehicles. We are deeply committed to creating an exceptional experience for our customers.

We are driving enduring change in the industry on a national scale. We take a vertically integrated, asset-light approach that is reinventing all phases of the vehicle buying and selling process, from discovery to delivery and everything in between. Our platform encompasses:

•

Ecommerce:    We offer an exceptional ecommerce experience for our customers. In contrast to legacy dealerships and the peer-to-peer market, we provide consumers with a personalized and intuitive ecommerce interface to research and select from approximately 5,000 fully reconditioned vehicles. Our platform is accessible at any time on any device and provides transparent pricing, real-time financing and nationwide delivery right to a buyer’s driveway. For consumers looking to sell or trade in their vehicles, we provide attractive market-based pricing, real-time, guaranteed purchase offers and convenient, at-home vehicle pick-up.

•

Vehicle Operations:    Our scalable and vertically integrated operations underpin our business model. We strategically source inventory from consumers, auctions, rental car companies and dealers. We improve our ability to acquire high-demand vehicles through enhanced supply science across all our sourcing channels and we are expanding our national marketing efforts to drive consumer sourcing. In our reconditioning and logistics operations, we deploy an asset-light strategy that optimizes a combination of ownership and operation of assets by us with strategic third-party partnerships. This hybrid approach provides flexibility, agility and speed without taking on unnecessary risk and capital investment, and drives improved unit economics and operating leverage.

•

Data Science and Experimentation:    Data science and experimentation are at the core of everything we do. We rely on data science, machine learning and A/B and multivariate testing to continually drive optimization and operating leverage across our ecommerce and vehicle operations. We leverage data to increase the effectiveness of our national brand and performance marketing, enhance the customer experience, analyze market dynamics at scale, calibrate our vehicle pricing and optimize our overall inventory sales velocity. On the operations side, data science and experimentation enables us to fine tune our supply, sourcing and logistics models and to streamline our reconditioning processes.

The U.S. used automotive market is the largest consumer product category, generating approximately $808 billion from sales of over 40 million units in 2018.1 The industry is highly fragmented with approximately 43,000 dealers and millions of peer-to-peer transactions.2 It also is ripe for disruption as an industry that is notorious for consumer dissatisfaction and has one of the lowest levels of ecommerce penetration at only 0.9%.3 Industry reports estimate that ecommerce penetration will grow to as much as half of all used vehicle sales by 2030. Our platform, coupled with our national presence and brand, provides a significant competitive advantage versus local dealerships and regional players that lack nationwide reach and scalable technology, operations and logistics. The traditional auto dealers and peer-to-peer market do not and cannot offer consumers what we offer.

In December 2015, we acquired Houston-based Texas Direct Auto® (“TDA”), which included our proprietary vehicle reconditioning center (“Vroom VRC”), our sole physical retail location and our Sell Us Your Car® centers. From the launch of our combined operations in January 2016, our business has grown significantly as we have scaled our operations, developed our ecommerce platform and leveraged the network effects inherent in our model. Our ecommerce revenue has grown at a         % compound annual growth rate (“CAGR”) since 2016.

Ecommerce Revenue

For the year ended December 31, 2019, we generated $            billion in total revenue, representing a     % increase over $855.4 million for the year ended December 31, 2018. Our business generated a net loss of $85.2 million and $            million for the years ended December 31, 2018 and 2019, respectively. We continue to invest in growth to scale our company responsibly and drive towards profitability.

Our Industry and Market Opportunity

The U.S. used automotive industry is a massive market that is ripe for disruption due to its fragmentation, high level of consumer dissatisfaction, changing consumer buying patterns and lack of ecommerce and technology penetration.

•	The U.S. Used Automotive Market is Massive. The U.S. used automotive market is the largest consumer product category, generating approximately $808 billion from sales of over 40 million units in 2018.

[1]

Used automotive industry market size is calculated from 2018 total units sold according to Edmunds, Used Vehicle Outlook 2019, March 2019 (“Edmunds 2019 Outlook”) and 2018 average selling price according to Digital Commerce 360, 2019 Automotive Ecommerce Report, November 2019 (“Digital Commerce 360 Report”).

[2]	2018 estimates by Borrell Associates, Automotive Outlook, 2017 (“Borrell Automotive Outlook”).
[3]	Ecommerce penetration calculated from 2018 total units sold according to Edmunds 2019 Outlook and 2018 total ecommerce units sold according to Digital Commerce 360 Report.

Industry Market Size4

•

The U.S. Used Automotive Market is Highly Fragmented.    There are approximately 43,000 automotive dealers and millions of peer-to-peer transactions across the country. Across all used vehicle sales in 2018, the largest U.S. used vehicle dealer had a market-share of only 1.8%, with the top 100 used vehicle dealers collectively representing a market share of only 8.6%.[5]

•

The Primary Competitors in the U.S. Used Automotive Market Rely on an Outdated Business Model.    The traditional dealership model involves limited selection, lack of transparency, high pressure sales tactics and inconvenient hours. The peer-to-peer market comes with its own set of challenges, entailing home visits by strangers, lack of secure payment methods or identity checks, difficulty researching available vehicles and lack of verified vehicle condition. Presented with these alternatives, the overwhelming majority of consumers are dissatisfied with the current automotive buying and selling experience. According to a 2018 Gallup survey, vehicle salespersons consistently rank as one of the least trusted professions, with only 8% of respondents reporting trust in that profession.[6]

•

Ecommerce Penetration in the U.S. Used Automotive Market is Just Beginning.    The used automotive market has one of the lowest ecommerce penetration levels, representing only a 0.9% share of all used automotive sales in 2018. Industry reports estimate that ecommerce penetration will grow to as much as half of all used vehicle sales by 2030, representing significant upside as compared to the ecommerce penetration of other consumer product categories.

[4]

See footnote 1 for used automotive industry market size calculation. Market size of remaining industries according to U.S. Census Monthly Retail Sales, 2018. New auto market calculated from 2018 total units sold and average sell price according to Digital Commerce 360 Report.

[5]

Market share calculated from 2018 units sold by largest and top 100 used vehicle retailers, respectively, according to Automotive News, April 2019 (“Automotive News 2019”) and 2018 total units sold according to Edmunds 2019 Outlook.

[6]	Gallup, Americans’ Ratings of the Honesty and Ethical Standards of Professions, 2018.

Ecommerce Penetration by Industry7

•

Consumers Increasingly Desire Convenience and Customization through Ecommerce.    The U.S. retail used automotive market is experiencing shifting consumer buying patterns from in-store towards online purchases. In particular, mobile commerce is poised for even faster growth than broader ecommerce.

•

Used is the new “New.”    Consumers are becoming increasingly willing to buy used goods. In 2019, 64% of vehicle shoppers considered buying a used vehicle before making a purchase decision, up from 61% in 2018.[8] At the same time, the average price differential between new and three-year-old used vehicles grew from $11,000 in 2015 to nearly $14,000 per vehicle in 2018.[9] As a result, owning or leasing a new vehicle has become increasingly unaffordable.

•

The U.S. Used Automotive Market is Growing and Resilient.    American consumers continue to exhibit entrenched vehicle ownership trends with approximately 279 million registered vehicles on the road in 2018, as compared to 270 million in 2017.[10] Further, approximately 91.5% of families in the United States had at least one vehicle in 2018.[11] In addition to increasing consumer demand, the used vehicle industry has shown resilience through recessionary markets and other challenging economic cycles. While the average new vehicle gross profit margin fell from 6.9% in 2007 to 6.7% in 2009, used vehicle gross profit margins (including wholesale and retail) increased from 8.9% in 2007 to 9.4% in 2009.

In light of the fragmentation, consumer dissatisfaction and lack of ecommerce penetration of the used vehicle industry, there is room for multiple participants to disrupt the traditional dealership model and peer-to-peer market by offering ecommerce solutions that leverage technology and data analytics to achieve superior operational efficiency and exceptional customer experience.

What We Do: Offer a Better Way

We are driving a better way to buy and a better way to sell used vehicles and bringing about enduring change in the industry. Our platform brings together all phases of the vehicle buying and selling process in a seamless, intuitive and convenient way. We create a climate of trust and provide an exceptional experience with complete transparency by eliminating friction and sales pressure. The traditional auto dealers and peer-to-peer market do not and cannot offer consumers what we offer. We offer a better way.

[7]

See footnote 2 for used automotive ecommerce penetration. Ecommerce penetration for new auto calculated from 2018 total ecommerce units sold and 2018 total units sold according to Digital Commerce 360 report. Ecommerce penetration for other industries is calculated for LTM Q2 2019 according to U.S. Census eCommerce Report.

[8]	Cox Automotive, Car Buyer Journey 2019, June 2019 (“Cox 2019 Report”).
[9]	Edmunds 2019 Outlook.
[10]	Hedges and Company.
[11]	U.S. Census Selected Housing Characteristics.

A Better Way to Buy

For consumers looking to buy a used vehicle, we offer a value proposition that differs markedly from traditional auto dealers and the peer-to-peer market. We are dedicated to helping customers evolve from wary shoppers to confident owners by streamlining the entire buying process, from discovery through financing to delivery, by offering the following:

•	Enormous inventory selection

•	High-quality, Vroom-reconditioned vehicles

•	Comprehensive and transparent vehicle information

•	Customized vehicle search and discovery

•	Competitive, market-based pricing

•	Exceptional customer support

•	On-demand shopping and convenient delivery

•	Value-added products

•	Vroom 7-Day Return Policy

A Better Way to Sell

We are revolutionizing the process for consumers to sell or trade-in their vehicles. Consumers typically encounter either low-ball prices from their local dealer or face the prospect of advertising and selling the vehicle themselves in a time-consuming process through the peer-to-peer market. In contrast, we offer consumers the following:

•	Easy online process for submitting basic vehicle information

•	On-demand appraisals

•	A guaranteed, real-time price on every vehicle

•	No high-pressure sales tactics

•	Convenient, at home vehicle pick-ups and hassle-free loan pay-offs

Our Competitive Strengths

•

A Leading Ecommerce Platform for Used Vehicles.    We offer an end-to-end, ecommerce platform to research, discover, buy, sell, transport, recondition, price, finance, register and deliver vehicles nationwide.

•

Asset-Light, Scalable Operations.    Our focus on ecommerce allows us to grow without the need for capital investment in physical retail locations. We employ a hybrid approach across our business combining ownership and operation of assets by us, with strategic third-party partnerships. Our strategy provides flexibility, agility and speed as we scale our business, without taking on the unnecessary risk and capital investment inherent in direct investment.

•

Relentless Focus on Data Science.    Data science is at the core of everything we do. Our proprietary technology, machine learning and data analytics models continuously optimize our marketing investments and conversion funnel, fine-tune our supply, sourcing and logistics models, calibrate our vehicle pricing, streamline our reconditioning processes and optimize our overall inventory sales velocity.

•

Continuous Experimentation and Innovation at Scale.    We strive to make key decisions based on data and testing. We continuously experiment using A/B and multivariate testing methodologies to drive conversion, innovation and improved unit economics.

•

National Market Penetration and Brand.    Our national presence provides a significant competitive advantage versus local dealerships and regional players that lack scalable technology, operations and logistics and are unable to take advantage of the efficiencies and lower costs of national brand advertising.

•

Difficult to Replicate Business Model.    Our platform overcomes the unique operational and technological challenges associated with buying and selling used vehicles in an ecommerce channel. Any new entrant would require data-driven automotive expertise, ecommerce capabilities and scalable operations integrated in a single platform.

•

Seasoned Leadership Team and an Exceptional Culture.    Our leadership team is comprised of seasoned executives with a demonstrated track record of scaling businesses and achieving profitable growth, while preserving a unique culture that prioritizes commitment to our values.

Our Growth Strategies and Path to Profitability

The core elements of our platform—ecommerce, vehicle operations, and data science and experimentation—serve as the foundation of our growth strategies and path to profitability.

Drive Growth

Our business has grown significantly as we have scaled our operations. Our growth is not attributable to a single innovation or breakthrough, but to coalescence around multiple strategies that serve as points on our flywheel. The diversity and number of vehicles in our inventory drive demand and support expanded national marketing to enable us to acquire new customers more cost effectively, allowing us to invest back into our platform to continue to improve the customer experience, all of which drives increased conversion. This flywheel revolves, builds momentum and ultimately propels our business forward as we seek to drive disciplined growth and operating leverage.

Growth Flywheel

•

Grow and Optimize Vehicle Inventory.    We use data analytics to inform our pricing and inventory selection, which enables us to curate an optimal inventory that matches demand signals, driving higher conversion and sales. As we grow, we will continuously refine our inventory mix and expand our offerings across vehicle price points to serve a greater range of customers and increase our demand and conversion opportunities.

•

Expand Marketing and Maximize ROI.    The strength of our brand and effectiveness of our advertising programs is critical to our ability to attract new customers cost effectively. Leveraging our advanced data analytics, we will continue to invest in national marketing campaigns and targeted performance marketing to identify, attract and convert new customers at lower cost. We also run sophisticated digital marketing across various vehicle listing sites, constantly monitoring performance and maximizing ROI with limited reliance on any one platform. Additionally, to date we have used search aggregators and social media platforms for advertising on a very limited basis, and we continuously seek new cost-efficient marketing opportunities and channels.

•

Deliver Exceptional Customer Experience.    We believe that customer experience is fundamental to the growth of our business. We will continue to invest in our platform to further streamline the transaction process for our customers. We will also continue to invest in the development of our mobile experiences, including iOS and Android mobile applications, to strengthen customer engagement. We believe these investments will lead to greater consumer traffic to our platform, higher levels of customer satisfaction and increased conversion and sales.

•

Increase Conversion.    Sales conversion drives revenue growth and is an output of the acceleration of every point on the growth flywheel. We will continue to invest in our technology framework to optimize all aspects of our conversion funnel by constantly A/B testing our web and mobile applications to ensure we are displaying the features and formats that are most likely to resonate with our customers and lead to increased sales.

Drive Profitability

Our business model benefits from network effects and significant operating leverage as it scales. We believe that improvements in our unit economics are the foundation to driving profitability and will be achieved by scaling and optimizing the following elements of our platform:

•

Optimize Vehicle Acquisition and Pricing.    We strategically source inventory from consumers, auctions, rental car companies and dealers. We improve our ability to acquire the right vehicle at the right price through enhanced supply science across all our sourcing channels and we are expanding our national marketing efforts to drive consumer sourcing.

•

Increase Reconditioning Capacity.    As we scale our business, we intend to invest in increased reconditioning capacity, employing our hybrid approach that combines the use of Vroom VRCs with geographically dispersed third-party VRCs to best meet our reconditioning needs. We currently have plans to build a second, state-of-the-art Vroom VRC, and are expanding our third-party VRC locations to provide added scale with reduced lead-time and greater flexibility.

•

Expand Value-Added Products.    Every vehicle sale creates potential for multiple additional revenue streams, including fees earned on third-party vehicle financing for customers and fees from the sale of other value-added products. We believe there are substantial opportunities to increase attachment rates on existing value-added products through training, merchandising and technology enhancements. We also see a significant opportunity to provide our customers with additional value-added products, such as auto insurance, and complementary services such as entertainment and location based services.

•

Strategically Develop Logistics Network.    We primarily use third-party carriers for our inbound and outbound vehicle transport, and are in the process of developing strategic carrier arrangements with national haulers in order to optimize our logistics network. As part of our hybrid approach, we also intend to continually evaluate and strategically expand our proprietary logistics operations and expect our enhanced logistics operations will drive lower inbound and outbound logistics costs.

Capitalize on New Product and Market Opportunities

•

Expand our Platform to Additional Products and Markets.    We have the potential to leverage our platform for expansion into additional areas of technology-enabled commerce, such as adjacent transportation and vehicle markets, global geographic markets and B-to-B business models.

•

Continue to Innovate on New Capabilities.    We believe we are well-positioned to expand our capabilities to participate actively as the industry evolves in areas, including in such areas as electrification and shared mobility.

Risks Associated with Our Business

There are a number of risks that you should understand before making an investment decision regarding this offering. These risks are discussed more fully in the section entitled “Risk Factors” following this prospectus summary. If any of these risks actually occur, our business, financial condition and results of operations could be materially and adversely affected. In such case, the trading price of our common stock would likely decline, and you may lose all or part of your investment. These risks include, but are not limited to:

•	we have a history of losses and we may not achieve or maintain profitability in the future;

•	we may not be able to generate sufficient revenue to generate positive cash flow on a sustained basis, and our revenue growth rate may decline;

•	we have a limited operating history and are still building out our foundational systems;

•	our recent, rapid growth may not be indicative of our future growth and, if we continue to grow rapidly, we may not be able to manage our growth effectively;

•	our business is subject to certain risks related to the operation of, and concentration of our revenues and gross profit from TDA;

•

we have entered into outsourcing arrangements with a third party related to our customer experience team, and any difficulties experienced in these arrangements could result in an interruption of our ability to sell our vehicles and value-added products;

•

we face a variety of risks associated with the operation of our VRCs by us and our third-party service providers, any of which could materially and adversely affect our business, financial condition and results of operations;

•

we rely on third-party carriers to transport our vehicle inventory throughout the United States. Thus, we are subject to business risks and costs associated with such carriers and with the transportation industry, many of which are out of our control;

•

the current geographic concentration where we provide reconditioning services and store inventory creates an exposure to local and regional downturns or severe weather or catastrophic occurrences that may materially and adversely affect our business, financial condition and results of operations; and

•

if we sustain cyber-attacks or other privacy or data security incidents that result in security breaches, we could suffer a loss of sales and increased costs, exposure to significant liability, reputational harm and other negative consequences.

Before you invest in our common stock, you should carefully consider all the information in this prospectus, including matters set forth under the heading “Risk Factors.”

Implications of Being an Emerging Growth Company

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include:

•

we are required to include only two years of audited consolidated financial statements in this prospectus in addition to any required interim financial statements, and correspondingly required to provide only reduced disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations”;

•

we are not required to engage an auditor to report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”);

•	we may take advantage of extended transition periods for complying with new or revised accounting standards;

•	we are not required to submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay,” “say-on-frequency” and “say-on-golden parachutes”; and

•

we are not required to disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to our median employee compensation.

We may take advantage of these provisions until the last day of the fiscal year following the fifth anniversary of the completion of this offering or such earlier time that we are no longer an emerging growth company. Among other triggers, we would cease to be an emerging growth company upon the last day of the first fiscal year in which our annual gross revenues are $1.07 billion or more. We anticipate that we will lose our “emerging growth company” status as of December 31, 2019 because our annual gross revenues are expected to be above $1.07 billion for the fiscal year ended December 31, 2019.

Under the JOBS Act, emerging growth companies also can delay adopting new or revised accounting standards until such time as those standards would otherwise apply to private companies. We currently intend to take advantage of all of the exemptions discussed above. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you invest.

For risks related to our status as an emerging growth company, see “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock—We qualify as an emerging growth company, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.”

Corporate Information

We were incorporated in Delaware in 2012. Our principal executive offices are located at 1375 Broadway, 11th Floor, New York, New York 10018. Our telephone number is (631) 760-1215 and our website address is www.vroom.com. The information contained on, or that can be accessed through, our website is deemed not to be incorporated in this prospectus or to be part of this prospectus. You should not consider information contained on our website to be part of this prospectus in deciding whether to purchase shares of our common stock.

This prospectus includes our trademarks and trade names, including but not limited to Vroom®, Vroom Get In®, TDA®, DealerLane®, Texas Direct® and Sell Us Your Car®, which are protected under applicable intellectual property laws and are our property. This prospectus also contains trademarks, trade names and service marks of other companies, which are the property of their respective owners. Solely for convenience, trademarks, trade names and service marks referred to in this prospectus may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent permitted under applicable law, our rights or the right of the applicable licensor to these trademarks, trade names and service marks. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

THE OFFERING

Common stock offered by us	shares

Underwriters’ over-allotment option to purchase additional shares of common stock	The underwriters have a 30-day over-allotment option to purchase up to additional shares of common stock from us as described under the heading “Underwriting.”

Common stock to be outstanding after this offering	shares (or shares, if the underwriters exercise their over-allotment option in full).

Use of proceeds

We estimate that the net proceeds from the sale of shares of our common stock in this offering will be approximately $             (or approximately $            if the underwriters exercise their over-allotment option in full), based upon the assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discount and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering for general corporate purposes, including advertising and marketing, technology development, working capital, operating expenses and capital expenditures, including the investment in our second Vroom VRC. We may also use a portion of the net proceeds to acquire or invest in businesses, products, services or technologies; however, we do not have agreements or commitments for any material acquisitions or investments at this time. See the section titled “Use of Proceeds” for additional information.

Dividend policy	We do not expect to pay any dividends on our common stock for the foreseeable future. See “Dividend Policy.”

Listing	We have applied to list our common stock on the under the symbol “ .”

Risk factors	Investing in our common stock involves a high degree of risk. See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should carefully consider before investing in our common stock.

The number of shares of our common stock to be outstanding after this offering includes the number of shares of common stock outstanding as of December 31, 2019, after giving effect to the assumed automatic conversion on a one-for-one basis of all outstanding shares of our preferred stock into shares of common stock immediately prior to the closing of this offering (the “Automatic Conversion”). This number excludes:

•

                shares of common stock reserved for future grant or issuance under our 2020 Equity Incentive Plan (the “2020 Plan”), which shares will automatically increase each year, as more fully described in “Executive Compensation—Employee Benefit Plans”;

•	shares of common stock issuable upon the exercise of warrants outstanding as of December 31, 2019 with a weighted-average exercise price of $ per share;

•

                 shares of Series F preferred stock issuable upon the exercise of warrants to purchase Series F preferred stock (which will be exercisable for common stock in lieu of Series F preferred stock following this offering) outstanding as of December 31, 2019 with a weighted-average exercise price of $             per share;

•	shares of common stock issuable upon exercise of stock options outstanding as of December 31, 2019, having a weighted-average exercise price of $ per share; and

•	shares of common stock issuable upon settlement of restricted stock units outstanding as of December 31, 2019, having an estimated grant date fair value of $ per share.

Unless otherwise indicated, all information contained in this prospectus assumes:

•	the Automatic Conversion;

•	no exercise, settlement or termination of outstanding stock options, warrants or restricted stock units after December 31, 2019;

•	the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws immediately prior to the closing of this offering;

•	an initial public offering price of $ per share of common stock, which is the midpoint of the price range set forth on the cover page of this prospectus; and

•	no exercise of the underwriters’ option to purchase additional shares of our common stock from us in this offering to cover over-allotments.

Summary Consolidated Financial and Other Data

The following tables summarize our consolidated financial and other data. We have derived our summary consolidated statements of operations data for the years ended December 31, 2018 and 2019 and the consolidated balance sheet data as of December 31, 2019 from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read the following financial information together with the information under the sections titled “Capitalization,” “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,
	2018	2019
	(in thousands, except per share data)
Total revenue	$855,429	$
Cost of sales	794,622

Gross profit	60,807
Selling, general and administrative expenses	133,842
Depreciation and amortization	6,857

Loss from operations	(79,892)
Interest expense, net	5,378
Other income, net	(321)

Loss before provision for income taxes	(84,949)
Provision for income taxes	229

Net loss	$(85,178)	$

Net loss attributable to common stockholders	$(98,214)	$

Net loss per share attributable to common stockholders, basic and diluted(1)	$(23.00)	$

Weighted-average number of shares outstanding used to compute net loss per share attributable to common stockholders, basic and diluted(1)	4,270,389

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(1)		$

Pro forma weighted average shares used in computing pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(1)

As of December 31, 2019
	Actual	Pro Forma(2)	Pro Forma As Adjusted(3)(4)
(in thousands)
Cash and cash equivalents
Total assets
Total liabilities
Total stockholders’ deficit

(1)

See Note          to our audited consolidated financial statements included elsewhere in this prospectus for an explanation of the calculations of our net loss per share attributable to common stockholders, basic and diluted, and unaudited pro forma net loss per share attributable to common stockholders, basic and diluted for the year ended December 31, 2019.

(2)

The unaudited pro forma consolidated balance sheet data as of December 31, 2019 presents our consolidated balance sheet data to give effect to (i) the Automatic Conversion and (ii) the filing and effectiveness of our amended and restated

certificate of incorporation and the adoption of our amended and restated bylaws immediately prior to the closing of this offering, in each case as if such event had occurred on December 31, 2019.
(3)

The unaudited pro forma as adjusted consolidated balance sheet data reflects the items described in footnote (2) above and gives effect to our receipt of estimated net proceeds from the sale of shares of common stock in this offering at an assumed initial public offering price of $            per share, which is the midpoint of the price range on the cover page of this prospectus, after deducting the estimated underwriting discount and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $            per share would increase (decrease) each of cash and cash equivalents, total assets and total stockholders’ deficit by $            , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discount and estimated offering expenses payable by us. Similarly, each 1,000,000 share increase or decrease in the number of shares offered in this offering would increase or decrease each of each of cash and cash equivalents, total assets and total stockholders’ deficit by $        million, assuming that the price per share for the offering remains at $                (which is the midpoint of the price range set forth on the cover page of this prospectus), and after deducting the estimated underwriting discount and estimated offering expenses payable by us.

(4)

The unaudited pro forma as adjusted data discussed above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of our initial public offering determined at pricing.

	Year Ended December 31,
	2018	2019
Key Operating and Financial Metrics:(a)
Ecommerce units sold	10,006
Vehicle Gross Profit per ecommerce unit	$1,666	$
Product Gross Profit per ecommerce unit	576

Total Gross Profit per ecommerce unit	$2,242	$

Average monthly unique visitors	291,772
Vehicles available for sale	3,421
Ecommerce average days to sale	59

(a)

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Operating and Financial Metrics” for information on how we define these key operating and financial metrics.

RISK FACTORS

This offering and an investment in our common stock involve a high degree of risk. You should carefully consider the risks described below, together with the financial and other information contained in this prospectus, before you decide to purchase shares of our common stock. If any of the following risks actually occurs, our business, financial condition and results of operations could be materially and adversely affected. As a result, the trading price of our common stock could decline and you could lose all or part of your investment in our common stock.

Risks Related to Our Business

We have a history of losses and we may not achieve or maintain profitability in the future.

We have not been profitable since our inception in 2012 and had an accumulated loss of approximately $            billion as of December 31, 2019. We incurred net losses of $85.2 million and $            million for the years ended December 31, 2018 and 2019, respectively. We may incur significant losses in the future for a number of reasons, including our inability to reduce costs, acquire and appropriately price vehicle inventory, attract customers or identify and respond to emerging trends in the used car industry; slowing demand for used vehicles and our related value-added products; weakness in the automotive retail industry generally; general economic conditions; and increasing competition, as well as other risks described in this prospectus, and we may encounter unforeseen expenses, difficulties, complications and delays in achieving profitability.

Additionally, we expect to continue to incur losses as we invest in and strive to grow our business. We expect our operating expenses to increase in the future as we increase our advertising and marketing efforts to build our brand, continue to invest in technology development and expand our operating infrastructure. To reduce our losses, we also will need to lower our costs per unit by, among other things, increasing efficiencies in reconditioning and logistics, which we may be unable to do. In addition, as a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. As a result of these increased expenditures, we will have to generate and sustain increased revenue to offset our operating expenses and achieve and maintain profitability. In addition, if we reduce variable costs to respond to losses, this may limit our ability to acquire customers and grow our revenues. Accordingly, we may not achieve or maintain profitability and we may continue to incur significant losses in the future.

We may not be able to generate sufficient revenue to generate positive cash flow on a sustained basis, and our revenue growth rate may decline.

We cannot assure you that we will generate sufficient revenue to offset the cost of maintaining our platform and maintaining and growing our business. Although our revenue grew from $855.4 million for the year ended December 31, 2018 to $            billion for the year ended December 31, 2019, our revenue growth rate may decline in the future because of a variety of factors, including our inability to reduce costs, acquire and appropriately price vehicle inventory, attract customers or identify and respond to emerging trends in the used car industry; slowing demand for used vehicles and our related value-added products; weakness in the automotive retail industry generally; general economic conditions; and increasing competition. We cannot assure you that our revenue will continue to grow or will not decline. You should not consider our historical revenue growth or operating expenses as indicative of our future performance. If our revenue growth rate declines or our operating expenses exceed our expectations, our business, financial condition and results of operations will be materially and adversely affected.

Further, we expect to make significant investments to further develop and expand our business, and these investments may not result in increased revenue or growth on a timely basis or at all. For example, we expect to continue to expend substantial financial and other resources on acquiring and retaining customers, development of our technology and data analytics capabilities, adding new features and functionality to our website, mobile application development and expansion of our reconditioning and logistics network. These investments may not result in increased revenue or growth in our business. If we cannot successfully earn revenue at a rate that exceeds the costs associated with our business, we will not be able to generate positive cash flow on a sustained basis and our revenue growth rate may decline. Additionally, we base our expenses and investment plans on our estimates of revenue and gross profit. If our assumptions prove to be wrong, we may spend more than we anticipate or may generate less revenue than anticipated. If we fail to continue to grow our revenue, our business, financial condition and results of operations could be materially and adversely affected.

We have a limited operating history and are still building out our foundational systems.

We commenced operations in 2012 and acquired TDA in 2015 and, as a result, have a limited operating history. Moreover, over the past three years, we brought in a new senior leadership team that has refocused our strategy, accelerated our growth and committed us to pursue a path to profitability. To execute this strategy, we have invested, and continue to invest, in enhancing our foundational systems as we scale our business, including design and expansion of website functionality and features, mobile application development, advancement and deployment of sophisticated data analytics, lean manufacturing technology and logistics network management, and work on all such foundational systems is ongoing. These types of activities subject us to various costs and risks, including increased capital expenditures, additional administration and operating expenses, potential disruption of our internal control structure, acquisition and retention of sufficiently skilled personnel, demands on management time, the introduction of errors or vulnerabilities and other risks and costs of delays or difficulties in transitioning to or integrating new systems into our foundational systems. There can be no assurance that we will succeed in successfully developing our capabilities in each of these areas, or that a desirable return on investment will be achieved on the investments made in these areas. A failure to successfully execute on the development of our foundational systems would adversely affect our business, financial condition and results of operations.

Our recent, rapid growth may not be indicative of our future growth and, if we continue to grow rapidly, we may not be able to manage our growth effectively.

Our revenue grew from $855.4 million for the year ended December 31, 2018 to $            billion for the year ended December 31, 2019. We expect that, in the future, even if our revenue continues to increase, our rate of growth may decline. In any event, we will not be able to grow as fast or at all if we do not:

•

increase the number of unique visitors to our website, the number of qualified visitors to our website (i.e. those who have the intent and ability to transact), and the number of customers transacting on or through our platform;

•	further enhance the quality of our vehicle offerings and value-added products, and introduce high quality new offerings and features on our platform; or

•	acquire sufficient high-quality inventory at an attractive cost to meet the increasing demand for our vehicles.

Our business has grown rapidly as new customers have purchased vehicles and value-added products from us. However, our business is relatively new and has operated at substantial scale for only a limited period of time. Given this limited history, it is difficult to predict whether we will be able to maintain or grow our business. Our historical revenue growth should not be considered indicative of our future performance. We have encountered, and will continue to encounter, risks and difficulties frequently experienced by growing companies in rapidly changing industries, including difficulties in our ability to achieve market acceptance of our platform and attract customers, as well as increasing competition and increasing expenses as we continue to grow our business. We also expect that our business will evolve in ways that may be difficult to predict. For example, over time our investments that are intended to drive new customer traffic to our website may be less productive than expected. In the event of this or any other adverse developments, our continued success will depend on our ability to successfully adjust our strategy to meet changing market dynamics. If we are unable to do so, our business, financial condition and results of operations could be materially and adversely affected.

Our recent, rapid growth has placed and may continue to place significant demands on our management and our operational and financial resources. We have experienced significant growth in the number of customers on our platform as well as the amount of data that we analyze. We have hired and expect to continue hiring additional personnel to support our rapid growth. Our organizational structure is becoming more complex as we add staff, and we will need to continue to improve our operational, financial and management controls as well as our reporting systems and procedures. This will require significant capital expenditures and the allocation of valuable management resources to grow and adapt in these areas without undermining our corporate culture of teamwork. If we cannot manage our growth effectively to maintain the quality and efficiency of our customers’ experience and/or the quality of the vehicles we sell, our business, financial condition and results of operations could be materially and adversely affected.

Our business is subject to certain risks related to the operation of, and concentration of our revenues and gross profits from, TDA.

In 2018 and 2019, $379.7 million and $            million, respectively, of our revenues were related to sales at TDA, representing approximately 44.4% and     %, respectively, of our total revenue for those years. In 2018 and 2019, TDA gross profit was $35.1 million and $             million, respectively. Vehicle sales at TDA could be adversely affected for a variety of reasons, including severe weather conditions or other catastrophic events in the Houston area that could damage our facilities and/or our inventory and keep customers from coming onsite, or economic downturns or other factors affecting the Houston area that could lead to reduced demand. Although revenues and gross profit from TDA are expected to decline as a percentage of total revenues over time as we scale our ecommerce business, a material decline in vehicle sales at TDA in the near term would adversely affect our results of operations. In addition, we acquired TDA in 2015, and, in connection with this acquisition, we could continue to be subject to risks and liabilities from the operation of TDA under its prior ownership, and the indemnities that we negotiated as part of the transaction may not adequately protect us.

We have entered into outsourcing arrangements with a third party related to our customer experience team, and any difficulties experienced in these arrangements could result in an interruption of our ability to sell our vehicles and value-added products.

Currently, the substantial majority of inquiries, sales, purchases and financings of our vehicles in our ecommerce business are conducted through a third-party customer experience center located in Detroit, Michigan. The customer experience center is fundamental to the success of our business because customers currently must interact with our customer experience team in order to complete a purchase on our platform. As a result, the success of our business and our customer experience is partially dependent on a third party over which we have limited control. If the third party’s systems and operations fail or if the third party is otherwise unable to perform its sales function, we may be unable to complete customer transactions, which would prevent us from selling vehicles and value-added products through our platform. In addition, if such third party is unable to perform to our standards or to provide the level of service required or expected by our customers, or we are unable to renegotiate the agreement with the third party on attractive terms or at all, or if we are unable to contract with an alternative third-party provider, our business, financial condition and results of operations may be harmed and we may be forced to pursue alternatives to provide these services, which could result in delays, interruptions, additional expenses and loss of potential and existing customers and related revenues.

We face a variety of risks associated with the operation of our VRCs by us and our third-party service providers, any of which could materially and adversely affect our business, financial condition and results of operations.

We and third-party service providers operate our VRCs. If we are unable to maintain our relationship with our third-party service providers, such service providers cease to provide the services we need, or such service providers are unable to effectively deliver our services to our standards on timelines and at the prices we have negotiated, and we are unable to contract with alternative vendors or replace such service providers with a Vroom VRC (which may require significant time and investment), we could experience delivery delays, a decrease in the quality of our reconditioning services, delays in listing our inventory, additional expenses and loss of potential and existing customers and related revenues, which may materially and adversely affect our business, financial condition and results of operations. These risks are exacerbated by the fact that our third-party VRCs are primarily operated by one third-party provider.

Moreover, our future growth depends in part on scaling and expanding our reconditioning operations. We currently plan to open a second, state-of-the-art Vroom VRC, which we intend to commence building in 2020, and to add additional Vroom VRCs over time. If for any reason we are unable to expand our reconditioning operations as planned, this could lead to operational delays and a decrease in planned inventory. Any operational delays or delays in our planned expansion could have a material adverse effect on our business, financial condition and results of operations.

Additionally, we and our third-party vendors are required to obtain approvals, permits and licenses from state regulators and local municipalities to operate our VRCs. We may face delays in obtaining the requisite approvals, permits, financing and licenses to operate our VRCs or we may not be able to obtain them at all. If we encounter delays in obtaining or cannot obtain the requisite approvals, permits, financing and licenses to operate our VRCs in desirable locations, our business, financial condition and results of operations may be materially and adversely affected.

We rely on third-party carriers to transport our vehicle inventory throughout the United States. Thus, we are subject to business risks and costs associated with such carriers and with the transportation industry, many of which are out of our control.

We rely on third-party carriers to transport vehicles from auctions or individual sellers to VRCs, and then from our VRCs to our customers. As a result, we are exposed to risks associated with the transportation industry such as weather, traffic patterns, local and federal regulations, vehicular crashes, gasoline prices and lack of reliability of many independent carriers. Our third-party carriers’ failure to successfully manage our logistics and fulfilment process could cause a disruption in our inventory supply chain and decrease our inventory sales velocity, which may materially and adversely affect our business, financial condition and results of operations. In addition, third-party carriers who deliver vehicles to our customers could adversely affect the customer experience if they do not perform to our standards of professionalism and courtesy, which could adversely impact our business, financial condition and results of operations.

The current geographic concentration where we provide reconditioning services and store inventory creates an exposure to local and regional downturns or severe weather or catastrophic occurrences that may materially and adversely affect our business, financial condition and results of operations.

We currently conduct our business through multiple VRCs, including our Vroom VRC located outside Houston, Texas where we hold a majority of our inventory. In addition, a majority of our third-party reconditioning services are conducted through a single provider, with facilities located in California, Florida, Arizona and other states. Any unforeseen events or circumstances that negatively affect these areas, particularly our facilities near Houston, which have experienced flooding and other damage in recent years as a result of severe weather conditions, including hurricanes, could materially and adversely affect our revenues and results of operations. Changes in demographics and population or severe weather conditions and other catastrophic occurrences in areas in which we operate or from which we obtain inventory may materially and adversely affect our results of operations. Such conditions may result in physical damage to our properties, loss of inventory and delays in the delivery of vehicles to our customers.

If we sustain cyber-attacks or other privacy or data security incidents that result in security breaches, we could suffer a loss of sales and increased costs, exposure to significant liability, reputational harm and other negative consequences.

Our information technology may be subject to cyber-attacks, viruses, malicious software, break-ins, theft, computer hacking, phishing, employee error or malfeasance or other security breaches. Hackers and data thieves are increasingly sophisticated and operate large-scale and complex automated attacks. Experienced computer programmers and hackers may be able to penetrate our security controls and misappropriate or compromise sensitive personal, proprietary or confidential information, create system disruptions or cause shutdowns. They also may be able to develop and deploy malicious software programs that attack our systems or otherwise exploit any security vulnerabilities. Our systems and the data stored on those systems also may be vulnerable to security incidents or security attacks, acts of vandalism or theft, coordinated attacks by activist entities, misplaced or lost data, human errors, or other similar events that could negatively affect our systems and the data stored on or transmitted by those systems, including the data of our customers or business partners. Further, third parties, such as hosted solution providers, that provide services to us, also could be a source of security risks in the event of a failure of their own security systems and infrastructure. Our technology infrastructure may be subject to increased risk of slowdown or interruption as a result of integration with third-party services, including cloud services, and/or failures by such third parties, which may be out of our control.

The costs to eliminate or address the foregoing security threats and vulnerabilities before or after a cyber-incident could be significant. Our remediation efforts may not be successful and could result in interruptions, delays or cessation of service and loss of existing or potential suppliers or players. As threats related to cyber-attacks develop and grow, we may also find it necessary to make further investments to protect our data and infrastructure, which may impact our results of operations. Although we have insurance coverage for losses associated with cyber-attacks, as with all insurance policies, there are coverage exclusions and limitations, and our coverage may not be sufficient to cover all possible claims, and we may still suffer losses that could have a material adverse effect on our business (including reputational damage). We could also be negatively impacted by existing and proposed U.S. laws and regulations, and government policies and practices related to cybersecurity, data privacy, data localization and data protection. In the event that we or our service providers are unable to prevent, detect, and remediate the foregoing security threats and vulnerabilities in a timely manner, our operations could be disrupted or we could incur financial, legal or reputational losses arising from misappropriation, misuse, leakage, falsification or intentional or accidental release or loss of information maintained in our information systems and networks, including personal information of our employees and our customers. In addition, outside parties may attempt to fraudulently induce our employees or employees of our vendors to disclose sensitive information in order to gain access to our data. The number and complexity of these threats continue to increase over time. Although we develop and maintain systems and controls designed to prevent these events from occurring, and we have a process to identify and mitigate threats, the development and maintenance of these systems, controls, and processes require ongoing monitoring and updating as technologies change and efforts to overcome security measures become more sophisticated. Despite our efforts, the possibility of these events occurring cannot be eliminated entirely.

We rely on third-party service providers to provide financing, as well as value-added products to our customers, and we cannot control the quality or fulfillment of these products.

We rely on third-party lenders to finance our customers’ vehicle purchases. We also offer value-added products to our customers through third-party service providers, including extended warranty contracts, GAP insurance policies and tire and wheel insurance policies. Because we utilize third-party service providers, we cannot control all of the factors that might affect the quality and fulfillment of these services and products, including (i) lack of day-to-day control over the activities of third-party service providers, (ii) that such service providers may not fulfill their obligations to us or our customers or may otherwise fail to meet expectations and (iii) that such service providers may terminate their arrangements with us on limited or no notice or may change the terms of these arrangements in a manner unfavorable to us for reasons outside of our control. Such providers also are subject to state and federal regulations and any failure by such third-party service providers to comply with applicable legal requirements could cause us financial or reputational harm.

Our revenues and results of operations are partially dependent on the actions of these third parties. If one or more of these third-party service providers cease to provide these services or products to our customers, provide them to fewer customers or are no longer able to provide them on competitive terms, it could have a material adverse effect on our business, revenues and results of operations. If we were unable to replace the current third-party providers upon the occurrence of one or more of the foregoing events, it could also have a material adverse effect on our business, revenues and results of operations. In addition, disagreements with such third-party service providers could require or result in costly and time-consuming litigation or arbitration.

Moreover, we receive fees from these third-party service providers in connection with finance, service and insurance products purchased by our customers. A portion of the fees we receive on such products is subject to chargebacks in the event of early termination, default or prepayment of the contracts by end-customers, which could adversely affect our business, revenues and results of operations.

If the quality of our customer experience, our reputation or our brand were negatively affected, our business, sales and results of operations could be materially and adversely affected.

Our business model is primarily based on our ability to enable consumers to buy and sell used vehicles through our ecommerce platform in a seamless, transparent and hassle-free transaction. If consumers fail to perceive us as a trusted brand with a strong reputation and high standards, or if an event occurs that damages our reputation, it could adversely affect customer demand and have a material adverse effect on our business, revenues and results of operations. Even the perception of a decrease in the quality of our customer experience or brand could impact results. Our high rate of growth makes maintaining the quality of our customer experience more difficult.

Complaints or negative publicity about our business practices, marketing and advertising campaigns, vehicle quality, compliance with applicable laws and regulations, data privacy and security or other aspects of our business, especially on blogs and social media websites, could diminish consumer confidence in our platform and adversely affect our brand, irrespective of their validity. The growing use of social media increases the speed with which information and opinions can be shared and thus the speed with which our reputation can be damaged. If we fail to correct or mitigate misinformation or negative information about us, our platform, our vehicle inventory, our customer experience, our brand or any aspect of our business, including information spread through social media or traditional media channels, it could materially and adversely affect our business, financial condition and results of operations.

Our business is sensitive to changes in the prices of new and used vehicles.

Any significant changes in retail prices for new or used vehicles could have a material adverse effect on our business, financial condition and results of operations. For example, if retail prices for used vehicles rise relative to retail prices for new vehicles, it could make buying a new vehicle more attractive to our customers than buying a used vehicle, which could have a material adverse effect on our business, financial condition and results of operations and could result in reduced vehicle sales and lower revenue. Additionally, manufacturer incentives, including financing, could contribute to narrowing the price gap between new and used vehicles.

Used vehicle prices also may decline due to an increased number of new vehicle lease returns over the next several years. While lower used vehicle prices reduce our cost of acquiring new inventory, lower prices could also lead to reductions in the value of inventory we currently hold, which could have a negative impact on gross profit. Moreover, any significant changes in retail prices due to scarcity or competition for used vehicles could impact our ability to source desirable inventory for our customers, which could have a material adverse effect on our results of operations and could result in fewer used-car sales and lower revenue. Furthermore, any significant changes in wholesale prices for used vehicles could have a negative impact on our results of operations by reducing wholesale margins.

Our business and inventory is dependent on our ability to correctly appraise and price vehicles we buy and sell.

When purchasing a vehicle from us, our customers sometimes trade in their current vehicle and apply the trade-in value towards their purchase. We also acquire vehicles from consumers independent of any purchase of a vehicle from us. We appraise and price vehicles we buy and sell using data science and proprietary algorithms based on a number of factors, including mechanical soundness, consumer desirability, vehicle history, market prices and relative value as prospective inventory. If we are unable to correctly appraise and price both the vehicles we buy and the vehicles we sell, we may be unable to acquire or sell inventory at attractive prices or to manage inventory effectively, and accordingly our revenue, gross margins and results of operations would be affected, which could have a material adverse effect on our business, financial condition and results of operations.

Our business is dependent upon access to desirable vehicle inventory. Obstacles to acquiring attractive inventory, whether because of supply, competition or other factors, may have a material adverse effect on our business, financial condition and results of operations.

We acquire vehicles for sale primarily from auctions, as well as dealers, rental car companies and consumers. There can be no assurance that the supply of desirable used vehicles will be sufficient to meet our needs. In addition, we purchase a significant amount of our inventory from one third-party auction source, which accounted for approximately 20% of our inventory sourcing in 2019. If this third party is unable to fulfill our inventory needs or if we are unable to source desirable used vehicles from alternative third-party providers, we may lack sufficient inventory and, as a result, may lose potential and existing customers and related revenues. Moreover, we sell vehicles acquired from customers that do not meet our retail standards to auctions, which may result in lower revenues and also could lead to reductions in our available inventory.

Additionally, we appraise thousands of consumer vehicles daily and evaluate potential purchases based on mechanical soundness, consumer desirability and relative value in relation to retail inventory or wholesale disposition. If we fail to adjust appraisal offers to stay in line with broader market trade-in offer trends or fail to recognize those trends, it could adversely affect our ability to acquire inventory. Our ability to source vehicles through our appraisal process also could be affected by competition, both from new and used vehicle dealers directly and through third-party websites driving appraisal traffic to those dealers. In addition, we remain dependent on third parties to sell us used vehicles, and there can be no assurance of an adequate supply of desirable vehicles on terms that are attractive to us. A reduction in the availability of or access to sources of inventory for any reason could have a material adverse effect on our business, financial condition and results of operations.

Our business is dependent upon our ability to expeditiously sell inventory. Failure to expeditiously sell our inventory could have a material adverse effect on our business, financial condition and results of operations.

Sourcing of our used vehicle inventory is based in large part on projected demand. If actual sales are materially less than our forecasts, we would experience an over-supply of used vehicle inventory. An over-supply of used vehicle inventory will generally cause downward pressure on our vehicle sales prices and margins and decrease inventory sales velocity. Vehicles depreciate rapidly, so a failure to expeditiously sell our inventory or to efficiently recondition and deliver vehicles to customers could hurt our gross profit per unit and materially and adversely affect our business, financial condition and results of operations. Historically, the rate at which customers return vehicles has been relatively low. In 2019, we had approximately         % in total vehicle returns and approximately         % in vehicle returns net of vehicle swaps. However, there is no assurance that that rate will remain similar to our historical levels. If we have higher than expected return rates, such inventory would continue to depreciate in value and our revenue, business, financial condition and results of operations could be materially and adversely affected.

Used vehicle inventory has typically represented a significant portion of our total assets. Having such a large portion of our total assets in the form of used vehicle inventory for an extended period of time subjects us to write-downs and other risks that affect our results of operations. Accordingly, if we have excess inventory, if we are unable to ship and deliver vehicles efficiently or if our inventory sales velocity decreases, we may be unable to liquidate such inventory at prices that would allow us to meet unit economics targets or to recover our costs, which could have a material adverse effect on our business, financial condition and results of operations.

Our ability to expand value-added product offerings and introduce additional products and services may be limited, which could have a material adverse effect on our business, financial condition and results of operations.

Currently, our third-party value-added products consist of finance and insurance products, which includes third-party financing of customers’ vehicle purchases, as well as other value-added products, such as extended warranty contracts, GAP insurance policies and tire and wheel insurance policies. If we introduce new value-added products or expand existing offerings on our platform, such as insurance referral services, music services and vehicle diagnostic and tracking services, we may incur losses or otherwise fail to enter these markets successfully. Our expansion into these markets may place us in competitive and regulatory environments with which we are unfamiliar and involve various risks, including the need to invest significant resources to familiarize ourselves with such frameworks and the possibility that returns on such investments may not be achieved for several years, if at all. In attempting to establish new offerings, we expect to incur significant expenses and face various other challenges, such as expanding our customer experience team and management personnel to cover these markets and complying with complicated regulations that apply to these markets. In addition, we may not successfully demonstrate the value of these value-added products to customers, and failure to do so would compromise our ability to successfully expand into these additional revenue streams. Any of these risks, if realized, could materially and adversely affect our business, financial condition and results of operations.

Failure to comply with federal, state and local laws and regulations relating to privacy, data protection and consumer protection, or the expansion of current or the enactment of new laws or regulations relating to privacy, data protection and consumer protection, as well as our actual or perceived failure to protect such information could harm our reputation and could adversely affect our business, financial condition and results of operations.

We collect, store, process and use personal information and other customer data, and we rely in part on third parties that are not directly under our control, including our third-party customer experience team, to manage certain of these operations. For example, we rely on encryption, storage and processing technology developed by third parties to securely transmit, operate on and store such information. Due to the volume and sensitivity of the personal information and data we and these third parties manage and expect to manage in the future, as well as the nature of our customer base, the security features of our information systems are critical. We expend significant resources to protect against security breaches and may need to expend more resources in the event we need to address problems caused by potential breaches. Any failure or perceived failure to maintain the security of personal and other data that is provided to us by customers and vendors could harm our reputation and brand and expose us to a risk of loss or litigation and possible liability, any of which could adversely affect our business, financial condition and results of operations. Additionally, concerns about our practices with regard to the collection, use or disclosure of personal information or other privacy-related matters, even if unfounded, could harm our business, financial condition and results of operations. We have in the past experienced security vulnerabilities, though such vulnerabilities have not had a material impact on our operations. While we have implemented security procedures and virus protection software, intrusion prevention systems, access control and emergency recovery processes to mitigate such risks like these with respect to information systems that are under our control, they are not fail-safe and may be subject to breaches. Further, we cannot ensure that third parties upon whom we rely for various services will maintain sufficient vigilance and controls over their systems. Our inability to use or access those information systems at critical points in time, or unauthorized releases of personal or confidential information, could unfavorably impact the timely and efficient operation of our business, including our results of operations, and our reputation, as well as our relationships with our employees or other individuals whose information may have been affected by such cybersecurity incidents.

There are numerous federal, state and local laws regarding privacy and the collection, processing, storing, sharing, disclosing, using and protecting of personal information and other data, the scope of which are changing, subject to differing interpretations, and which may be costly to comply with, inconsistent between jurisdictions or conflicting with other rules. We are also subject to specific contractual requirements contained in third-party agreements governing our use and protection of personal information and other data. We generally comply with industry standards and are subject to the terms of our privacy policies and the privacy- and security-related obligations to third parties. We strive to comply with applicable laws, policies, legal obligations and industry codes of conduct relating to privacy and data protection, to the extent possible. However, it is possible that these obligations may be interpreted and applied in new ways or in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. Additionally, new regulations could be enacted with which we are not familiar. Any failure or perceived failure by us to comply with our privacy policies, our privacy-related obligations to customers or other third parties, or our privacy-related legal obligations or any compromise of security that results in the unauthorized release or transfer of sensitive information, which may include personally identifiable information or other customer data, may result in governmental enforcement actions, litigation or public statements against us by consumer advocacy groups or others and could cause customers, vendors and receivable purchasers to lose trust in us, which could have a material adverse effect on our business, financial condition and results of operations. Additionally, if vendors, developers or other third parties that we work with violate applicable laws or our policies, such violations may also put customers’, vendors’ or receivables-purchasers’ information at risk and could in turn harm our business, financial condition and results of operations.

We expect that new industry standards, laws and regulations will continue to be proposed regarding privacy, data protection and information security in many jurisdictions, including the California Consumer Privacy Act (the “CCPA”), which went into effect on January 1, 2020. We cannot yet determine the impact of the CCPA or such future laws, regulations and standards may have on our business. Complying with these evolving obligations is costly. For instance, expanding definitions and interpretations of what constitutes “personal data” (or the equivalent) within the United States may increase our compliance costs and legal liability.

A significant data breach or any failure, or perceived failure, by us to comply with any federal, state or local privacy or consumer protection-related laws, regulations or other principles or orders to which we may be subject or other legal obligations relating to privacy or consumer protection could adversely affect our reputation, brand and business, and may result in claims, investigations, proceedings or actions against us by governmental entities or others or other penalties or liabilities or require us to change our operations and/or cease using certain data sets. Depending on the nature of the information compromised, we may also have obligations to notify users, law enforcement or payment companies about the incident and may need to provide some form of remedy, such as refunds, for the individuals affected by the incident.

We operate in a highly regulated industry and are subject to a wide range of federal, state and local laws and regulations. Failure to comply with these laws and regulations could have a material adverse effect on our business, financial condition and results of operations.

Our business is and will continue to be subject to extensive U.S. federal, state and local laws and regulations. The advertising, sale, purchase, financing and transportation of used vehicles are regulated by every state in which we operate and by the U.S. federal government. We also are subject to state laws related to titling and registration and wholesale vehicle sales, and our sale of value-added products is subject to state licensing requirements, as well as federal and state consumer protection laws. These laws can vary significantly from state to state. In addition, we are subject to regulations and laws specifically governing the internet and ecommerce and the collection, storage and use of personal information and other customer data. We are also subject to federal and state consumer protection laws, including the Equal Credit Opportunity Act and prohibitions against unfair or deceptive acts or practices. The federal governmental agencies that regulate our business and have the authority to enforce such regulations and laws against us include the U.S. Federal Trade Commission (the “FTC”), the U.S. Department of Transportation, the U.S. Occupational Health and Safety Administration, the U.S. Department of Justice and the U.S. Federal Communications Commission. For example, the FTC has jurisdiction to investigate and enforce our compliance with certain consumer protection laws and has brought enforcement actions against auto dealers relating to a broad range of practices, including the sale and financing of value-added or add-on products. Additionally, we are subject to regulation by individual state dealer licensing authorities, state consumer protection agencies and state financial regulatory agencies. We also are subject to audit by such state regulatory authorities.

State dealer licensing authorities regulate the purchase and sale of used vehicles by dealers within their respective states. The applicability of these regulatory and legal compliance obligations to our ecommerce business is dependent on evolving interpretations of these laws and regulations and how our operations are, or are not, subject to them. We are licensed as a dealer in the State of Texas and all of our vehicle transactions are conducted under our Texas license. We believe that our activities in other states are not subject to their vehicle dealer licensing laws. State regulators in such states could, however, seek to require us to maintain a used vehicle dealer license in order to engage in activities in that state.

Most states regulate retail installment sales, including setting a maximum interest rate, caps on certain fees or maximum amounts financed. In addition, certain states require that retail installment sellers file a notice of intent or have a sales finance license or an installment sellers license in order to solicit or originate installment sales in that state. We have obtained a motor vehicle sales finance license in Texas, which is the state in which our vehicle sale transactions are conducted under our Texas dealer license. The financial regulatory agency in Pennsylvania determined that we need to obtain an installment seller license in order to enter into retail installment sales with residents of Pennsylvania, and, as a result, we currently do not offer third-party financing to our customers in Pennsylvania. Accordingly, our customers located in Pennsylvania must obtain independent financing to the extent needed to fund any vehicle purchases on our platform.

Any failure to renew or maintain any of the foregoing licenses would materially and adversely affect our business, financial condition and results of operations. Many aspects of our business are subject to regulatory regimes at the state and local level, and we may not have all licenses required to conduct business in every jurisdiction in which we operate. Despite our belief that we are not subject to certain licensing requirements of those state and local jurisdictions, regulators may seek to impose punitive fines for operating without a license or demand we seek a license in those state and local jurisdictions, any of which may inhibit our ability to do business in those state and local jurisdictions, increase our operating expenses and adversely affect our business, financial condition and results of operations.

In addition to these laws and regulations that apply specifically to the sale and financing of used vehicles, our facilities and business operations are subject to laws and regulations relating to environmental protection, occupational health and safety, and other broadly applicable business regulations. We also are subject to laws and regulations involving taxes, tariffs, privacy and data security, anti-spam, pricing, content protection, electronic contracts and communications, mobile communications, consumer protection, information reporting requirements, unencumbered internet access to our platform, the design and operation of websites and internet neutrality.

After the completion of this offering, we will also be subject to laws and regulations affecting public companies, including securities laws and exchange listing rules. The violation of any of these laws or regulations could result in administrative, civil or criminal penalties or in a cease-and-desist order against our business operations, any of which could damage our reputation and have a material adverse effect on our business, financial condition and results of operations. We have incurred and will continue to incur capital and operating expenses and other costs to comply with these laws and regulations.

The foregoing description of laws and regulations to which we are or may be subject is not exhaustive, and the regulatory framework governing our operations is subject to evolving interpretations and continuous change.

We may require additional debt and equity capital to pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances. If such capital is not available to us, our business, financial condition and results of operations may be materially and adversely affected.

We may require additional capital to pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances, including to increase our marketing expenditures to improve our brand awareness, build and maintain our inventory of used vehicles, develop new products or services or further improve existing products and services, enhance our operating infrastructure and acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. However, additional funds may not be available when we need them, on terms that are acceptable to us, or at all. Moreover, any debt financing that we secure in the future could involve restrictive covenants which may make it more difficult for us to obtain additional capital and to pursue business opportunities. Volatility in the credit markets may also have an adverse effect on our ability to obtain debt financing. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, we may be forced to obtain financing on undesirable terms or our ability to continue to pursue our business objectives and to respond to business opportunities, challenges or unforeseen circumstances could be significantly limited, and our business, financial condition and results of operations could be materially and adversely affected.

If we fail to comply with the Telephone Consumer Protection Act, we may face significant damages, which could harm our business, financial condition and results of operations.

We utilize telephone calls as a means of responding to and marketing to customers interested in purchasing, trading in and/or selling vehicles and value-added products, and intend to implement the use of texting as a means of communication with our customers. We generate leads from our website and online advertising by prompting potential customers to provide their phone numbers so that we can contact them in response to their interest in selling a vehicle, purchasing a vehicle, trading in a vehicle or obtaining financing terms. We currently engage a third-party customer experience center to facilitate substantially all inquiries, sales, purchases and financings of our vehicles through our platform.

The Telephone Consumer Protection Act (the “TCPA”), as interpreted and implemented by the Federal Communication Commission (the “FCC”) and U.S. courts, imposes significant restrictions on the use of telephone calls to residential and mobile telephone numbers as a means of communication when prior consent of the person being contacted has not been obtained. Currently, our third-party customer experience center utilizes automated telephone dialing systems to dial phone numbers of potential customers who have requested that we contact them by providing their phone number to us through our website and through third-party aggregation websites. Our telephone marketing activities, such as these, must comply with the TCPA, the Telephone Sales Rule (the “TSR”) and the FCC’s declaratory ruling issued on July 10, 2015 (the “July Declaratory Ruling”). The TCPA prohibits the use of automatic telephone dialing systems for communications with wireless phone numbers without express consent of the consumer, and the TSR established the Do Not Call Registry. Based on a recent decision from the United States Court of Appeals for the District of Columbia, issued on March 16, 2018 (the “ACA Ruling”) much of the July Declaratory Ruling has been vacated. Although it is possible that decisions of other appellate courts could further change the standards of conduct applicable to the use of automated telephone dialing systems, at present obtaining appropriate consent for auto-dialed calls and properly managing revocations of consent comply with the standard of conduct announced in the ACA Ruling. Violations of the TCPA may be enforced by the FCC or by individuals through litigation, including class actions. Statutory penalties for TCPA violations range from $500 to $1,500 per violation, which has been interpreted to mean per phone call.

In September 2016, an individual brought a putative class action against us under the TCPA alleging we violated the TCPA by sending him a single text message expressing interest in purchasing a vehicle he listed for sale online. The court granted summary judgment in our favor and, following the plaintiff’s appeal, the parties resolved the lawsuit. While we have implemented processes and procedures to comply with the TCPA, if we or the third parties on which we rely for data fail to adhere to or successfully implement appropriate processes and procedures in response to existing or future regulations, it could result in legal and monetary liability, fines, penalties or damage to our reputation in the marketplace, any of which could have a material adverse effect on our business, financial condition and results of operations. Additionally, any changes to the TCPA, its interpretation, or enforcement of it by the government or private parties that further restrict the way we contact and communicate with our potential customers or generate leads could adversely affect our ability to attract customers and could harm our business, financial condition and results of operations.

Government regulation of the internet and ecommerce is evolving, and unfavorable changes or failure by us to comply with these regulations could substantially harm our business, financial condition and results of operations.

We are subject to general business regulations and laws, as well as regulations and laws specifically governing the internet and ecommerce. Existing and future regulations and laws could impede the growth of the internet, ecommerce or mobile commerce. These regulations and laws may involve taxes, tariffs, privacy and data security, anti-spam, pricing, content protection, electronic contracts and communications, mobile communications, consumer protection, information reporting requirements, unencumbered internet access to our platform, the design and operation of websites and internet neutrality. It is not clear how existing laws governing issues such as property ownership, sales and other taxes and consumer privacy apply to the internet as the vast majority of these laws were adopted prior to the advent of the internet and do not contemplate or address the unique issues raised by the internet or ecommerce. It is possible that general business regulations and laws, or those specifically governing the internet or ecommerce, may be interpreted and applied in a manner that is inconsistent from one market segment to another and may conflict with other rules or our practices. For example, federal, state and local regulation regarding privacy, data protection and information security has become more significant, and proposed regulations such as the CCPA may increase our costs of compliance. We cannot be sure that our practices have complied, comply or will comply fully with all such laws and regulations. The enactment of new laws and regulations or the interpretation of existing laws and regulations in an unfavorable way may affect the operation of our business, directly or indirectly, which could result in substantial regulatory compliance costs, civil or criminal penalties, including fines, adverse publicity, decreased revenues and increased expenses.

We actively use anonymous online data for targeting ads online and if ad networks are compelled by regulatory bodies to limit use of this data, it could materially affect our ability to do effective performance modeling. Any failure, or perceived failure, by us to comply with any of these laws or regulations could result in damage to our reputation, a loss in business and proceedings or actions against us by governmental entities or others. Any such proceeding or action could hurt our reputation, force us to spend significant amounts in defense of these proceedings, distract our management, increase our costs of doing business, decrease the use of our sites by customers and suppliers and result in the imposition of monetary liability. We also may be contractually liable to indemnify and hold harmless third parties from the costs or consequences of non-compliance with any such laws or regulations. Adverse legal or regulatory developments could substantially harm our business, our ability to attract new customers may be adversely affected, and we may not be able to maintain or grow our revenue and expand our business as anticipated.

We are subject to risks related to online payment methods.

We accept payments for deposits on our vehicles through a variety of methods, including credit card and debit card. As we offer new payment options to customers, we may be subject to additional regulations, compliance requirements and fraud. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs. We are also subject to payment card association operating rules and certification requirements, including the Payment Card Industry Data Security Standard and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. As our business changes, we also may be subject to different rules under existing standards, which may require new assessments that involve costs above what we currently pay for compliance. If we fail to comply with the rules or requirements of any provider of a payment method we accept, if the volume of fraud in our transactions limits or terminates our rights to use payment methods we currently accept, or if a data breach occurs relating to our payment systems, we may, among other things, be subject to fines or higher transaction fees and may lose, or face restrictions placed upon, our ability to accept credit card and debit card payments from customers or facilitate other types of online payments. If any of these events were to occur, our business, financial condition and results of operations could be materially adversely affected.

We occasionally receive orders placed with fraudulent credit card data, including stolen credit card numbers, or from clients who have closed bank accounts or have insufficient funds in open bank accounts to satisfy payment obligations. We may suffer losses as a result of orders placed with fraudulent credit card data even if the associated financial institution approved payment of the orders. Under current credit card practices, we may be liable for fraudulent credit card transactions. If we are unable to detect or control credit card or other fraud, our liability for these transactions could harm our business, financial condition and results of operations.

If we do not adequately address our customers’ reliance on mobile device technology, our results of operations could be harmed and our growth could be negatively affected.

Vroom.com is a mobile website that consumers can access and utilize from their mobile devices. In addition, we are designing and launching mobile apps (iOS and android) to enhance customers’ mobile experience. In light of consumers’ shift to mobile technology, our future success depends in part on our ability to provide enhanced functionality for customers who use mobile devices to shop for used vehicles and increase the number of transactions with us that are completed by those users. In the year ended December 31, 2018, approximately 62% of unique visitors to our website were attributable to mobile devices and in the year ended December 31, 2019, this figure grew to approximately     %. The shift to mobile technology by our users may harm our business in the following ways:

•

customers visiting our website from a mobile device may not accept mobile technology as a viable long-term platform to buy or sell a vehicle. This may occur for a number of reasons, including our ability to provide the same level of website functionality to a mobile device that we provide on a desktop computer, the actual or perceived lack of security of information on a mobile device and possible disruptions of service or connectivity;

•

we may be unable to provide sufficient website functionality to mobile device users, which may cause customers using mobile devices to believe that our competitors offer superior products and features;

•	problems may arise in developing applications for alternative devices and platforms and the need to devote significant resources to the creation, support and maintenance of such applications; or

•

regulations related to consumer finance disclosures, including the Truth in Lending Act and the Fair Credit Reporting Act, may be interpreted, in the context of mobile devices, in a manner which could expose us to legal liability in the event we are found to have violated applicable laws.

If we do not develop suitable functionality for users who visit our website using a mobile device, our business, financial condition and results of operations could be harmed.

Our future growth and profitability relies heavily on the effectiveness and efficiency of our marketing and branding efforts, and these efforts may not be successful.

Because we are a consumer brand, we rely heavily on marketing and advertising to increase brand visibility and attract potential customers. Advertising expenditures are and will continue to be a significant component of our operating expenses, and there can be no assurance that we will achieve a meaningful ROI on such expenditures. We continue to evolve our marketing strategies, adjusting our messages, the amount we spend on advertising and where we spend it, and no assurance can be given that we will be successful in developing effective messages and in achieving efficiency in our marketing and advertising expenditures. As a result, our future growth and profitability will depend in part on:

•	the effectiveness of our national television advertising campaigns;

•	the effectiveness of our performance-based digital marketing efforts;

•	the effectiveness and efficiency of our online advertising and search marketing programs in generating consumer awareness of, and sales on, our platform;

•	our ability to prevent confusion among customers that can result from search engines that allow competitors to use or bid on our trademarks to direct customers to competitors’ websites;

•	our ability to prevent internet publication of false or misleading information regarding our platform or our competitors’ offerings; and

•	the effectiveness of our direct-to-consumer advertising to reduce our dependency on third-party aggregation websites.

We currently advertise through a blend of brand and direct advertising channels with the goal of increasing the strength, recognition and trust in the Vroom brand and driving more unique visitors to our platform. Our marketing strategy includes national television campaigns, which we launched in February 2019, and performance marketing through digital platforms, including both auto-centric lead generation platforms and broader consumer-facing platforms. We also strategically use targeted radio campaigns and billboards and other local advertising in key markets, and we are expanding our national marketing efforts featuring Sell Us Your Car®. As such, a significant component of our marketing spend involves the use of various marketing techniques, including programmatic ad-buying, interest targeting, retargeting and email nurturing. Future growth and profitability will depend in part on the cost and efficiency of our promotional advertising and marketing programs and related expenditures, including our ability to create greater awareness of our platform and brand name, to appropriately plan for future expenditures and to drive the promotion of our platform.

Additionally, our business model relies on our ability to grow rapidly and to decrease incremental customer acquisition costs as we grow. If we are unable to recover our marketing costs through increases in customer traffic and incremental sales, if our advertising partners refuse to work with us at competitive rates or at all, or if our broad marketing campaigns are not successful or are terminated, our growth may suffer and our business, financial condition and results of operations could be materially and adversely affected.

We rely on internet search engines, vehicle listing sites and social networking sites to help drive traffic to our website, and if we fail to appear prominently in the search results or fail to drive traffic through paid advertising, our traffic would decline and our business, financial condition and results of operations could be materially and adversely affected.

We depend in part on internet search engines, such as Google, Bing and Yahoo!, vehicle listing sites and social networking sites such as Facebook and Instagram to drive traffic to our website. Our ability to maintain and increase the number of visitors directed to our platform is not entirely within our control. Our competitors may increase their search engine marketing efforts and outbid us for placement on various vehicle listing sites or for search terms on various search engines, resulting in their websites receiving a higher search result page ranking than ours. Additionally, internet search engines could revise their methodologies in a way that would adversely affect our search result rankings. If internet search engines modify their search algorithms in ways that are detrimental to us, if vehicle listing sites refuse to display any or all of our inventory in certain geographic locations, or if our competitors’ efforts are more successful than ours, overall growth in our customer base could slow or our customer base could decline. Internet search engine providers could provide automotive dealer and pricing information directly in search results, align with our competitors or choose to develop competing services. Our platform has experienced fluctuations in search result rankings in the past, and we anticipate similar fluctuations in the future. We could reach a point of inventory saturation at third-party aggregation websites whereby we will exceed the maximum allowable inventory that will require us to spend greater than market rates to list our inventory. Any reduction in the number of users directed to our platform through internet search engines, vehicle listings sites or social networking sites could harm our business, financial condition and results of operations.

Our business relies on email and other messaging services, and any restrictions on the sending of emails or messages or an inability to timely deliver such communications could materially and adversely affect our business, financial condition and results of operations.

Our business is dependent upon email and other messaging services for promoting our platform and vehicles available for purchase. Promotions offered through email and other messages sent by us are an important part of our marketing strategy. We provide emails to customers and other visitors informing them of the convenience and value of using our platform, as well as updates on new inventory and price updates on listed inventory, and we believe these emails, coupled with our general marketing efforts, are an important part of our customer experience and help generate revenue. If we are unable to successfully deliver emails or other messages to our subscribers, or if subscribers decline to open our emails or other messages, our revenues could be materially and adversely affected. Any changes in how webmail applications organize and prioritize email may reduce the number of subscribers opening our emails. For example, Google’s Gmail service has a feature that organizes incoming emails into categories (such as primary, social and promotions). Such categorization or similar inbox organizational features may result in our emails being delivered in a less prominent location in a subscriber’s inbox or viewed as “spam” by our subscribers and may reduce the likelihood of that subscriber opening our emails.

In addition, actions by third parties to block, impose restrictions on or charge for the delivery of emails or other messages could also adversely impact our business. From time to time, internet service providers or other third parties may block bulk email transmissions or otherwise experience technical difficulties that result in our inability to successfully deliver email or other messages to third parties. Changes in the laws or regulations that limit our ability to send such communications or impose additional requirements upon us in connection with sending such communications could also materially and adversely affect our business, financial condition and results of operations. Our use of email and other messaging services to send communications about our sites or other matters may also result in legal claims against us, which may cause us to incur increased expenses, and if successful might result in fines and orders with costly reporting and compliance obligations or might limit or prohibit our ability to send emails or other messages. We also rely on social networking messaging services to send communications and to encourage customers to send communications. Changes to the terms of these social networking services to limit promotional communications, any restrictions that would limit our ability or our customers’ ability to send communications through their services, disruptions or downtime experienced by these social networking services or decline in the use of or engagement with social networking services by customers and potential customers could materially and adversely affect our business, financial condition and results of operations.

We may experience seasonal and other fluctuations in our quarterly results of operations, which may not fully reflect the underlying performance of our business.

We expect our quarterly results of operations, including our revenue, gross profit and cash flow to vary significantly in the future based in part on, among other things, vehicle-buying patterns. Vehicle sales generally exhibit seasonality with an increase in sales early in the year that reaches its highest point late in the first quarter and early in the second quarter, which then levels off through the rest of the year with the lowest level of sales in the fourth quarter. This seasonality historically corresponds with the timing of income tax refunds, which can provide a primary source of funds for customers’ payments on used vehicle purchases. Used vehicle prices also exhibit seasonality, with used vehicles depreciating at a faster rate in the last two quarters of each year and a slower rate in the first two quarters of each year.

Other factors that may cause our quarterly results to fluctuate include, without limitation:

•	our ability to attract new customers;

•	our ability to generate sales of value-added products;

•	changes in the competitive dynamics of our industry;

•	the regulatory environment;

•	expenses associated with unforeseen quality issues;

•	macroeconomic conditions;

•	our ability to maintain sufficient inventory of desirable vehicles;

•	seasonality of the automotive industry and third-party aggregation websites on which we rely;

•	changes that impact disposable income, including changes that impact the timing or amount of income tax refunds; and

•	litigation or other claims against us.

In addition, a significant portion of our expenses are fixed and do not vary proportionately with fluctuations in revenues. As a result of these seasonal fluctuations, our results in any quarter may not be indicative of the results we may achieve in any subsequent quarter or for the full year, and period-to-period comparisons of our results of operations may not be meaningful.

We participate in a highly competitive industry, and pressure from existing and new companies may adversely affect our business and results of operations.

Our current and future competitors may include:

•	traditional new and used car dealerships;

•	large, national car dealers, such as CarMax and AutoNation, which are expanding into online sales, including “omni-channel” offerings;

•	used car dealers or marketplaces that currently have existing ecommerce businesses or online platforms, such as Carvana;

•	the peer-to-peer market, utilizing sites such as Facebook, Craigslist.com, eBay Motors and Nextdoor.com; and

•	sales by rental car companies directly to consumers of used vehicles which were previously utilized in rental fleets, such as Hertz Car Sales and Enterprise Car Sales.

Internet and online automotive sites could change their models to directly compete with us, such as Google, Amazon, AutoTrader.com, Edmunds.com, KBB.com, Autobytel.com, TrueCar.com, CarGurus and Cars.com. In addition, automobile manufacturers such as General Motors, Ford and Volkswagen could change their sales models to better compete with our model through technology and infrastructure investments. While such enterprises may change their business models and endeavor to compete with us, the purchase and sale of used vehicles through ecommerce presents unique challenges.

Our competitors also compete in the online market through companies that provide listings, information, lead generation and car buying services designed to reach customers and enable dealers to reach these customers and providers of offline, membership-based car buying services such as the Costco Auto Program.

We also expect that new competitors will continue to enter the traditional and ecommerce automotive retail industry with competing brands, business models and products and services, which could have an adverse effect on our revenue, business and financial results. For example, traditional car dealers could transition their selling efforts to the internet, allowing them to sell vehicles across state lines and compete directly with our online offering and no-negotiating pricing model.

Our current and potential competitors may have significantly greater financial, technical, marketing and other resources than we have, and the ability to devote greater resources to the development, promotion and support of their businesses, platforms, and related products and services. Additionally, they may have more extensive automotive industry relationships, longer operating histories and greater name recognition than we have. As a result, these competitors may be able to respond more quickly to consumer needs with new technologies and to undertake more extensive marketing or promotional campaigns. If we are unable to compete with these companies, the demand for our used vehicles and value-added products could substantially decline.

In addition, if one or more of our competitors were to merge or partner with another of our competitors, the change in the competitive landscape could adversely affect our ability to compete effectively. We may not be able to compete successfully against current or future competitors, and competitive pressures may harm our business, financial condition and results of operations. Furthermore, if our competitors develop business models, products or services with similar or superior functionality to our platform, it may adversely affect our business. Additionally, our competitors could use their political influence and increase lobbying efforts to encourage new regulations or interpretations of existing regulations that would prevent us from operating in certain markets.

Changes in the auto industry may threaten our business model if we are unable to adapt.

The market for used vehicles may be impacted by the significant, and likely accelerating, changes to the broader automotive industry, which may render our existing or future business model or our ability to sell vehicles, products and services less competitive, unmarketable or obsolete. For example, technology is currently being developed to produce automated, driverless vehicles that could reduce the demand for, or replace, traditional vehicles, including the used vehicles that we acquire and sell. Additionally, ride-hailing and ride-sharing services are becoming increasingly popular as a means of transportation and may decrease consumer demand for the used vehicles we sell, particularly as urbanization increases. Furthermore, new technologies such as autonomous driving software have the potential to change the dynamics of car ownership in the future. If we are unable to or otherwise fail to successfully adapt to such industry changes, our business, financial condition and results of operations could be materially and adversely affected.

Prospective purchasers of vehicles may choose not to shop online, which would prevent us from growing our business.

Our success will depend, in part, on our ability to attract additional customers who have historically purchased vehicles through traditional dealers. The online market for vehicles is significantly less developed than the online market for other goods and services such as books, music, travel and other consumer products. If this market does not gain widespread acceptance, our business may suffer. Furthermore, we may have to incur significantly higher and more sustained advertising and promotional expenditures or offer more incentives than we currently anticipate in order to attract additional consumers to our platform and convert them into purchasing customers. Specific factors that could prevent consumers from purchasing vehicles through our ecommerce platform include:

•	concerns about buying vehicles without face-to-face interaction with sales personnel and the ability to physically test-drive and examine vehicles;

•	preference for a more personal experience when purchasing vehicles;

•	insufficient level of desirable inventory;

•	pricing that does not meet consumer expectations;

•	delayed deliveries;

•	inconvenience with returning or exchanging vehicles purchased online;

•	concerns about the security of online transactions and the privacy of personal information; and

•	usability, functionality and features of our platform.

If the online market for vehicles does not continue to develop and grow, our business will not grow and our business, financial condition and results of operations could be materially and adversely affected.

General business and economic conditions, and risks related to the larger automotive ecosystem, including consumer demand, could reduce our sales and profitability, which could have a material adverse effect on our business, financial condition and results of operations.

Our business is affected by general business and economic conditions. The global economy often experiences periods of instability, and this volatility may result in reduced demand for our vehicles and value-added products, reduced spending on vehicles, inability of customers to obtain credit to finance purchases of vehicles and decreased consumer confidence to make discretionary purchases. Consumer purchases of new and used vehicles generally decline during recessionary periods and other periods in which disposable income is adversely affected.

Purchases of new and used vehicles are typically discretionary for consumers and have been, and may continue to be, affected by negative trends in the economy and other factors, including rising interest rates, the cost of energy and gasoline, the availability and cost of consumer credit, reductions in consumer confidence and fears of recession, stock market volatility, increased regulation and increased unemployment. Increased environmental regulation has made, and may in the future make, used vehicles more expensive and less desirable for consumers.

In addition, changing trends in consumer tastes, negative business and economic conditions and market volatility may make it difficult for us to accurately forecast vehicle demand trends, which could cause us to increase our inventory carrying costs and could materially and adversely affect our business, financial condition and results of operations.

Our business is sensitive to conditions affecting automotive manufacturers, including manufacturer recalls.

Adverse conditions affecting one or more automotive manufacturers could have a material adverse effect on our business, financial condition and results of operations and could impact our supply of used vehicles. In addition, manufacturer recalls are a common occurrence that have accelerated in frequency and scope in recent years. In the instance of an open recall, we may have to temporarily remove vehicles from inventory and may be unable to liquidate such inventory in a timely manner or at all. Because we do not have manufacturer authorization to complete recall-related repairs, some vehicles we sell may have unrepaired safety recalls. Such recalls, and our lack of authorization to make recall-related repairs or potential unavailability of parts needed to make such repairs, could (i) adversely affect used vehicle sales or valuations, (ii) cause us to temporarily remove vehicles from inventory, (iii) cause us to sell any affected vehicles at a loss, (iv) force us to incur increased costs and (v) expose us to litigation and adverse publicity related to the sale of recalled vehicles, which could have a material adverse effect on our business, financial condition and results of operations.

Our business is subject to the risk of natural disasters, adverse weather events and other catastrophic events, and to interruption by manmade problems such as terrorism.

Our business is vulnerable to damage or interruption from earthquakes, fires, floods, power losses, telecommunications failures, terrorist attacks, acts of war, human errors and similar events. The third-party systems and operations on which we rely are subject to similar risks. For example, a significant natural disaster, such as an earthquake, fire or flood, could have an adverse effect on our business, financial condition and operating results, and our insurance coverage may be insufficient to compensate us for losses that may occur. Acts of terrorism could also cause disruptions in our businesses, consumer demand or the economy as a whole. We may not have sufficient protection or recovery plans in some circumstances, such as if a natural disaster affects locations that store a significant amount of our inventory vehicles. As we rely heavily on our computer and communications systems and the internet to conduct our business and provide high-quality customer service, any disruptions could negatively affect our ability to run our business, which could have an adverse effect on our business, financial condition, and operating results.

Our insurance may not provide adequate levels of coverage against claims.

We believe that we maintain insurance customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Moreover, any loss incurred could exceed policy limits and policy payments made to us may not be made on a timely basis. For example, insurance we maintain against liability claims may not continue to be available on terms acceptable to us and such coverage may not be adequate to cover the types of liabilities actually incurred. A successful claim brought against us, if not fully covered by available insurance coverage, could materially and adversely affect our business, financial condition and results of operations.

We may acquire other companies or technologies, which could divert our management’s attention, result in additional dilution to our stockholders and otherwise disrupt our operations and harm our results of operations.

Our success will depend, in part, on our ability to grow our business in response to the demands of consumers and other constituents within the automotive industry, as well as competitive pressures. Although we have no plans to do so currently, in some circumstances, we may determine to grow our business through the acquisition of complementary businesses and technologies rather than through internal development. The identification of suitable acquisition candidates can be difficult, time-consuming and costly, and we may not be able to successfully complete identified acquisitions. The risks we face in connection with acquisitions include:

•	diversion of management time and focus from operating our business to addressing acquisition integration challenges;

•	coordination of technology, research and development and sales and marketing functions;

•	transition of the acquired company’s users to our platform;

•	retention of employees from the acquired company;

•	cultural challenges associated with integrating employees from the acquired company into our organization;

•	integration of the acquired company’s accounting, management information, human resources and other administrative systems;

•	the need to implement or improve controls, policies and procedures at a business that, prior to the acquisition, may have lacked effective controls, policies and procedures;

•	potential write-offs of intangibles or other assets acquired in such transactions that may have an adverse effect our results of operations;

•

liability for activities of the acquired company before the acquisition, including patent and trademark infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities; and

•	litigation or other claims in connection with the acquired company, including claims from terminated employees, customers, former stockholders or other third parties.

Our failure to address these risks or other problems encountered in connection with our past or future acquisitions and investments could cause us to fail to realize the anticipated benefits of these acquisitions or investments, cause us to incur unanticipated liabilities and otherwise harm our business. Future acquisitions also could result in dilutive issuances of our equity securities, the incurrence of debt, contingent liabilities or amortization expenses, any of which could harm our financial condition. Also, the anticipated benefits of any acquisitions may not materialize. Any of these risks, if realized, could materially and adversely affect our business, financial condition and results of operations.

We depend on key personnel to operate our business, and if we are unable to retain, attract and integrate qualified personnel, our ability to develop and successfully grow our business could be harmed.

We believe our success has depended, and continues to depend, on the efforts and talents of our executives and employees. Our future success depends on our continuing ability to attract, develop, motivate and retain highly qualified and skilled employees. Qualified individuals are in high demand, and we may incur significant costs to attract and retain them. In addition, the loss of any of our key employees or senior management, including our Chief Executive Officer, Paul J. Hennessy, could materially and adversely affect our ability to execute our business plan and strategy, and we may not be able to find adequate replacements on a timely basis, or at all. Our executive officers and other employees are at-will employees, which means they may terminate their employment relationship with us at any time, and their knowledge of our business and industry would be extremely difficult to replace. We may not be able to retain the services of any members of our senior management or other key employees. If we do not succeed in attracting well-qualified employees or retaining and motivating existing employees, our business, financial condition and results of operations could be materially and adversely affected.

We rely on third-party technology and information systems to complete critical business functions. If that technology fails to adequately serve our needs, and we cannot find alternatives, it may negatively impact our business, financial condition and results of operations.

We rely on third-party technology for certain of our critical business functions, including customer identity verification for financing, transportation fleet telemetry, network infrastructure for hosting our website and inventory data, software libraries, development environments and tools, services to allow customers to digitally sign contracts and customer experience center management. Our business is dependent on the integrity, security and efficient operation of these systems and technologies. Our systems and operations or those of our third-party vendors and partners could be exposed to damage or interruption from, among other things, fire, natural disaster, power loss, telecommunications failure, unauthorized entry, computer viruses, denial-of-service attacks, acts of terrorism, human error, vandalism or sabotage, financial insolvency, bankruptcy and similar events. The failure of these systems to perform as designed, the failure to maintain or update these systems as necessary, the vulnerability of these systems to security breaches or attacks or the inability to enhance our information technology capabilities, and our inability to find suitable alternatives could disrupt our operations and have a material adverse effect on our business, financial condition and results of operations.

Our platform utilizes open-source software, and any defects or security vulnerabilities in the open-source software could negatively affect our business.

Our platform employs open-source software, and we expect to use open-source software in the future. To the extent that our platform depends upon the successful operation of open-source software, any undetected errors or defects in this open-source software could prevent the deployment or impair the functionality of our platform, delay the introduction of new solutions, result in a failure of our platform and injure our reputation. For example, undetected errors or defects in open-source software could render it vulnerable to breaches or security attacks, and, in conjunction, make our systems more vulnerable to data breaches.

In addition, the terms of various open-source licenses have not been interpreted by United States courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to market our platform. Some open-source licenses might require us to make our source code available at no cost or require us to make our source code publicly available for modifications or derivative works if our source code is based upon, incorporates, or was created using the open-source software to license such source code under the terms of the particular open-source license. While we try to insulate our proprietary code from the effects of such open-source license provisions, we cannot guarantee we will be successful. In addition to risks related to open-source license requirements, usage of open-source software can lead to greater risks than use of third-party commercial software, as open-source licensors generally do not provide warranties or controls on the origin of the software. Many of the risks associated with usage of open-source software cannot be eliminated and could materially and adversely affect our business, financial condition and results of operations.

Failure to adequately protect our intellectual property, technology and confidential information could harm our business, financial condition and results of operations.

The protection of intellectual property, technology and confidential information is crucial to the success of our business. We rely on a combination of trademark, trade secret and copyright law, as well as contractual restrictions, to protect our intellectual property (including our brand, technology and confidential information). While it is our policy to protect and defend our rights to our intellectual property, we cannot predict whether steps taken by us to protect our intellectual property will be adequate to prevent infringement, misappropriation, dilution or other violations of our intellectual property rights. We also cannot guarantee that others will not independently develop technology that has the same or similar functionality as our technology. Unauthorized parties may also attempt to copy or obtain and use our technology to develop competing solutions, and policing unauthorized use of our technology and intellectual property rights may be difficult and may not be effective. Furthermore, we may face claims of infringement of third-party intellectual property that could interfere with our ability to market, promote and sell our brands, products and services. Any litigation to enforce our intellectual property rights or defend ourselves against claims of infringement of third-party intellectual property rights could be costly, divert attention of management and may not ultimately be resolved in our favor. Moreover, if we are unable to successfully defend against claims that we have infringed the intellectual property rights of others, we may be prevented from using certain intellectual property and may be liable for damages, which in turn could materially adversely affect our business, financial condition or results of operations.

As part of our efforts to protect our intellectual property, technology and confidential information, we require certain of our employees and consultants to enter into confidentiality and assignment of inventions agreements, and we also require certain third parties to enter into nondisclosure agreements. These agreements may not effectively grant all necessary rights to any inventions that may have been developed by our employees and consultants. In addition, these agreements may not effectively prevent unauthorized use or disclosure of our confidential information, intellectual property or technology and may not provide an adequate remedy in the event of unauthorized use or disclosure of our confidential information, intellectual property or technology. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our website features, software and functionality or obtain and use information that we consider proprietary. Changes in the law or adverse court rulings may also negatively affect our ability to prevent others from using our technology.

We are currently the registrant of the vroom.com and texasdirectauto.com internet domain names and various other related domain names. The regulation of domain names in the United States is subject to change. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. As a result, we may not be able to acquire or maintain domain names that are important for our business.

In addition, we have certain trademarks that are important to our business, such as the Vroom® and Sell Us Your Car® trademarks. If we fail to adequately protect or enforce our rights under these trademarks, we may lose the ability to use those trademarks or to prevent others from using them, which could adversely harm our reputation and our business, financial condition and results of operations. While we are actively seeking, and have secured registration of several of our trademarks in the U.S. and other jurisdictions, it is possible that others may assert senior rights to similar trademarks, in the U.S. and internationally, and seek to prevent our use and registration of our trademarks in certain jurisdictions. Our pending trademark or service mark applications may not result in such marks being registered.

While software can be protected under copyright law, we have chosen not to register any copyrights in these works, and instead, primarily rely on trade secret law to protect our proprietary software. In order to bring a copyright infringement lawsuit in the United States, the copyright must be registered. Accordingly, the remedies and damages available to us for unauthorized use of our software may be limited. Our trade secrets, know-how and other proprietary materials may be revealed to the public or our competitors or independently developed by our competitors and no longer provide protection for the related intellectual property. Furthermore, our trade secrets, know-how and other proprietary materials may be revealed to the public or our competitors or independently developed by our competitors and no longer provide protection for the related intellectual property.

We may be subject to claims asserting that our employees, consultants or advisors have wrongfully used or disclosed alleged trade secrets of their current or former employers or claims asserting ownership of what we regard as our own intellectual property.

Although we try to ensure that our employees, consultants and advisors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these individuals have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s current or former employer. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

In addition, while it is our policy to require our employees and contractors who may be involved in the creation or development of intellectual property on our behalf to execute agreements assigning such intellectual property to us, we may be unsuccessful in having all such employees and contractors execute such an agreement. The assignment of intellectual property may not be self-executing or the assignment agreement may be breached, and we may be forced to bring claims against third parties or defend claims that they may bring against us to determine the ownership of what we regard as our intellectual property.

A significant disruption in service on our platform could damage our reputation and result in a loss of customers, which could harm our brand or our business, financial condition and results of operations.

Our brand, reputation and ability to attract customers depend on the reliable performance of our platform and the supporting systems, technology and infrastructure. We may experience significant interruptions to our systems in the future. Interruptions in these systems, whether due to system failures, programming or configuration errors, computer viruses or physical or electronic break-ins, could affect the availability of our inventory on our platform and prevent or inhibit the ability of customers to access our platform. Problems with the reliability or security of our systems could harm our reputation, result in a loss of customers and result in additional costs.

Our data center is located at a facility in Houston, Texas, which connects all of our offices and our Vroom VRC. Our data center is vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, terrorist attacks, acts of war, electronic and physical break-ins, computer viruses, earthquakes and similar events. The occurrence of any of these events could render communications between Vroom offices inoperable and impact our ability to list and sell vehicles through our platform.

Problems faced by our third-party web-hosting providers, including AWS and Google Cloud, could inhibit the functionality of our platform. For example, our third-party web-hosting providers could close their facilities without adequate notice or suffer interruptions in service caused by cyber-attacks, natural disasters or other phenomena. Disruption of their services could cause our website to be inoperable and could have a material adverse effect on our business, financial condition and results of operations. Any financial difficulties, up to and including bankruptcy, faced by our third-party web-hosting providers or any of the service providers with whom they contract may have negative effects on our business, the nature and extent of which are difficult to predict. In addition, if our third-party web-hosting providers are unable to keep up with our growing capacity needs, our business, financial condition and results of operations could be harmed.

Any errors, defects, disruptions, or other performance or reliability problems with our platform could interrupt our customers’ access to our inventory and our access to data that drives our inventory purchase operations, which could harm our reputation or our business, financial condition and results of operations.

We are, and may in the future be, subject to legal proceedings in the ordinary course of our business. If the outcomes of these proceedings are adverse to us, it could have a material adverse effect on our business, financial condition and results of operations.

We are subject to various litigation matters from time to time, the outcome of which could have a material adverse effect on our business, financial condition and results of operations. Claims arising out of actual or alleged violations of law could be asserted against us by individuals, either individually or through class actions, by governmental entities in civil or criminal investigations and proceedings or by other entities. These claims could be asserted under a variety of laws, including but not limited to consumer finance laws, consumer protection laws, intellectual property laws, privacy laws, labor and employment laws, securities laws and employee benefit laws. These actions could expose us to adverse publicity and to substantial monetary damages and legal defense costs, injunctive relief and criminal and civil fines and penalties, including but not limited to suspension or revocation of licenses to conduct business. See “Business—Legal Proceedings.”

We may be limited in our ability to utilize, or may not be able to utilize, net operating loss carryforwards to reduce our future tax liability.

As of December 31, 2019 we had U.S. federal net operating loss (“NOL”) carryforwards of $            million, the utilization of which may be limited annually due to certain change in ownership provisions of Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”). Our U.S. federal NOL carryforwards will begin to expire in 2034 and will completely expire in 2037. Please refer to Note 15 to our audited consolidated financial statements appearing elsewhere in this prospectus for a further discussion of the carryforward of our NOLs. As of December 31, 2019, we maintain a valuation allowance of $            million for our deferred tax assets.

An “ownership change” (generally defined as greater than 50-percentage-point cumulative changes in the equity ownership of certain stockholders over a rolling three-year period) under Section 382 of the Code may limit our ability to utilize fully our pre-change NOL carryforwards to reduce our taxable income in periods following the ownership change. In general, an ownership change would limit our ability to utilize U.S. federal NOL carryforwards to an amount equal to the aggregate value of our equity at the time of the ownership change multiplied by a specified tax-exempt interest rate, subject to increase by certain built-in gains. Similar provisions of state tax law may also apply to our state NOL carryforwards. We believe we have undergone an ownership change for purposes of Section 382 of the Code in each of 2013, 2014 and 2015, which substantially limits our ability to use U.S. federal NOL carryforwards generated prior to each such ownership change. In addition, future changes in our stock ownership, some of which may be beyond our control, could result in additional ownership changes under Section 382 of the Code.

We may need to recognize impairment charges related to goodwill, identified intangible assets and fixed assets.

We are required to test goodwill and any other intangible asset with an indefinite life for possible impairment on the same date each year and on an interim basis if there are indicators of a possible impairment. There is significant judgment required in the analysis of a potential impairment of goodwill, identified intangible assets and other long-lived assets. If, as a result of a general economic slowdown or deterioration in one or more of the markets in which we operate or in our financial performance or future outlook, or if the estimated fair value of our long-lived assets decreases, we may determine that one or more of our long-lived assets is impaired. An impairment charge would be determined based on the estimated fair value of the assets and any such impairment charge could have a material adverse effect on our business, financial condition and results of operations.

Tax matters could impact our results of operations and financial condition.

We are subject to U.S. federal income tax, as well as income tax in certain states. Our provision for income taxes and cash tax liability in the future could be adversely affected by numerous factors including, changes in tax laws, regulations, accounting principles or interpretations thereof, which could materially and adversely impact our cash flows and our business, financial condition and results of operations in future periods. Increases in our effective tax rate could also materially affect our net results. The Tax Cuts and Jobs Act (the “TCJA”), which was enacted in 2017, significantly reformed the Code. The TCJA, among other things, contained significant changes to corporate taxation, including a reduction of the corporate tax rate from a top marginal rate of 35% to a flat rate of 21%, limitations on the deduction for NOL carryforwards and the elimination of NOL carrybacks, in each case, for losses generated after December 31, 2017 (though any such NOLs may be carried forward indefinitely), and limitations on deductions for interest expense. The consolidated financial statements contained herein reflect the effects of the TCJA based on current guidance. However, there remain uncertainties and ambiguities in the application of certain provisions of the TCJA, and, as a result, we made certain judgments and assumptions in the interpretation thereof. The U.S. Treasury Department and the Internal Revenue Service (the “IRS”), may issue further guidance on how the provisions of the TCJA will be applied or otherwise administered that differs from our current interpretation. In addition, the TCJA could be subject to potential amendments and technical corrections, any of which could materially lessen or increase certain adverse impacts of the legislation on us. Further, we are subject to the examination of our income and other tax returns by the IRS and state and local tax authorities, which could have an impact on our business, financial condition and results of operations.

Our level of indebtedness could have a material adverse effect on our ability to generate sufficient cash to fulfil our obligations under such indebtedness, to react to changes in our business and to incur additional indebtedness to fund future needs.

As of December 31, 2019, we had outstanding $            million aggregate principal amount of borrowings under our Vehicle Floorplan Facility (as defined in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Vehicle Financing”). In December 2019, we repaid in full the outstanding principal and interest of our Term Loan Facility in the amount of $17.9 million (as defined in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Term Loan Facility”). Our net interest expense was $            million for the year ended December 31, 2019.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay investments and capital expenditures, or to sell assets, seek additional capital or restructure or refinance our indebtedness. Our ability to restructure or refinance our current or future debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. The terms of existing or future debt instruments may restrict us from adopting some of these alternatives. Any failure to make payments of interest and principal on our outstanding indebtedness on a timely basis or failure to comply with certain restrictions in our debt instruments would result in a default under our debt instruments. In the event of a default under any of our current or future debt instruments, the lenders could elect to declare all amounts outstanding under such debt instruments to be due and payable. Furthermore, our Vehicle Floorplan Facility restricts our ability to dispose of assets and/or use the proceeds from the disposition. We may not be able to consummate any such dispositions or to obtain the proceeds that we could realize from them and these proceeds may not be adequate to meet any debt service obligations then due.

In addition, our indebtedness under our Vehicle Floorplan Facility bears interest at variable rates. Because we have variable rate debt, fluctuations in interest rates may affect our cash flows or business, financial condition and results of operations. We may attempt to minimize interest rate risk and lower our overall borrowing costs through the utilization of derivative financial instruments, primarily interest rate swaps.

We currently rely on an agreement with a single lender to finance our vehicle inventory purchases under our Vehicle Floorplan Facility. If our relationship with this lender were to terminate, and we fail to acquire alternative sources of funding to finance our vehicle inventory purchases, we may be unable to maintain sufficient inventory, which would adversely affect our business, financial condition and results of operations.

We rely on a revolving credit agreement with a single lender to finance our vehicle inventory purchases under our Vehicle Floorplan Facility. Pursuant to the terms of the Vehicle Floorplan Facility, our ability to request and obtain borrowings can be terminated at the lender’s discretion upon providing sixty calendar days’ prior written notice to us. Outstanding borrowings are due on demand or as financed vehicles are sold, and the Vehicle Floorplan Facility is secured by our vehicle inventory and certain other assets. If we are unable to maintain our existing Vehicle Floorplan Facility on favorable terms or at all, or if the agreement is terminated or expires and is not renewed with our existing third-party lender or we are unable to find a satisfactory replacement, our inventory supply may decline, resulting in fewer vehicles available for sale on our website. Moreover, new funding arrangements may be at higher interest rates or subject to other less favorable terms. These financing risks, in addition to potential rising interest rates and changes in market conditions, if realized, could negatively impact our business, financial condition and results of operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Vehicle Financing.”

Risks Related to this Offering and Ownership of Our Common Stock

Our management team will have immediate and broad discretion over the use of the net proceeds from this offering and may not use them effectively.

We currently intend to use the net proceeds from this offering for general corporate purposes, including advertising and marketing, technology development, working capital, operating expenses and capital expenditures, including investment in our new Vroom VRC. We also may use the net proceeds to potentially acquire or invest in businesses, products, services or technologies; however, we do not have agreements or commitments for any material acquisitions or investments at this time. See “Use of Proceeds.” Our management will have broad discretion in the application of the net proceeds. Our stockholders may not agree with the manner in which our management chooses to allocate the net proceeds from this offering. The failure by our management to apply these funds effectively could have a material adverse effect on our business, financial condition and results of operation. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income. The decisions made by our management may not result in positive returns on your investment and you will not have an opportunity to evaluate the economic, financial or other information upon which our management bases its decisions.

Our common stock price may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

Prior to this offering, there has not been a public trading market for shares of our common stock. It is possible that after this offering an active trading market will not develop or continue or, if developed, that any market will be sustained, which could make it difficult for you to sell your shares of common stock at an attractive price or at all. The initial public offering price of our common stock will be determined by negotiations between us and the representatives of the underwriters based upon a number of factors and may not be indicative of prices that will prevail in the open market following the consummation of this offering. See “Underwriting.” Consequently, you may not be able to sell our shares of common stock at prices equal to or greater than the price you paid in this offering.

Many factors, some of which are outside our control, may cause the market price of our common stock to fluctuate significantly, including those described elsewhere in this “Risk Factors” section and this prospectus, as well as the following:

•	our operating and financial performance and prospects;

•	our quarterly or annual earnings or those of other companies in our industry compared to market expectations;

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conditions that impact demand for our offerings and platform, including demand in the automotive industry generally and the performance of the third parties through whom we conduct significant parts of our business;

•	future announcements concerning our business or our competitors’ businesses;

•	the public’s reaction to our press releases, other public announcements and filings with the SEC;

•	the market’s reaction to our reduced disclosure and other requirements as a result of being an “emerging growth company” under the JOBS Act;

•	coverage by or changes in financial estimates by securities analysts or failure to meet their expectations;

•	market and industry perception of our success, or lack thereof, in pursuing our growth strategy;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	changes in laws or regulations which adversely affect our industry or us;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	changes in senior management or key personnel;

•	issuances, exchanges or sales, or expected issuances, exchanges or sales of our capital stock;

•	changes in our dividend policy;

•	adverse resolution of new or pending litigation or other claims against us; and

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changes in general market, economic and political conditions in the United States and global economies or financial markets, including those resulting from natural disasters, terrorist attacks, acts of war and responses to such events.

As a result, volatility in the market price of our common stock may prevent investors from being able to sell their common stock at or above the initial public offering price or at all. These broad market and industry factors may materially reduce the market price of our common stock, regardless of our operating performance. In addition, price volatility may be greater if the public float and trading volume of our common stock is low. As a result, you may suffer a loss on your investment.

We do not intend to pay dividends on our common stock for the foreseeable future.

We currently intend to retain all available funds and any future earnings to fund the development and growth of our business. As a result, we do not anticipate declaring or paying any cash dividends on our common stock in the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our business prospects, results of operations, financial condition, cash requirements and availability, industry trends and other factors that our board of directors may deem relevant. Any such decision also will be subject to compliance with contractual restrictions and covenants in the agreements governing our current indebtedness. In addition, we may incur additional indebtedness, the terms of which may further restrict or prevent us from paying dividends on our common stock. As a result, you may have to sell some or all of your common stock after price appreciation in order to generate cash flow from your investment, which you may not be able to do. Our inability or decision not to pay dividends could also adversely affect the market price of our common stock.

We may issue shares of preferred stock in the future, which could make it difficult for another company to acquire us or could otherwise adversely affect holders of our common stock, which could depress the price of our common stock.

Our amended and restated certificate of incorporation will authorize us to issue one or more series of preferred stock. Our board of directors will have the authority to determine the preferences, limitations and relative rights of the shares of preferred stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by our stockholders. Our preferred stock could be issued with voting, liquidation, dividend and other rights superior to the rights of our common stock. The potential issuance of preferred stock may delay or prevent a change in control of us, discouraging bids for our common stock at a premium to the market price, and materially and adversely affect the market price and the voting and other rights of the holders of our common stock.

The issuance by us of additional shares of common stock or convertible securities may dilute your ownership of us and could adversely affect our stock price.

In connection with this offering, we intend to file a registration statement with the SEC on Form S-8 providing for the registration of shares of our common stock issued or reserved for issuance under the 2020 Incentive Award Plan (“2020 Plan”). Subject to the satisfaction of vesting conditions and the expiration of lockup agreements, shares registered under the registration statement on Form S-8 will be available for resale immediately in the public market without restriction. From time to time in the future, we may also issue additional shares of our common stock or securities convertible into common stock pursuant to a variety of transactions, including acquisitions. The issuance by us of additional shares of our common stock or securities convertible into our common stock would dilute your ownership of us and the sale of a significant amount of such shares in the public market could adversely affect prevailing market prices of our common stock.

Future sales, or the perception of future sales, by us or our existing stockholders in the public market following this offering could cause the market price for our common stock to decline.

The sale of substantial amounts of shares of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. Upon completion of this offering, we will have a total of                  shares of our common stock outstanding (or                  shares if the underwriters exercise their over-allotment option in full).

All of the shares of common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act (“Rule 144”), may be sold only in compliance with the limitations described in “Shares Eligible for Future Sale.” The remaining outstanding shares of common stock held by our existing owners after this offering will be subject to certain restrictions on resale. We, our executive officers, directors and the holders of substantially all of our outstanding stock will sign lock-up agreements with the underwriters that will, subject to certain customary exceptions, restrict the sale of the shares of our common stock and certain other securities held by them for 180 days following the date of this prospectus.                 may, in their sole discretion and at any time without notice, release all or any portion of the shares or securities subject to any such lock-up agreements. See “Underwriting” for a description of these lock-up agreements.

As restrictions on resale end, the market price of our shares of common stock could drop significantly if the holders of such restricted shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our shares of common stock or other securities.

Upon the expiration of the lock-up agreements described above, all such shares will be eligible for resale in the public market, subject, in the case of shares held by our affiliates, to volume, manner of sale and other limitations described in “Shares Eligible for Future Sale.”

We qualify as an emerging growth company, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company” as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised financial accounting standards until such time as those standards apply to private companies. We intend to take advantage of the extended transition period for adopting new or revised financial statements under the JOBS Act as an emerging growth company.

For as long as we continue to be an emerging growth company, we may also take advantage of other exemptions from certain reporting requirements that are applicable to other public companies, including not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act (“Section 404(b)”), reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, exemptions from the requirements of holding a non-binding advisory vote on executive compensation and any golden parachute arrangements, and reduced financial reporting requirements. Investors may find our common stock less attractive because we will rely on these exemptions, which could result in a less active trading market for our common stock, increased price fluctuation and a decrease in the trading price of our common stock.

We anticipate that we will lose our “emerging growth company” status as of December 31, 2019 because our annual gross revenues are expected to be above $1.07 billion for the fiscal year ended December 31, 2019. As a result of losing such status, we will no longer be able to take advantage of certain exemptions from reporting, and we will also be required to comply with the auditor attestation requirements of Section 404(b) as of our annual report for the year ending December 31, 2021. We will incur additional expenses in connection with such compliance and our management will need to devote additional time and effort to implement and comply with such requirements.

The obligations associated with being a public company require significant resources and management attention, and we have and will continue to incur increased costs as a result of becoming a public company.

After completion of this offering, as a public company, we will face increased legal, accounting, administrative and other costs and expenses that we did not incur as a private company and which have not been reflected in our historical consolidated financial statements included elsewhere in this prospectus. We have already started to incur, and expect to continue to incur, significant costs related to operating as a public company. Upon the completion of this offering, we will be subject to the Exchange Act, the rules and regulations implemented by the SEC, the Sarbanes-Oxley Act, the Wall Street Reform and Consumer Protection Act of 2020 (the “Dodd-Frank Act”), the Public Company Accounting Oversight Board (“PCAOB”) and the rules and standards of the exchange upon which our securities are listed, each of which imposes additional reporting and other obligations on public companies. As a public company, we will be required to, among others:

•	prepare, file and distribute annual, quarterly and current reports with respect to our business and financial condition;

•	prepare, file and distribute proxy statements and other stockholder communications;

•	expand the roles and duties of our Board and committees thereof and management;

•	hire additional financial and accounting personnel and other experienced accounting and finance staff with the expertise to address complex accounting matters applicable to public companies;

•	institute more comprehensive financial reporting and disclosure compliance procedures;

•	involve and retain to a greater degree outside counsel and accountants to assist us with the activities listed above;

•	enhance our investor relations function;

•	establish new internal policies, including those relating to trading in our securities and disclosure controls and procedures;

•	comply with our exchange’s listing standards; and

•	comply with the Sarbanes-Oxley Act.

These rules and regulations and changes in laws, regulations and standards relating to corporate governance and public disclosure, which have created uncertainty for public companies, have and will continue to increase our legal and financial compliance costs and make some activities more time consuming and costly. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. Our investment in compliance with existing and evolving regulatory requirements has and will continue to result in increased administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities, which could have a material adverse effect on our business, financial condition and results of operations.

In addition, the need to establish the corporate infrastructure demanded of a public company may also divert management’s attention from implementing our business strategy, which could prevent us from improving our business, financial condition and results of operations. If we do not continue to develop and implement the right processes and tools to manage our changing enterprise and maintain our culture, our ability to compete successfully and achieve our business objectives could be impaired, which could negatively impact our business, financial condition and results of operations. In addition, we cannot predict or estimate the amount of additional costs we may incur to comply with these requirements. We anticipate that these costs will materially increase our general and administrative expenses.

We also expect that being a public company and complying with applicable rules and regulations will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified people to serve on our board of directors, our board committees or as executive officers.

As a public reporting company, we will be subject to rules and regulations established from time to time by the SEC regarding our internal control over financial reporting. If we fail to establish and maintain effective internal control over financial reporting and disclosure controls and procedures, we may not be able to accurately report our financial results, or report them in a timely manner.

Upon consummation of this offering, we will become a public reporting company subject to the rules and regulations established from time to time by the SEC and the                . These rules and regulations will require, among other things, that we establish and periodically evaluate procedures with respect to our internal control over financial reporting. Reporting obligations as a public company are likely to place a considerable strain on our financial and management systems, processes and controls, as well as on our personnel.

In addition, as a public company, we will be required to document and test our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act so that our management can certify as to the effectiveness of our internal control over financial reporting. Section 404(a) of the Sarbanes-Oxley Act (“Section 404(a)”) requires that, beginning with our second annual report following our initial public offering, management assess and report annually on the effectiveness of our internal control over financial reporting and identify any material weaknesses in our internal control over financial reporting. Although Section 404(b) requires our independent registered public accounting firm to issue an annual report that addresses the effectiveness of our internal control over financial reporting, we have opted to rely on the exemptions provided in the JOBS Act, and consequently will not be required to comply with SEC rules that implement Section 404(b) until such time as we are no longer an “emerging growth company.” We expect our first Section 404(a) assessment will take place for our annual report for the year ending December 31, 2021. We also expect to comply with Section 404(b) at this time.

If our senior management is unable to conclude that we have effective internal control over financial reporting, or to certify the effectiveness of such controls, and our independent registered public accounting firm cannot render an unqualified opinion on management’s assessment and the effectiveness of our internal control over financial reporting at such time as it is required to do so, and material weaknesses in our internal control over financial reporting are identified, we could be subject to regulatory scrutiny, a loss of public and investor confidence, and to litigation from investors and stockholders, which could have a material adverse effect on our business and our stock price. In addition, if we do not maintain adequate financial and management personnel, processes and controls, we may not be able to manage our business effectively or accurately report our financial performance on a timely basis, which could cause a decline in our common stock price and adversely affect our business, financial condition and results of operations. Failure to comply with the Sarbanes-Oxley Act could potentially subject us to sanctions or investigations by the SEC, the exchange upon which our securities are listed or other regulatory authorities, which would require additional financial and management resources.

We have identified material weaknesses in our internal control over financial reporting. If our remediation of such material weaknesses is not effective, or if we experience additional material weaknesses or otherwise fail to design and maintain effective internal control over financial reporting, our ability to timely and accurately report our financial condition and results of operations or comply with applicable laws and regulations could be impaired, which may adversely affect investor confidence in us and, as a result, the value of our common stock.

As a public company, we will be required to maintain internal control over financial reporting and to evaluate and determine the effectiveness of our internal control over financial reporting. Beginning with our second annual report on Form 10-K following this offering, we will be required to provide a management report on internal control over financial reporting, as well as an attestation of our independent registered public accounting firm, assuming we are no longer an emerging growth company.

In connection with the preparation of our consolidated financial statements for the year ended December 31, 2018, we identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

We did not design or maintain an effective control environment commensurate with our financial reporting requirements. Specifically, we lacked a sufficient complement of personnel with (i) an appropriate level of accounting knowledge, training and experience to appropriately analyze, record and disclose accounting matters timely and accurately, and (ii) an appropriate level of knowledge and experience to establish effective information technology processes and controls. This material weakness contributed to the following material weaknesses:

•

we did not design and maintain adequate controls over the preparation and review of certain account reconciliations and journal entries. Specifically, we did not design and maintain controls to ensure (i) the appropriate segregation of duties in the preparation and review of account reconciliations and journal entries and (ii) account reconciliations and journal entries were reviewed at the appropriate level of precision.

•

we did not design and maintain effective controls over certain information technology general controls for information systems and applications that are relevant to the preparation of the consolidated financial statements. Specifically, we did not design and maintain sufficient user and privileged access controls to ensure appropriate segregation of duties and adequate restricted user access to financial applications; program change management controls to ensure that IT program and data changes affecting financial IT applications and underlying accounting records are identified, tested, authorized and implemented appropriately; or computer operations controls as well as testing and approval controls for program development.

The control deficiencies described above did not result in a misstatement to our annual consolidated financial statements. However, each of the material weaknesses described above, if not remediated, could result in a misstatement of one or more account balances or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected, and, accordingly, we determined that these control deficiencies constitute material weaknesses.

We have concluded that these material weaknesses arose because, as a private company, we did not have the necessary business processes, systems, personnel and related internal controls. We have taken, and will continue to take, steps to remediate these material weaknesses, including:

•	hiring, and continuing to hire, additional qualified accounting, financial reporting and information technology personnel with public company experience;

•	providing additional training for our personnel on internal control over financial reporting;

•	implementing new financial systems and processes;

•	implementing additional review controls and processes and requiring timely account reconciliation and analyses;

•	implementing processes and controls to better identify and manage segregation of duties; and

•	engaging an external advisor to assist with evaluating and documenting the design and operating effectiveness of internal controls and assisting with the remediation of deficiencies, as necessary.

We cannot assure you that the measures we have taken to date, and that we are continuing to implement, will be sufficient to remediate the material weaknesses we have identified or to avoid the identification of additional material weaknesses in the future. If the steps we take do not remediate the material weaknesses in a timely manner, there could continue to be a reasonable possibility that these control deficiencies or others could result in a material misstatement of our annual or interim consolidated financial statements that would not be prevented or detected on a timely basis.

The process of designing and implementing internal control over financial reporting required to comply with the disclosure and attestation requirements of Section 404 of the Sarbanes-Oxley Act will be time consuming and costly. If during the evaluation and testing process we identify additional material weaknesses in our internal control over financial reporting or determine that existing material weaknesses have not been remediated, our management will be unable to assert that our internal control over financial reporting is effective. Even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may conclude that there are material weaknesses with respect to our internal control over financial reporting. If we are unable to assert that our internal control over financial reporting is effective, or when required in the future, if our independent registered public accounting firm is unable to express an unqualified opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our common stock could be adversely affected and we could become subject to litigation or investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, which could require additional financial and management resources.

Anti-takeover provisions in our governing documents and under Delaware law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current management, and depress the market price of our common stock.

Our amended and restated certificate of incorporation, amended and restated bylaws and Delaware law contain or will contain provisions that could have the effect of rendering more difficult, delaying or preventing an acquisition deemed undesirable by our board of directors. Among others, our amended and restated certificate of incorporation and amended and restated bylaws will include the following provisions:

•	a staggered board, which means that our board of directors is classified into three classes of directors with staggered three-year terms;

•	limitations on convening special stockholder meetings, which could make it difficult for our stockholders to adopt desired governance changes;

•	advance notice procedures, which apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders;

•	a prohibition on stockholder action by written consent, which means that our stockholders will only be able to take action at a meeting of stockholders;

•	a forum selection clause, which means certain litigation against us can only be brought in Delaware;

•	no authorization of cumulative voting, which limits the ability of minority stockholders to elect director candidates;

•	directors will only be able to be removed for cause;

•	certain amendments to our certificate of incorporation will require the approval of two-thirds of the then outstanding voting power of our capital stock;

•

our bylaws will provide that the affirmative vote of two-thirds of the then-outstanding voting power of our capital stock, voting as a single class, is required for stockholders to amend or adopt any provision of our bylaws; and

•	the authorization of undesignated or “blank check” preferred stock, the terms of which may be established and shares of which may be issued without further action by our stockholders.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management. As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation Law (the “DGCL”), which prevents interested stockholders, such as certain stockholders holding more than 15% of our outstanding common stock from engaging in certain business combinations unless (i) prior to the time such stockholder became an interested stockholder, the board approved the transaction that resulted in such stockholder becoming an interested stockholder, (ii) upon consummation of the transaction that resulted in such stockholder becoming an interested stockholder, the interested stockholder owned 85% of the common stock or (iii) following board approval, the business combination receives the approval of the holders of at least two-thirds of our outstanding common stock not held by such interested stockholder.

Any provision of our amended and restated certificate of incorporation, amended and restated bylaws or Delaware law that has the effect of delaying, preventing or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock and could also affect the price that some investors are willing to pay for our common stock.

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation will provide that, unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for: (a) any derivative action or proceeding brought on our behalf; (b) any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers or other employees to us or to our stockholders; (c) any action asserting a claim arising pursuant to the DGCL, our amended and restated certificate of incorporation or amended bylaws, or as to which the DGCL confers exclusive jurisdiction on the Court of Chancery of the State of Delaware; or (d) any action asserting a claim governed by the internal affairs doctrine; provided that the exclusive forum provisions will not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act or to any claim for which the federal courts have exclusive jurisdiction. The choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, financial condition and results of operations.

An active trading market for our common stock may never develop or be sustained.

Although the shares of our common stock will be authorized for trading on the                 , an active trading market for our common stock may not develop on that exchange or elsewhere or, if developed, that market may not be sustained. If an active trading market for our common stock does not develop or is not maintained, the liquidity of our common stock, your ability to sell your shares of our common stock when desired and the prices that you may obtain for your shares of common stock will be adversely affected.

If securities analysts do not publish research or reports about our company, or if they issue unfavorable commentary about us or our industry or downgrade our common stock, the price of our common stock could decline.

The trading market for our common stock will depend in part on the research and reports that third-party securities analysts publish about our company and our industry. We may be unable to attract research coverage and if one or more analysts cease coverage of our company, we could lose visibility in the market. In addition, one or more of these analysts could downgrade our common stock or issue other negative commentary about our company or our industry. As a result of one or more of these factors, the trading price of our common stock could decline.

If our operating and financial performance in any given period does not meet the guidance that we provide to the public, the market price of our common stock may decline.

We may, but are not obligated to, provide public guidance on our expected operating and financial results for future periods. Any such guidance will be comprised of forward-looking statements subject to the risks and uncertainties described in this prospectus and in our other public filings and public statements. Our actual results may not always be in line with or exceed any guidance we have provided, especially in times of economic uncertainty. If, in the future, our operating or financial results for a particular period do not meet any guidance we provide or the expectations of investment analysts, or if we reduce our guidance for future periods, the market price of our common stock may decline. Even if we do issue public guidance, there can be no assurance that we will continue to do so in the future.

Investors in this offering will experience immediate and substantial dilution of $            per share.

Based on an assumed initial public offering price of $            per share (the midpoint of the range set forth on the cover of this prospectus), purchasers of our common stock in this offering will experience immediate and substantial dilution of $            per share in the as adjusted net tangible book value per share of common stock from the initial public offering price, and our as adjusted net tangible book value as of                 , 2019 after giving effect to this offering would be $            per share. This dilution is due in large part to earlier investors having paid substantially less than the initial public offering price when they purchased their shares. See “Dilution.”

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements other than statements of historical facts contained in this prospectus may be forward-looking statements. Statements regarding our future results of operations and financial position, business strategy and plans and objectives of management for future operations, including, among others, statements regarding the offering, liquidity, growth and profitability strategies and factors and trends affecting our business are forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions.

The forward-looking statements in this prospectus are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. We believe that these factors include, but are not limited to, the factors set forth under “Risk Factors.” Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus forms a part with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

These forward-looking statements speak only as of the date of this prospectus. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained in this prospectus after we distribute this prospectus, whether as a result of any new information, future events or otherwise.

MARKET AND INDUSTRY DATA

This prospectus includes estimates regarding market and industry data. Unless otherwise indicated, information concerning our industry and the markets in which we operate, including our general expectations, market position, market opportunity and market size, are based on our management’s knowledge and experience in the markets in which we operate, together with currently available information obtained from various sources, including publicly available information, industry reports and publications, surveys, our customers, trade and business organizations and other contacts in the markets in which we operate. Certain information is based on management estimates, which have been derived from third-party sources, as well as data from our internal research, and are based on certain assumptions that we believe to be reasonable.

In presenting this information, we have made certain assumptions that we believe to be reasonable based on such data and other similar sources and on our knowledge of, and our experience to date in, the markets in which we operate. While we believe the estimated market and industry data included in this prospectus are generally reliable, such information, which is derived in part from management’s estimates and beliefs, is inherently uncertain and imprecise, and you are cautioned not to give undue weight to such estimates. Market and industry data are subject to change and may be limited by the availability of raw data, the voluntary nature of the data gathering process and other limitations inherent in any statistical survey of such data. In addition, projections, assumptions and estimates of the future performance of the markets in which we operate are necessarily subject to uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” These and other factors could cause results to differ materially from those expressed in the estimates made by third parties and by us. Accordingly, you are cautioned not to place undue reliance on such market and industry data or any other such estimates. The content of, or accessibility through, the sources and websites identified herein, except to the extent specifically set forth in this prospectus, does not constitute a part of this prospectus and are not incorporated herein and any websites are an inactive textual reference only.

Certain monetary amounts, percentages and other figures included in this prospectus have been subject to rounding adjustments. Certain other amounts that appear in this prospectus may not sum due to rounding.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of shares of our common stock in this offering will be approximately $                (or approximately $            if the underwriters exercise their over-allotment option to purchase additional shares of our common stock in full), based upon the assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discount and estimated offering expenses payable by us.

Assuming no exercise of the underwriters’ over-allotment option, each $1.00 increase (decrease) in the assumed initial public offering price of $            per share (which is the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) the net proceeds to us from this offering by approximately $            million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discount and estimated offering expenses payable by us. Similarly, each 1,000,000 share increase or decrease in the number of shares offered in this offering would increase or decrease the net proceeds that we receive from this offering by approximately $            million, assuming that the price per share for the offering remains at $            (which is the midpoint of the price range set forth on the cover page of this prospectus), and after deducting the estimated underwriting discount and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering for general corporate purposes, including advertising and marketing, technology development, working capital, operating expenses and capital expenditures, including the investment in our second Vroom VRC. We may also use a portion of the net proceeds to acquire or invest in businesses, products, services or technologies; however, we do not have any agreements or commitments for any material acquisitions or investments at this time.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2019, as follows:

•	on an actual basis;

•

on a pro forma basis to give effect to (i) the Automatic Conversion and (ii) the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws immediately prior to the closing of this offering, in each case as if such event had occurred on December 31, 2019; and

•

on a pro forma as adjusted basis to give effect to the adjustments described in the preceding clause and to reflect the issuance and sale of common stock in this offering at an assumed initial public offering price of $             per share (which is the midpoint of the range set forth on the cover page of this prospectus), after deducting the estimated underwriting discount and estimated offering expenses payable by us, and the application of the net proceeds therefrom as described under “Use of Proceeds.”

Our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this information in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus and the “Selected Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other financial information contained in this prospectus.

As of December 31, 2019
(in thousands, except share and per share data)	Actual	Pro forma	Pro forma as adjusted
Cash and cash equivalents	$	$	$

Indebtedness:
Vehicle Floorplan Facility	$	$	$
Total equity:
Stockholders’ equity:

Common Stock, par value $            per share;                  shares authorized,                  shares issued and outstanding, actual;                  shares authorized,                  issued and outstanding, pro forma;                  shares authorized,                  issued and outstanding, pro forma as adjusted

Preferred stock, par value $            per share;                  shares authorized,                  shares issued and outstanding, actual; zero shares authorized, zero shares issued and outstanding, pro forma; zero shares authorized, zero shares issued and outstanding, pro forma as adjusted

Additional paid-in capital
Accumulated deficit

Total stockholders’ equity

Total capitalization	$	$	$

Each $1.00 increase or decrease in the assumed initial public offering price of $            per share (which is the midpoint of the price range set forth on the cover page of this prospectus) would increase or decrease each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization on a pro forma as adjusted basis by approximately $            million, assuming

the number of shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discount and estimated offering expenses payable by us.

Each 1,000,000 share increase or decrease in the number of shares offered in this offering would increase or decrease each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization on a pro forma as adjusted basis by approximately $            million, assuming that the price per share for the offering remains at $            (which is the midpoint of the price range set forth on the cover page of this prospectus), and after deducting the estimated underwriting discount and estimated offering expenses payable by us.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business, and therefore we do not anticipate declaring or paying any cash dividends on our common stock in the foreseeable future. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our business prospects, results of operations, financial condition, cash requirements and availability, debt repayment obligations, capital expenditure needs, contractual restrictions, covenants in the agreements governing our current and future indebtedness, industry trends, the provisions of Delaware law affecting the payment of dividends and distributions to stockholders and any other factors or considerations our board of directors may regard as relevant.

Our ability to pay dividends may also be restricted by the terms of any credit agreement or any future debt or preferred equity securities of us or our subsidiaries. Accordingly, you may need to sell your shares of our common stock to realize a return on your investment, and you may not be able to sell your shares at or above the price you paid for them. See “Risk Factors—Risks Relating to this Offering and Ownership of Our Common Stock—We do not intend to pay dividends on our common stock for the foreseeable future.”

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the pro forma net tangible book value per share of our common stock after this offering.

Our pro forma net tangible book value as of December 31, 2019 was $            million, or $            per share. Pro forma net tangible book value per share is determined by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of common stock deemed to be outstanding, after giving effect to (i) the Automatic Conversion and (ii) the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws immediately prior to the closing of this offering, in each case as if such event had occurred on December 31, 2019.

After giving effect to receipt of the net proceeds from our issuance and sale of                  shares of common stock in this offering at an assumed initial public offering price of $            per share of common stock, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discount and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2019 would have been approximately $            million, or $            per share of common stock. This amount represents an immediate increase in pro forma as adjusted net tangible book value of $            per share to our existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value of approximately $            per share to new investors purchasing shares of our common stock in this offering. We determine dilution by subtracting the pro forma as adjusted net tangible book value per share after this offering from the estimated offering price that a new investor will pay for a share of common stock. The following table illustrates this dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of December 31, 2019 before this offering	$
Increase in pro forma as adjusted net tangible book value per share attributable to investors in this offering

Pro forma as adjusted net tangible book value per share after this offering		$

Dilution in pro forma as adjusted net tangible book value per share to new common stock investors in this offering		$

Each $1.00 increase (decrease) in the assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value per share after this offering by approximately $            per share, and dilution in pro forma as adjusted net tangible book value per share to new investors by approximately $            per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discount and estimated offering expenses payable by us.

Each increase (decrease) of 1,000,000 shares in the number of shares offered in this offering, as set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value after this offering by approximately $            million, or $            per share, and would increase (decrease) the dilution per share to new investors by $            per share, assuming that the assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and estimated offering expenses payable by us.

If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value after the offering would be $            per share, the increase in pro forma as adjusted net tangible book value per share to existing stockholders would be $            per share and the dilution in pro forma as adjusted net tangible book value to new investors would be $            per share, in each case assuming an initial public offering price of $            per share, which is the midpoint of the price range listed on the cover page of this prospectus, after deducting the estimated underwriting discount and the estimated offering expenses payable by us.

The following table summarizes, as of December 31, 2019, after giving effect to this offering, the number of shares of common stock purchasable from us, the total consideration payable, or to be paid, to us and the average price per share payable, or to be paid, by existing stockholders and by the new investors. The calculation below is based on an assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting the estimated underwriting discount and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration			Average price per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors

Total		100%		$	100%		$

Each $1.00 increase (decrease) in the assumed initial public offering price of $            per share would increase (decrease) the total consideration paid by new investors and the total consideration paid by all stockholders by $            million, assuming the number of shares offered by us remains the same and after deducting the estimated underwriting discount but before estimated offering expenses.

Except as otherwise indicated, the discussion and the tables above assume no exercise of the underwriters’ over-allotment option to purchase additional shares of common stock. The number of shares of our common stock outstanding after this offering as shown in the tables above is based on the number of shares outstanding as of December 31, 2019, after giving effect to (i) the Automatic Conversion and (ii) the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws immediately prior to the closing of this offering, in each case as if such event had occurred on December 31, 2019, and excludes the following:

•	shares of common stock reserved for future grant or issuance under our 2020 Plan;

•	shares of common stock issuable upon the exercise of warrants outstanding as of December 31, 2019 with a weighted-average exercise price of $ per share;

•

                shares of Series F preferred stock issuable upon the exercise of warrants to purchase Series F preferred stock (which will be exercisable for common stock in lieu of Series F preferred stock following this offering) outstanding as of December 31, 2019 with a weighted-average exercise price of $                 per share;

•	shares of common stock issuable upon the exercise of options outstanding as of , 2019, having a weighted average exercise price of $ per share; and

•	shares of common stock issuable upon settlement of restricted stock units outstanding as of December 31, 2019, having an estimated grant date fair value of $ per share.

To the extent any of these outstanding options are exercised or restricted stock units are settled, there will be further dilution to new investors.

If the underwriters exercise their over-allotment option to purchase additional shares of common stock from us in full:

•	the percentage of shares of our common stock held by the existing stockholders will decrease to approximately % of the total number of shares of our common stock outstanding after this offering; and

•	the number of shares held by new investors will increase to approximately % of the total number of shares of our common stock outstanding after this offering.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables present our selected consolidated financial and other data. We have derived the selected consolidated statements of operations data for the years ended December 31, 2018 and 2019 and the consolidated balance sheet data as of December 31, 2019 from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read the following selected consolidated financial and other data together with the information under the sections titled “Use of Proceeds,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,
	2018	2019
	(in thousands, except per share data)
Total revenue	$855,429	$
Cost of sales	794,622

Gross profit	60,807
Selling, general and administrative expenses	133,842
Depreciation and amortization	6,857

Loss from operations	(79,892)
Interest expense, net	5,378
Other income, net	(321)

Loss before provision for income taxes	(84,949)
Provision for income taxes	229

Net loss	$(85,178)	$

Net loss attributable to common stockholders	$(98,214)	$

Net loss per share attributable to common stockholders, basic and diluted(1)	$(23.00)	$

Weighted-average number of shares outstanding used to compute net loss per share attributable to common stockholders, basic and diluted(1)	4,270,389

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(1)		$

Pro forma weighted average shares used in computing pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(1)

As of December 31, 2019
	Actual	Pro Forma(2)	Pro Forma As Adjusted(3)(4)
(in thousands)
Cash and cash equivalents
Total assets
Total liabilities
Total stockholders’ deficit

(1)

See Note      to our audited consolidated financial statements included elsewhere in this prospectus for an explanation of the calculations of our net loss per share attributable to common stockholders, basic and diluted, and unaudited pro forma net loss per share attributable to common stockholders, basic and diluted for the year ended December 31, 2019.

(2)

The unaudited pro forma consolidated balance sheet data as of December 31, 2019 presents our consolidated balance sheet data to give effect to (i) the Automatic Conversion and (ii) the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws immediately prior to the closing of this offering, in each case as if such event had occurred on December 31, 2019.

(3)

The unaudited pro forma as adjusted consolidated balance sheet data reflects the items described in footnote (2) above and gives effect to our receipt of estimated net proceeds from the sale of shares of common stock that we are offering by this prospectus at an assumed initial public offering price of $        per share, which is the midpoint of the price range on the cover page of this prospectus, after deducting the estimated underwriting discounts and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $        per share would increase (decrease) each of cash and cash equivalents, total assets and total stockholders’ deficit by $        , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discount and estimated offering expenses payable by us. Similarly, each 1,000,000 share increase or decrease in the number of shares offered in this offering would increase or decrease each of each of cash and cash equivalents, total assets and total stockholders’ deficit by $        million, assuming that the price per share for the offering remains at $                (which is the midpoint of the price range set forth on the cover page of this prospectus), and after deducting the estimated underwriting discount and estimated offering expenses payable by us.

(4)

The unaudited pro forma as adjusted data discussed above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of our initial public offering determined at pricing.

	Year Ended December 31,
	2018	2019
Key Operating and Financial Metrics:(a)
Ecommerce units sold	10,006
Vehicle Gross Profit per ecommerce unit	$1,666	$
Product Gross Profit per ecommerce unit	576

Total Gross Profit per ecommerce unit	$2,242	$

Average monthly unique visitors	291,772
Vehicles available for sale	3,421
Ecommerce average days to sale	59

(a)

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Operating and Financial Metrics” for information on how we define these key operating and financial metrics.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the sections titled “Selected Consolidated Financial and Other Data” and our financial statements and related notes and other information included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from such forward-looking statements. Factors that could cause or contribute to those differences include, but are not limited to, those identified below and those discussed in the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” included elsewhere in this prospectus. Additionally, our historical results are not necessarily indicative of the results that may be expected for any period in the future.

Overview

Vroom is an innovative, end-to-end ecommerce platform that is transforming the used vehicle industry by offering a better way to buy and a better way to sell used vehicles. We are deeply committed to creating an exceptional experience for our customers.

We are driving enduring change in the industry on a national scale. We take a vertically integrated, asset-light approach that is reinventing all phases of the vehicle buying and selling process, from discovery to delivery and everything in between. Our platform encompasses:

•

Ecommerce:    We offer an exceptional ecommerce experience for our customers. In contrast to legacy dealerships and the peer-to-peer market, we provide consumers with a personalized and intuitive ecommerce interface to research and select from approximately 5,000 fully reconditioned vehicles. Our platform is accessible at any time on any device and provides transparent pricing, real-time financing and nationwide delivery right to a buyer’s driveway. For consumers looking to sell or trade in their vehicles, we provide attractive market-based pricing, real-time, guaranteed purchase offers and convenient, at-home vehicle pick-up.

•

Vehicle Operations:    Our scalable and vertically integrated operations underpin our business model. We strategically source inventory from consumers, auctions, rental car companies and dealers. We improve our ability to acquire high-demand vehicles through enhanced supply science across all our sourcing channels and we are expanding our national marketing efforts to drive consumer sourcing. In our reconditioning and logistics operations, we deploy an asset-light strategy that optimizes a combination of ownership and operation of assets by us with strategic third-party partnerships. This hybrid approach provides flexibility, agility and speed without taking on unnecessary risk and capital investment, and drives improved unit economics and operating leverage.

•

Data Science and Experimentation:    Data science and experimentation are at the core of everything we do. We rely on data science, machine learning and A/B and multivariate testing to continually drive optimization and operating leverage across our ecommerce and vehicle operations. We leverage data to increase the effectiveness of our national brand and performance marketing, enhance the customer experience, analyze market dynamics at scale, calibrate our vehicle pricing and optimize our overall inventory sales velocity. On the operations side, data science and experimentation enables us to fine tune our supply, sourcing and logistics models and to streamline our reconditioning processes.

The U.S. used automotive market is the largest consumer product category, generating approximately $808 billion from sales of approximately 40 million units in 2018. The industry is highly fragmented with approximately 43,000 dealers and millions of peer-to-peer transactions. It also is ripe for disruption as an industry that is notorious for consumer dissatisfaction and has one of the lowest levels of ecommerce penetration at only 0.9%. Industry reports estimate that ecommerce penetration will grow to as much as half of all used vehicle sales by 2030. Our platform, coupled with our national presence and brand, provides a significant competitive advantage versus local dealerships and regional players that lack nationwide reach and scalable technology, operations and logistics. The traditional auto dealers and peer-to-peer market do not and cannot offer consumers what we offer.

In December 2015, we acquired Houston-based Texas Direct Auto, or TDA, which included our proprietary vehicle reconditioning center or Vroom VRC, our sole physical retail location and our Sell Us Your Car® centers. From the launch of our combined operations in January 2016, our business has grown significantly as we have scaled our operations, developed our ecommerce platform and leveraged the network effects inherent in our model. Our ecommerce revenue has grown at a         % compound annual growth rate, or CAGR, since 2016.

Ecommerce Revenue

For the year ended December 31, 2019, we generated $            billion in total revenue, representing a     % increase over $855.4 million for the year ended December 31, 2018. Our business generated a net loss of $85.2 million and $            million for the years ended December 31, 2018 and 2019, respectively. We continue to invest in growth to scale our company responsibly and drive towards profitability.

Our Model

We generate revenue through the sale of used vehicles and value-added products. We sell vehicles directly to consumers primarily through our Ecommerce segment. As the largest segment in our business, ecommerce revenue grew     % from 2018 to 2019, and we expect ecommerce to continue to outgrow our other segments as it is the core focus of our growth strategy.

We also sell vehicles through wholesale auctions, which provide a revenue source for vehicles that do not meet our Vroom retail sales criteria. Additionally, we generate revenue through the retail sale of used vehicles and value-added products at TDA. For the year ended December 31, 2019, our Ecommerce, TDA and Wholesale segments represented     %,     % and     % of our total revenue, respectively.

Our retail gross profit consists of two components: Vehicle Gross Profit and Product Gross Profit. Vehicle Gross Profit is calculated as the aggregate retail sales price for all vehicles sold to customers, less the aggregate cost to acquire such vehicles, the aggregate cost of inbound transportation for such vehicles to our vehicle reconditioning centers, which we refer to as VRCs, and the aggregate cost of reconditioning such vehicles for sale. Product Gross Profit consists of fees earned on any value-added products sold as part of a vehicle sale. Because we are paid fees on the value-added products we sell, our gross profit on such products is equal to the revenue we generate. See “—Key Operating and Financial Metrics.”

Our profitability depends primarily on increasing unit sales and operating leverage, as well as improving unit economics. We deploy an asset-light strategy that optimizes a combination of ownership and operation of assets by us with strategic third-party partnerships. Our hybrid approach also applies to the third-party value-added products we sell to customers, which enables us to generate additional revenue streams without taking on the risk associated with underwriting vehicle financing or insurance products. As we scale, we expect to benefit from efficiencies and operating leverage across our business, including our marketing and technology investments, and our inventory procurement, logistics, refurbishment and sales processes.

Inventory Sourcing

We source our vehicle inventory from a variety of channels, including consumers, auctions, rental car companies and dealers. Because the quality of vehicles and associated gross margin profile vary across each channel, the mix of inventory sources has an impact on our profitability. We continually evaluate the optimal mix of sourcing channels to generate the highest sales margins and shortest inventory turns, both of which contribute to increased gross profit per unit. We generate a vast set of data derived from market demand, pricing dynamics, vehicle acquisitions and subsequent sales, and we leverage that data to optimize future vehicle acquisitions. As we scale, we expect to continue to leverage the data at our disposal to optimize and enhance the volume and selection of vehicles in our inventory and, in turn, drive revenue growth and profitability. See “—Key Factors and Trends Affecting our Operating Results—Ability to drive growth by cost effectively increasing the volume and selection of vehicles in our inventory.”

Vehicle Reconditioning

Before a vehicle is listed for retail sale on our platform, it undergoes a thorough reconditioning process in order to meet our Vroom retail sales criteria. The efficiency of this reconditioning process is a key element in our ability to profitably grow. To recondition vehicles, we rely on a combination of our Vroom VRC along with a network of VRCs owned and operated by third parties. We intend to make capital investments in additional Vroom VRCs as we continue to grow, and to continue to expand our network of third-party VRCs. As we increase the number of vehicles in our inventory and expand our reconditioning capacity, we expect that reconditioning costs per unit will decrease as we benefit from economies of scale and operating leverage in reconditioning costs. See “—Key Factors and Trends Affecting our Operating Results—Ability to expand and optimize our reconditioning capacity to satisfy increasing demand.”

Logistics Network

For our logistics operations, we primarily use third-party carriers and are developing a hybrid strategy by building out our proprietary logistics network. Our strategic carrier arrangements with national haulers allows us to efficiently deliver vehicles to customers throughout the United States while focusing on expanding other critical components of our business, such as the volume and selection of vehicles in our inventory. This strategy enhances the flexibility, agility and speed of our growth while reducing the need for additional capital commitments as we scale. As we leverage the experience and data at our disposal from the tens of thousands of deliveries we have completed, we regularly find ways to enhance the efficiencies in our logistics network. See “—Key Factors and Trends Affecting our Operating Results—Ability to expand and develop our logistics network.”

Value-Added Products

We generate revenue by earning fees for selling value-added products to customers in connection with vehicle sales. Currently, our third-party value-added product offering consists of finance and insurance products, including financing from third-party lenders for our customers’ vehicle purchases, as well as sales of extended warranty contracts, GAP insurance policies and tire and wheel insurance policies. As we scale our business, we intend to introduce additional value-added products that will be attractive to our customers and drive revenue and profitability growth. We expect that both expanded product offerings and increased attachment rates in value-added product sales will have a positive impact on our profitability. See “—Key Factors and Trends Affecting our Operating Results—Ability to increase and better monetize value-added products.”

Our Segments

We manage and report operating results through three reportable segments:

•

Ecommerce (     % of 2019 revenue): The Ecommerce segment represents retail sales of used vehicles through our ecommerce platform and fees earned on sales of value-added products associated with those vehicle sales.

•	TDA ( % of 2019 revenue): The TDA segment represents retail sales of used vehicles from TDA and fees earned on sales of value-added products associated with those vehicle sales.

•	Wholesale ( % of 2019 revenue): The Wholesale segment represents sales of used vehicles through wholesale auctions.

Gross profit is defined as revenue less cost of sales for each segment. Reflected below is a summary of reportable segment revenue and reportable segment gross profit for the years ended December 31, 2018 and 2019:

	For the Year Ended December 31,
	2018	2019
	(in thousands)
Revenue:
Ecommerce	$301,172	$
TDA	379,743
Wholesale	174,514

Total revenue	$855,429	$

Gross profit:
Ecommerce	$22,425	$
TDA	35,125
Wholesale	3,257

Total gross profit	$60,807	$

Key Operating and Financial Metrics

We regularly review a number of metrics, including the following key operating and financial metrics, to evaluate our business, measure our performance, identify trends in our business, prepare financial forecasts and make strategic decisions. We believe these operational measures are useful in evaluating our performance, in addition to our financial results prepared in accordance with U.S. Generally Accepted Accounting Principles, or GAAP. You should read the key operating and financial metrics in conjunction with the following discussion of our results of operations and together with our consolidated financial statements and related notes included elsewhere in this prospectus. We focus heavily on metrics related to unit economics as improved gross profit per unit is a key element of our growth and profitability strategies.

The calculation of our key operating and financial metrics is straightforward and does not rely on significant projections, estimates or assumptions. Nevertheless, each of our key operating and financial metrics has limitations because each focuses specifically on only one standard by which to evaluate our business, without taking into account other applicable standards, performance measures or operating trends by which our business could be evaluated. Accordingly, no single metric should be viewed as the bellwether by which our business should be measured. Rather, each key operating and financial metric should be considered in conjunction with other metrics and components of our results of operations, such as each of the other key operating and financial metrics and our revenues, inventory, loss from operations and segment results.

	Year Ended December 31,
	2018	2019
Ecommerce units sold	10,006
Vehicle Gross Profit per ecommerce unit	$1,666	$
Product Gross Profit per ecommerce unit	576

Total Gross Profit per ecommerce unit	$2,242	$

Average monthly unique visitors	291,772
Vehicles available for sale	3,421
Ecommerce average days to sale	59

Ecommerce Units Sold

Ecommerce units sold is defined as the number of vehicles sold and shipped to customers through our ecommerce platform, net of returns under our Vroom 7-Day Return Policy. Ecommerce units sold excludes sales of vehicles through the TDA and Wholesale segments. As we continue to expand our ecommerce business, we expect that ecommerce units sold will be the primary driver of our revenue growth. Additionally, each vehicle sale through our ecommerce platform also creates the opportunity to leverage such sale to sell value-added products. Continued ecommerce growth will also increase the number of trade-in vehicles acquired from our customers, which we can either recondition and add to our inventory or sell at wholesale auctions.

Vehicle Gross Profit per Ecommerce Unit

Vehicle Gross Profit per ecommerce unit, which we refer to as Vehicle GPPU, for a given period is defined as the aggregate retail sales price and delivery charges for all vehicles sold through our Ecommerce segment less the aggregate costs to acquire those vehicles, the aggregate costs of inbound transportation to the VRCs and the aggregate costs of reconditioning those vehicles in that given period, divided by the number of ecommerce units sold in that period. As we continue to expand our ecommerce business, we believe Vehicle GPPU will be a key driver of our long-term profitability.

Product Gross Profit per Ecommerce Unit

Product Gross Profit per ecommerce unit, which we refer to as Product GPPU, for a given period is defined as the aggregate gross profit we generate on fees earned on sales of value-added products in that period, net of aggregate reserves for chargebacks on such products in that period, divided by the number of ecommerce units sold in that period. Because we are paid fees on the value-added products we sell, our gross profit is equal to the revenue we generate from the sale of value added products. We plan to continue to increase the attachment rates of value-added products and expand our offerings of other value-added products which will grow our Product GPPU.

Total Gross Profit per Ecommerce Unit

Total Gross Profit per ecommerce unit, which we refer to as Total GPPU, for a given period is calculated as the sum of Vehicle GPPU and Product GPPU. We view Total GPPU as a key metric of the profitability of our Ecommerce segment.

Average Monthly Unique Visitors

Average monthly unique visitors is defined as the average number of individuals who access our ecommerce platform within a calendar month. We calculate the average monthly unique visitors over any period by dividing the aggregate monthly unique visitors during such period by the number of months in that period. We use average monthly unique visitors to measure the quality of our customer experience, the effectiveness of our marketing campaigns and customer acquisition as well as strength of our brand and market penetration.

Average monthly unique visitors is calculated using data provided by Google Analytics. The computation of average monthly unique visitors excludes individuals who access our platform multiple times within a calendar month, counting such individuals only one time for purposes of the calculation. If an individual accesses our ecommerce platform using different devices or different browsers on the same device within a given month, the first access through each such device or browser is counted as a separate monthly unique visitor.

Vehicles Available for Sale

We define vehicles available for sale as the aggregate number of vehicles listed for sale on our platform at any given point in time. Vehicles available for sale is a key indicator of our performance because we believe that the number of vehicles listed on our platform is a key driver of vehicle sales and revenue growth. Increasing the number of vehicles listed on our platform results in a greater selection of vehicles for our customers, creating demand and increasing conversion.

Ecommerce Average Days to Sale

We define ecommerce average days to sale as the average number of days between our acquisition of vehicles and the final delivery of such vehicles to customers through our ecommerce platform. We calculate average days to sale for a given period by dividing the aggregate number of days between the acquisition of all vehicles sold through our ecommerce platform during such period and final delivery of such vehicles to customers by the number of ecommerce units sold in that period. Average days to sale excludes vehicles sold through the TDA and Wholesale segments. Average days to sale is an important metric because a reduction in the number of days between the acquisition of a vehicle and the delivery of such vehicle typically results in a higher gross profit per unit.

Key Factors and Trends Affecting our Operating Results

Our financial condition and results of operations have been, and will continue to be, affected by a number of factors and trends, including the following:

Ability to drive revenue growth by cost effectively increasing the volume and selection of vehicles in our inventory

Our growth is primarily driven by vehicle sales. Vehicle sales growth, in turn, is largely driven by the volume of inventory and the selection of vehicles listed on our platform. Accordingly, we believe that having the appropriate volume and mix of vehicle inventory is critical to our ability to drive growth.

The continued growth of our vehicle inventory requires a number of important capabilities, including the ability to finance the acquisition of inventory at competitive rates, source high quality vehicles across various acquisition channels nationwide, secure adequate reconditioning capacity and execute effective marketing strategies to increase consumer sourcing. In addition, our ability to accurately forecast pricing and consumer demand for specific types of vehicles is critical to sourcing high quality, high-demand vehicles. This ability is enabled by our data science capabilities that leverage the growing amount of data at our disposal and fine-tune our supply and sourcing models. As we continue to invest in our operational efficiency and data analytics, we expect that we will continue to cost effectively increase the volume and optimize the selection of our ecommerce inventory.

Ability to capitalize on the continued migration of vehicle purchasers to ecommerce platforms through data-driven marketing efforts

While the overall ecommerce penetration rate in used vehicle sales remains low, over the last several years, ecommerce used vehicle sales have experienced significant growth. There has been a shift in consumer buying patterns towards more convenient, personalized, and on-demand purchases, as well as a demand for ecommerce across more diverse categories, including the used vehicle market. We expect that the ecommerce model for buying and selling used vehicles will continue to grow. Our ability to continue to benefit from this trend will be an important driver of our future performance.

We seek to improve our brand awareness among consumers through national marketing campaigns in order to strengthen our customer acquisition funnel. We also use digital performance marketing such as search engine marketing, automotive aggregator sites and social media to acquire customers more cost effectively. Our aggregate marketing spend has increased over time, with our first national brand marketing campaign commencing in the first quarter of 2019, and we expect to continue to invest in both national brand marketing and performance marketing efforts. As we leverage our national brand we believe this investment in marketing spend will drive additional demand and sales. We also believe that we have the ability to drive down the cost of acquisition per unit sold by increasing the efficiency of our marketing spend.

Ability to convert visitors to our platform into customers

The quality of the customer experience on our ecommerce platform is critical to our ability to attract new visitors to our platform, convert such visitors into customers and increase repeat customers. Our ability to drive higher customer conversion depends on our ability to make our platform a compelling choice for consumers based on our functionalities and consumer offerings.

Data analytics and experimentation drive decision making across all of our conversion efforts. By analyzing the data generated by the millions of visitors and tens of thousands of transactions on our platform, and continually testing strategies to maximize conversion rates, we form a better understanding of consumer preferences and try to create a more tailored ecommerce experience. As we continue to invest in our brand and improve the customer experience, we expect that we will attract more visitors, improve conversion and drive greater sales.

Ability to optimize the mix of inventory sources to drive increased gross profit and improvements to our unit economics

We strategically source inventory from auctions, consumers, rental car companies and dealers. Auctions and consumers represent the vast majority of our inventory sources, accounting for approximately 53% and 37% of our retail inventory sold in 2019, respectively. Because the quality of vehicles and associated gross margin profile vary across each channel, the mix of inventory sources has an impact on our profitability. We continually evaluate the optimal mix of sourcing channels and will source vehicles in a way that maximizes our average gross profit per unit and improves our unit economics. For example, purchasing vehicles at third-party auctions is competitive and, consequently, vehicle prices at third-party auctions tend to be higher than vehicle prices for vehicles sourced directly from consumers. Accordingly, as part of our sourcing strategy, we seek to increase the percentage of vehicle sales that we source from consumers.

Our ability to increase the percentage of inventory sourced directly from consumers will depend on the popularity and success of our ecommerce platform. In order to continue to increase the percentage of vehicles that we source directly from consumers, we are expanding our national marketing efforts that are focused on our Sell Us Your Car® proposition, which we believe will result in more customers gaining familiarity with our platform. We expect that, as consumers experience the convenience of our platform to sell or trade in their used vehicles, the percentage of inventory we source directly from consumers will continue to grow.

Ability to expand and optimize our reconditioning capacity to satisfy increasing demand

Our ability to recondition purchased vehicles to our quality standards is a critical component of our business. Historically, we have successfully increased our reconditioning capacity as our business has grown, and our future success will depend on our ability to expand and optimize our reconditioning capacity to satisfy increasing customer demand. We employ a hybrid approach that combines the use of our Vroom VRC and third-party VRCs to best meet our reconditioning needs.

We expect that over time our per unit costs in our Vroom VRC will be lower than those in third-party VRCs because our Vroom VRC benefits from greater scale and from our continued investment in manufacturing technology. In 2019, we significantly increased our reconditioning capacity within our Vroom VRC by overhauling our operations and applying lean manufacturing techniques and other software-enabled technological advances. As we continue to grow our business, we intend to continue to invest in increased reconditioning capacity and operational efficiency, as demonstrated by our plans to build a second, state-of-the-art Vroom VRC, which we intend to commence building in 2020. Additionally, our use of third-party VRCs to recondition vehicles allows us to avoid additional capital expenditures, quickly increase capacity, maintain greater operational flexibility and broaden our geographic footprint to drive lower logistics costs. In 2019, we expanded our third-party VRC operations by adding six additional VRCs across the nation for a current total of eight. See “—Liquidity and Capital Resources.”

We leverage our data analytics and deep industry experience to strategically select both Vroom VRCs and third-party VRCs in locations where we believe there is the highest supply and demand for our vehicles. We expect that our continued investment in reconditioning capacity and technology will lower our reconditioning costs per unit and drive greater operational efficiency, higher gross profit per unit and improved unit economics.

Ability to expand and develop our logistics network

We primarily use third-party carriers and are developing a hybrid strategy by building out our proprietary logistics network. We are in the process of optimizing our third-party logistics network nationally through the development of strategic carrier arrangements with national haulers and the continued development of our proprietary logistics operations. As we continue to grow, we plan to significantly consolidate our carrier base into dedicated operating regions. We expect that these enhanced logistics operations, combined with the expansion of strategically located VRCs, will drive lower inbound and outbound logistics costs, thus lowering costs per unit. Our VRCs also serve as hubs for staging vehicles for last-mile delivery to customers and pooling points to aggregate acquired vehicles, which we expect will result in an improved experience for customers. Over time, we expect that optimizing our logistics network will result in improved unit economics, increased profitability and an enhanced customer experience.

Ability to increase and better monetize value-added products

Our offering of value-added products is an integral part of providing a seamless vehicle-buying experience to our customers. These products provide added revenue streams for us as well as offering convenience, assurance and efficiency for our customers. We sell our third-party value-added products through our strategic relationships with multiple lenders and other third parties who bear the incremental risks associated with the underwriting of finance and insurance products. Additionally, through our on-going data analytics, experimentation and further development of our ecommerce technology, we expect to increase attachment rates of our existing value-added products while finding new opportunities to include additional finance and insurance and other value-added products. Because we are paid fees on value-added products we sell, our gross profit is equal to the revenue we generate on such sales. As a result, such sales help drive total gross profit per unit. We expect that, as we scale our business, we will increase the breadth and variety of value-added products offered to customers and improve attachment rates to our vehicle sales, which in turn will grow revenue and drive profitability.

Seasonality

Used vehicle sales are seasonal. The used vehicle industry typically experiences an increase in sales early in the calendar year and reaches its highest point late in the first quarter and early in the second quarter. Vehicle sales then level off through the rest of the year, with the lowest level of sales in the fourth quarter. This seasonality has historically corresponded with the timing of income tax refunds, which are an important source of funding for vehicle purchases. Additionally, used vehicles depreciate at a faster rate in the last two quarters of each year and a slower rate in the first two quarters of each year. In line with these macro trends, our gross profit per unit has historically been higher in the first half of the year when compared to the second half of the year. See “Risk Factors—Risks Related to Our Business—We may experience seasonal and other fluctuations in our quarterly results of operations, which may not fully reflect the underlying performance of our business.”

Components of Results of Operations

Revenue

Retail vehicle revenue

We sell vehicles through both our ecommerce platform and TDA. Revenue from vehicle sales, including any delivery charges, are recognized when vehicles are delivered to the customers or picked up at our TDA retail location, net of a reserve for estimated returns. The number of units sold and the average selling price per unit are the primary factors impacting our retail revenue stream.

The number of units sold depends on the volume of inventory and the selection of vehicles listed on our ecommerce platform, our ability to attract new customers, our brand awareness and our ability to expand our reconditioning operations and logistics network.

Average selling price per unit sold depends primarily on our pricing strategy, retail used car market prices, our average days to sale and our reconditioning and logistics costs.

We have focused our inventory to date on low-mileage, high-demand vehicles with average selling prices of approximately $30,000. As we scale our business, we may strategically take advantage of a broader portion of the used vehicle market by adding more lower priced vehicles to our inventory, which may decrease the average selling price per unit in any given period.

Wholesale vehicle revenue

We sell vehicles that do not meet our Vroom retail sales criteria through third-party wholesale auctions. Vehicles sold at auction are acquired from customers who trade-in their vehicles when making a purchase from us and also from customers who sell their vehicle to us in direct-buy transactions. The number of wholesale vehicles sold and the average selling price per unit are the primary drivers of wholesale revenue. The average selling price per unit is affected by the mix of the vehicles we acquire and general supply and demand conditions in the wholesale market.

Product revenue

We generate revenue by earning fees on sales of value-added products to our customers in connection with vehicle sales, including fees earned on customer vehicle financing from third-party lenders and fees earned on sales of other value-added products, such as extended warranty contracts, GAP insurance policies and tire and wheel insurance policies. We earn fees on these products pursuant to arrangements with the third parties that sell and administer these products. For accounting purposes, we are an agent for these transactions and, as a result, we recognize fees on a net basis when the customer enters into an arrangement to purchase these products or obtain third-party financing, which is typically at the time of a vehicle sale. Our gross profit on product revenue is equal to the revenue we generate.

Product revenue is affected by the number of vehicles sold, the attachment rate of value-added products and the amount of fees we receive on each product. Product revenue also consists of estimated profit-sharing amounts to which we are entitled based on the performance of third-party insurance products once a required claims period has passed. See “—Critical Accounting Policies and Estimates—Revenue Recognition—Product Revenue”

A portion of the fees we receive is subject to chargeback in the event of early termination, default, or prepayment of the contracts by our customers. We recognize product revenue net of reserves for estimated chargebacks.

Other revenue

Other revenue primarily consists of labor and parts revenue earned by us for vehicle repair services at TDA.

See “Note 2—Summary of Significant Accounting Policies—Accounting Standards Adopted” and “Note 3 Revenue Recognition” to our audited consolidated financial statements included elsewhere in this prospectus.

Cost of sales

Cost of sales primarily includes the costs to acquire vehicles, inbound transportation costs and direct and indirect reconditioning costs associated with preparing vehicles for sale. Costs to acquire vehicles are primarily driven by the inventory source, vehicle mix and general supply and demand conditions of the used vehicle market. Inbound transportation costs include costs to transport the vehicle to our VRCs. Reconditioning costs include parts, labor and third-party reconditioning costs directly attributable to the vehicle and allocated overhead costs. Cost of sales also includes any accounting adjustments to reflect vehicle inventory at the lower of cost or net realizable value.

Total gross profit

Total gross profit is defined as total revenue less costs associated with such revenue.

Selling, general and administrative expenses

Our selling, general, and administrative expenses, which we refer to as SG&A expenses, consist primarily of advertising and marketing expenses, outbound transportation costs, employee compensation, occupancy costs of our facilities and professional fees for accounting, auditing, tax, legal and consulting services.

We expect that our SG&A expenses will increase in the future as we expand our operations, hire additional employees and continue to increase our marketing spend to build brand awareness and increase consumer traffic on our platform. We also expect to incur increased expenses associated with being a public company, including costs of accounting, audit, legal, regulatory and tax-related services associated with maintaining compliance with SEC and stock exchange requirements, director and officer insurance costs, and investor and public relations costs.

Depreciation and amortization

Our depreciation and amortization expense primarily includes depreciation related to our leasehold improvements, as well as amortization related to intangible assets acquired in the TDA acquisition and capitalized internal use software costs incurred in the development of our platform and website applications. Depreciation expense related to our Vroom VRC is included in cost of sales in the consolidated statement of operations.

Interest expense, net

Our interest expense, net includes interest expense related to our Vehicle Floorplan Facility, which is used to finance our inventory, as well as interest expense on the Term Loan Facility, which was repaid in full in December 2019. Interest expense was partially offset by interest credits earned on cash deposits maintained in relation to our Vehicle Floorplan Facility.

Results of Operations

Years Ended December 31, 2018 and 2019

The following table presents our results of operations for the years indicated:

	Year Ended December 31,
	2018	2019	Change	% Change
	(in thousands)
Revenue:
Retail vehicle, net	$656,928	$	$		%
Wholesale vehicle	174,514				%
Product, net	19,653				%
Other	4,334				%

Total revenue	855,429				%
Cost of sales	794,622				%

Total gross profit	60,807				%
Selling, general and administrative expenses	133,842				%
Depreciation and amortization	6,857				%

Loss from operations	(79,892)				%
Interest expense, net	5,378				%
Other income, net	(321)				%

Loss before provision for income taxes	(84,949)				%
Provision for income taxes	229				%

Net loss	$(85,178)	$	$		%

Segments

We manage and report operating results through three reportable segments:

•

Ecommerce (     % of 2019 revenue): The Ecommerce segment represents retail sales of used vehicles through our ecommerce platform and fees earned on sales of value-added products associated with those vehicle sales.

•	TDA ( % of 2019 revenue): The TDA segment represents retail sales of used vehicles from TDA and fees earned on sales of value-added products associated with those vehicle sales.

•	Wholesale ( % of 2019 revenue): The Wholesale segment represents sales of used vehicles through wholesale auctions.

Ecommerce

The following table presents our Ecommerce segment results of operations for the years indicated:

	Year Ended December 31,
	2018	2019	Change	% Change
	(in thousands, except unit sales and average days to sale)
Ecommerce revenue:
Vehicle revenue	$295,414	$	$		%
Product revenue	5,758				%

Total ecommerce revenue	$301,172	$	$		%

Ecommerce gross profit:					%
Vehicle gross profit	$16,667	$	$		%
Product gross profit	5,758				%

Total ecommerce gross profit	$22,425	$	$		%

Ecommerce units sold	10,006				%
Average vehicle selling price per ecommerce unit	$29,524	$	$		%
Gross profit per ecommerce unit:					%
Vehicle gross profit per ecommerce unit	$1,666	$	$		%
Product gross profit per ecommerce unit	576				%

Total gross profit per ecommerce unit	$2,242	$	$		%

Ecommerce average days to sale	59				%

Ecommerce units sold increased          or         % to              in 2019 from 10,006 in 2018 driven by our national advertising campaign, which began in February 2019 and has strengthened our national brand awareness. Average monthly unique visitors to our website increased to              in 2019 from 291,772 in 2018. We expect ecommerce units to continue to grow as we increase our inventory selection, marketing efforts and improve conversion.

Ecommerce vehicle revenue increased $             million or     % to $             million for the year ended December 31, 2019 from $295.4 million in 2018. Of this increase, $             million was attributable to the increase in ecommerce units sold while $             of the increase was driven by a higher average selling price per unit, which increased to $             for the year ended December 31, 2019 from an average of $29,524 for the year ended December 31, 2018. While we believe that over time our average selling price per unit will decrease as we scale our business, we expect ecommerce vehicle revenue will continue to grow driven by increases in ecommerce units sold.

Ecommerce product revenue increased $             million or     % to $             million for the year ended December 31, 2019 from $5.8 million in 2018. This increase was attributable primarily to improved attachment rates on a higher volume of ecommerce units sold. We expect ecommerce product revenue will continue to grow driven by increases in ecommerce units sold. We also expect to earn higher product fees per unit in the future driven by new product offerings and initiatives to improve attachment rates.

Total ecommerce gross profit increased $             million or     % to $             million for the year ended December 31, 2019 from $22.4 million in 2018. Of this increase, $             was attributable to the

increase in ecommerce units sold and higher average selling price per unit, offset somewhat by a $            , or     % decrease in gross profit per unit. The decrease in gross profit per unit was primarily caused by a $            or     % decrease in vehicle gross profit per unit due to increases in our reconditioning and logistics costs per unit as we scaled our ecommerce business in 2019. We expect ecommerce gross profit will continue to grow, driven by increases in ecommerce units sold. We also expect ecommerce gross profit per unit to increase driven by reconditioning efficiencies gained as we scale our business. In addition, we believe that logistics costs will decrease as we scale our operations and increase the number of VRCs around the country, which also serve as hubs for pooling inbound inventory and hubs for pooling inventory for last mile delivery.

TDA

The following table presents our TDA segment results of operations for the years indicated:

	Year Ended December 31,
	2018	2019	Change	% Change
	(in thousands, except unit sales and average days to sale)
TDA revenue:
Vehicle revenue	$361,514	$	$		%
Product revenue	13,895				%
Other	4,334				%

Total TDA revenue	$379,743	$	$		%

TDA gross profit:
Vehicle gross profit	$19,983	$	$		%
Product gross profit	13,895				%
Other gross profit	1,247				%

Total TDA gross profit	$35,125	$	$		%

TDA units sold	13,193
Average vehicle selling price per TDA unit	$27,402	$	$
Gross profit per TDA unit:
Vehicle gross profit per TDA unit	$1,515	$	$		%
Product gross profit per TDA unit	1,053				%

Total gross profit per TDA unit	$2,568	$	$		%

TDA average days to sale	44

TDA units sold increased                or     % to             in 2019 from 13,193 in 2018. We expect TDA units to remain stable in the future.

TDA vehicle revenue increased $            million or     % to $            million for the year ended December 31, 2019 from $361.5 million in 2018. Of this increase, $            million was attributable to the increase in TDA units sold while $            was driven by a higher average selling price per unit, which increased to $            for the year ended December 31, 2019 from $27,402 in 2018.

TDA product revenue decreased $            million or     % to $            million for the year ended December 31, 2019 from $13.9 million in 2018. Of this decrease, $            was primarily attributable to lower fees earned on products sold.

TDA other revenue decreased to $            million for the year ended December 31, 2019, as compared to $4.3 million in 2018, a decrease of $            million or     %. TDA other revenue primarily represents mechanical service revenue related to TDA’s service operations.

TDA gross profit decreased $            million or     % to $            million for the year ended December 31, 2019 from $35.1 million in 2018. The decrease was primarily attributable to a decrease in gross profit per unit partially offset by an increase in TDA units sold. The decrease in TDA gross profit per unit was primarily caused by a $            or     % decrease in vehicle gross profit per unit stemming from increases in our reconditioning and logistics costs in our Vroom VRC as we significantly expanded our ecommerce business in 2019. Our national inventory is sold through both our TDA and Ecommerce segments; accordingly, increases in vehicle reconditioning and logistics costs associated with expansion of our ecommerce business has an impact on gross profit of each of those segments. The decrease in TDA gross profit also is attributable to a decrease in product gross profit per unit, which was primarily attributable to lower fees earned on value-added products sold. We expect TDA gross profit per unit to increase as we leverage reconditioning efficiencies gained as we scale our Vroom VRC.

TDA other gross profit decreased to $             million for the year ended December 31, 2019, from $1.3 million in 2018, a decrease of $             million or     %. The decrease in TDA other gross profit was primarily attributable to the     % decrease in TDA other revenue.

Wholesale

The following table presents our Wholesale segment results of operations for the years indicated:

	Year Ended December 31,
	2018	2019	Change	% Change
	(in thousands, except unit sales)
Wholesale revenue	$174,514	$	$		%
Wholesale gross profit	$3,257	$	$		%
Wholesale units sold	18,427				%
Average selling price per unit	$9,471	$	$		%
Wholesale gross profit per unit	$177	$	$		%

Wholesale units sold increased         or     % to              for the year ended December 31, 2019 from 18,427 in 2018 primarily driven by increased trade-in vehicles associated with the increased number of ecommerce units sold in 2019.

Wholesale revenue increased $             or     % to $             million for the year ended December 31, 2019 from $174.5 million in 2018. $             million or     % was attributable to the increase in wholesale units sold while $             or     % was attributable to a higher average selling price per wholesale unit which increased to $             for the year ended December 31, 2019 from $9,471 in 2018.

Wholesale vehicle gross profit decreased $             million or     % to $             million for the year ended December 31, 2019, from $3.3 million in 2018. The decrease was primarily attributable to a decrease in wholesale gross profit per unit to $             in 2019 from $177 in 2018, which decreased wholesale gross profit by $             million or     %.

Selling, general and administrative expenses

	Year Ended December 31,
	2018	2019	Change	% Change
	(in thousands)
Compensation & benefits	$63,024	$	$		%
Marketing expense	25,557				%
Outbound logistics	6,403				%
Occupancy and related costs	12,376				%
Other	26,482				%

Total selling, general & administrative expenses	$133,842	$	$		%

Selling, general and administrative expenses increased $             or     % to $             million for the year ended December 31, 2019, from $133.8 million in 2018. The increase was primarily due to an increase in advertising and marketing efforts as we expanded our national broad-reach advertising, an increase in employee headcount throughout the organization as our business scales, as well as higher professional expenses related to preparing to become a public company.

Depreciation and amortization

Depreciation and amortization expenses decreased $             or     % to $             million for the year ended December 31, 2019 from $6.9 million in 2018. The decrease was primarily due to reduced depreciation as a result of the disposal and write-off of certain properties in 2018.

Interest expense, net

Interest expense, net increased $             or     % to $             million for the year ended December 31, 2019 from $5.4 million in 2018. The increase was primarily attributable to higher inventory and a corresponding higher balance outstanding on our Vehicle Floorplan Facility in 2019. The interest expense was partially offset by $2.9 million and $             million of interest earned on cash deposits maintained with Ally Bank in 2018 and 2019, respectively.

Liquidity and Capital Resources

Our operations historically have been financed primarily from the sale of redeemable convertible preferred stock and borrowings under our Vehicle Floorplan Facility and our Term Loan Facility. As of December 31, 2019, we had cash and cash equivalents of $             million.

For the year ended December 31, 2019, we had negative cash flow from operations of approximately $             million and generated a net loss of approximately $             million. We have not been profitable since our inception in 2012 and had an accumulated loss of approximately $             million as of December 31, 2019. We expect to incur additional losses in the future.

Pursuant to a stock purchase agreement between us and certain accredited investors, in November and December 2019 we sold an aggregate of 8,371,664 shares of Series H Preferred Stock at a purchase price of $ 27.19 per share, for aggregate proceeds of $227.7 million. We intend to sell 982,383 additional shares of Series H Preferred Stock for proceeds of $26.7 million on or before January 31, 2020.

We historically have funded vehicle inventory purchases primarily through our Vehicle Floorplan Facility and, as of December 31, 2019, we had approximately $             million available under such facility to fund future vehicle inventory purchases.

Our cash flows from operations may differ substantially from our net loss due to non-cash charges or due to changes in balance sheet accounts. The timing of our cash flows from operating activities can also vary among periods due to the timing of payments made or received. We currently anticipate that our existing cash and cash equivalents will be sufficient to support working capital and capital expenditure requirements for at least the next twelve months. However, our future capital requirements will depend on many factors, including our rate of revenue growth, our efforts to reduce costs per unit, the expansion of our inventory and sales and marketing activities, investment in our reconditioning and logistics operations, and enhancements to our ecommerce platform. We may be required to seek additional equity or debt financing in the future to fund our operations or to fund our needs for capital expenditures. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us, or at all. If we are unable to raise additional capital or generate cash flows necessary to expand our operations, our business, results of operations and financial condition could be adversely affected.

Vehicle Financing

We entered into our vehicle floorplan facility in April 2016, as subsequently amended, with Ally Bank and Ally Financial, which we refer to as our Vehicle Floorplan Facility. The Vehicle Floorplan Facility consists of a revolving line of credit with a borrowing capacity of $117.0 million that can be used to finance our vehicle inventory. Our ability to request and obtain borrowings under the Vehicle Floorplan Facility can be terminated at the lender’s discretion upon providing 60 calendar days prior written notice to us. We believe that, in the event of any such termination, we would be able to obtain alternative sources of financing on terms that are acceptable to us as well as leverage our cash on hand to continue to fund our vehicle purchases. Outstanding borrowings are due on demand or as the vehicles financed are sold, and the Vehicle Floorplan Facility is secured by our vehicle inventory and certain other assets. The Vehicle Floorplan Facility includes two affirmative covenants, which require us to maintain a certain level of equity in the vehicles that are financed and to maintain at least 10% of the outstanding borrowings in cash and cash equivalents. We were in compliance with both of the covenants as of December 31, 2018.

The Vehicle Floorplan Facility bears interest at a rate equal to the 1-Month LIBOR rate applicable in the immediately preceding month plus a spread of 425 basis points and is payable on a monthly basis.

Term Loan Facility

On August 11, 2017, we entered into a loan and security agreement with Eastward Fund Management, LLC for a term loan credit facility in an aggregate principal amount of up to $50.0 million. On the closing date, we borrowed $25.0 million of principal and paid a $0.5 million facility fee to the lender and certain other issuance costs that were deducted from the proceeds. As of December 31, 2018, the outstanding balance on the Term Loan Facility, net of unamortized debt issuance costs of $0.7 million was $24.3 million. In December 2019, we repaid in full the outstanding balance of the Term Loan Facility in the amount of $17.9 million.

Cash Flows from Operating, Investing, and Financing Activities

The following table summarizes our cash flows for the years ended December 31, 2018 and 2019:

	Year Ended December 31,
	2018	2019
	(in thousands)
Net cash used in operating activities	$(64,911)	$
Net cash provided by investing activities	12,788
Net cash provided by financing activities	132,375

Net increase in cash, cash equivalents, and restricted cash	80,252
Cash, cash equivalents, and restricted cash at beginning of period	83,257

Cash, cash equivalents and restricted cash at end of period	$163,509	$

Operating Activities

Net cash flows used by operating activities decreased for the year ended December 31, 2019, as compared to the year ended December 31, 2018, primarily due to $             million in incremental net loss after reconciling adjustments and certain changes in working capital accounts of $             million, reflecting                 .

Investing Activities

Net cash flows provided by investing activities                by $            million for the year ended December 31, 2019 as compared to the year ended December 31, 2018. In 2018, net cash flows provided by investing activities included proceeds received from the sale of certain property and equipment.

In 2020, we expect to commence building our second Vroom VRC. We expect capital expenditures in connection with such buildout to be approximately $20.0 million in 2020.

Financing Activities

Net cash flows provided by financing activities increased for the year ended December 31, 2019 as compared to the year ended December 31, 2018. Net cash flows provided by financing activities in 2019 included the issuance of $227.7 million of Series H preferred stock, as compared to the issuance of $145.9 million of Series G preferred stock in 2018. Additionally, in December 2019, we repaid in full the outstanding balance of the Term Loan Facility in the amount of $17.9 million.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations and commitments as of December 31, 2019:

Payments Due by Year
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
(in thousands)
Vehicle Floorplan Facility (excluding interest)	$	$	$	$	$
Operating leases
Other

Total	$	$	$	$	$

Off Balance Sheet Arrangements

We do not have any off balance sheet arrangements, as defined by applicable regulations of the SEC, that are reasonably likely to have a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources.

JOBS Act

We qualify as an “emerging growth company” as defined in the JOBS Act. As an emerging growth company, we intend to take advantage of certain reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include:

•

only two years of audited financial statements are required to be included in this prospectus, in addition to any required interim financial statements, and correspondingly reduced disclosure in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations;”

•	not being required to comply with the auditor attestation requirements of Section 404;

•	reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

•	exemptions from the requirements of holding a non-binding advisory vote on executive compensation, including golden parachute compensation.

We expect to cease to be an emerging growth company as of December 31, 2019, due to generating more than $1.07 billion in annual revenue for the year ended December 31, 2019.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can use an extended transition period for complying with new or revised accounting standards. This permits an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We elected to use this extended transition period under the JOBS Act.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with GAAP. The preparation of consolidated financial statements requires us to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenue, and expenses and related disclosures. On an ongoing basis, we evaluate our estimates, including, among others, those related to income taxes, the realizability of inventory, stock-based compensation, revenue-related reserves, as well as impairment of goodwill and long-lived assets. We base our estimates on historical experience, market conditions and on various other assumptions that are believed to be reasonable. Actual results may differ from these estimates.

We believe that the accounting policies described below involve a significant degree of judgment and complexity. Accordingly, we believe these are the most critical to aid in fully understanding and evaluating our financial condition and results of operations. For further information, see “Note 2—Summary of Significant Accounting Policies” and “Note 3—Revenue Recognition” in the Notes to Consolidated Financial Statements included elsewhere in this prospectus.

Revenue Recognition

We elected to early adopt ASU 2014-09, Revenue from Contracts with Customers (“Topic 606”), as of January 1, 2018 utilizing the modified retrospective approach applied only to contracts not completed as of the date of adoption.

We recognized a net decrease to accumulated deficit of approximately $1.7 million as of January 1, 2018 due to the cumulative effect of adopting Topic 606.

Revenue consists of retail vehicle sales through our ecommerce platform and TDA retail location, wholesale vehicle sales and other revenues. Revenue also includes delivery charges. Our product revenue consists of fees earned on customer vehicle financing from third-party lenders and fees earned on sales of other value-added products, such as extended warranty contracts, GAP insurance policies and tire and wheel insurance policies.

We recognize revenue upon transfer of control of goods or services to customers, in an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services. We may collect sales taxes and other taxes from customers on behalf of governmental authorities at the time of sale as required. These taxes are accounted for on a net basis and are not included in revenues or cost of sales.

Our revenue is disaggregated within the consolidated statement of operations and is generated from customers throughout the United States.

Retail Vehicle Revenue

We sell vehicles to our retail customers through our Ecommerce segment and our TDA segment. The transaction price for vehicles is a fixed amount as set forth within the customer contract at the time of sale. Customers frequently trade-in their existing vehicle to apply the amount received for such vehicle towards the transaction price of a purchased vehicle. Trade-in vehicles represent noncash consideration, which we measure at an agreed upon price based on fair value, which is based on external and internal market data for each specific vehicle. We generally satisfy our performance obligation and recognize revenue for vehicle sales at a point in time when the vehicles are delivered to the customers for ecommerce sales or picked up by the customer for TDA sales. The revenue recognized by us includes the agreed upon transaction price, including any delivery charges stated within the customer contract. Revenue excludes any sales taxes, title and registration fees, and other government fees that are collected from customers.

We receive payment for vehicle sales directly from the customer at the time of sale or from third-party financial institutions within a short period of time following the sale if the customer obtains financing. Payments received prior to delivery or pick-up of used vehicles are recorded as “Deferred revenue” within the consolidated balance sheet.

We offer a return policy for used vehicle sales and establish a provision for estimated returns based on historical information and current trends. The reserve for estimated returns is presented gross on the consolidated balance sheet, with an asset recorded in “Prepaid expenses and other current assets” and a refund liability recorded in “Other current liabilities.”

Wholesale Vehicle Revenue

We sell vehicles that do not meet our Vroom retail sales criteria primarily through wholesale auctions. Vehicles sold at auctions are acquired from customers who trade-in their vehicles when making a purchase from us and also from customers who sell their vehicles to us in direct-buy transactions. The transaction price for a wholesale vehicle is a fixed amount that is determined at the auction. We satisfy our performance obligation and recognize revenue for wholesale vehicle sales when the vehicle is sold at auction. The transaction price is typically due and collected within a short period of time following the vehicle sales.

Product Revenue

Our product revenue consists of fees earned on customer vehicle financing from third-party lenders and fees earned on sales of other value-added products such as extended warranty contracts, GAP insurance policies and tire and wheel insurance policies. We sell these products pursuant to arrangements with the third parties that provide these products and are responsible for their fulfilment. We concluded that we are an agent for these transactions because we do not control the products before they are transferred to the customer. As an agent, our performance obligation is to arrange for the third party to provide the products. We recognize product revenues on a net basis when the customer enters into an arrangement for the products, which is typically at the time of a used vehicle sale.

Customers may enter into retail installment sales contracts to finance the purchase of used vehicles. We sell these contracts on a non-recourse basis to various financial institutions. We receive fees from the financial institution based on the difference between the interest rate charged to the customer that purchased the vehicle and the interest rate set by the financial institution. These fees are recognized upon sale and assignment of the installment sales contract to the financial institution.

A portion of the fees earned on these products is subject to chargebacks in the event of early termination, default, or prepayment of the contracts by end-customers. Our exposure for these events is limited to fees that we receive. An estimated refund liability for chargebacks against the revenue recognized from sales of these products is recorded in the period in which the related revenue is recognized and is based primarily on our historical chargeback experience. We update our estimates at each reporting date. As of December 31, 2019 and 2018, our reserve for chargebacks was approximately $            million and $1.7 million, respectively.

We also are contractually entitled to receive profit-sharing revenues based on the performance of the insurance policies once a required claims period has passed. We recognize profit-sharing revenue to the extent it is probable that it will not result in a significant revenue reversal. We estimate the revenue based on historical claims and cancellation data from our customers, as well as other qualitative assumptions. We reassess the estimate at each reporting period with any changes reflected as an adjustment to revenues in the period identified. As of December 31, 2019 and 2018, we had recognized approximately $            million and $4.2 million, respectively, related to cumulative profit-sharing payments to which we expect to be entitled.

Other Revenue

Other revenue primarily consists of labor and parts revenue earned by us for vehicle repair services at TDA.

Inventory

Inventory consists of vehicles and parts and accessories and is stated at the lower of cost or net realizable value. Inventory cost is determined by specific identification and includes acquisition cost, direct and indirect reconditioning costs, and in-bound transportation costs. Net realizable value is the estimated selling price less costs to complete, dispose and transport the vehicles. We recognize any necessary adjustments to reflect inventory at the lower of cost or net realizable value in cost of sales in the consolidated statements of operations.

Shipping and Handling

Our logistics costs relate to transporting vehicle inventory and are primarily third-party transportation fees. The portion of these costs related to inbound transportation from the point of acquisition to the relevant reconditioning facility is included within inventory and reclassified into cost of sales when the related vehicle is sold. Logistics costs related to delivery vehicles sold to customers are accounted for as costs to fulfil contracts with customers and are included in “Selling, general and administrative expenses” in the consolidated statement of operations and were approximately $6.4 million and $            million for the years ended December 31, 2018 and 2019, respectively.

Goodwill and Intangible Assets

Goodwill represents the excess of the consideration transferred over the fair value of the identifiable assets acquired and liabilities assumed in business combinations. Goodwill is tested for impairment annually as of October 1, or whenever events or changes in circumstances indicate that an impairment may exist.

We have three reporting units: Ecommerce, TDA and Wholesale. In performing our annual goodwill impairment test, we first review qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing qualitative factors, we determine that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the quantitative test is unnecessary and our goodwill is not considered to be impaired. However, if based on the qualitative assessment we conclude that it is more likely than not that the fair value of the reporting unit is less than its carrying amount, or if we elect to bypass the optional qualitative assessment as provided for under GAAP, we proceed with performing the quantitative impairment test.

No goodwill impairment was determined to exist for the year ended December 31, 2018. For the Ecommerce and Wholesale reporting units, we performed qualitative impairment assessments for our annual goodwill impairment test as of October 1, 2018. The results of our qualitative assessments for the Ecommerce and Wholesale reporting units indicated that it was not more likely than not that the fair value of the reporting units were less than the carrying values. For our TDA reporting unit, we determined the most effective approach was to bypass the optional qualitative assessment and perform a quantitative impairment test. The results of the quantitative test indicated that the fair value of the TDA reporting unit substantially exceeds carrying value and that the TDA reporting unit is not at risk of failing the quantitative impairment test.

The quantitative goodwill impairment test requires a determination of whether the estimated fair value of a reporting unit is less than its carrying value. We estimate the fair value of our reporting units using an income valuation approach. The income valuation approach is applied using the discounted cash flow method which requires (1) estimating future cash flows for a discrete projection period (2) estimating the terminal value, which reflects the remaining value that the reporting unit is expected to generate beyond the projection period and (3) discounting those amounts to present value at a discount rate which is based on a weighted average cost of capital that considers the relative risk of the cash flows. The income valuation approach requires the use of significant estimates and assumptions, which include revenue growth rates, future gross profit margins and operating expenses used to calculate projected future cash flows, determination of the weighted average cost of capital, and future economic and market conditions. The terminal value is based on an exit multiple which requires significant assumptions regarding the selection of appropriate multiples that consider relevant market trading data. We base our estimates and assumptions on our knowledge of the automotive and ecommerce industries, our recent performance, our expectations of future performance and other assumptions we believe to be reasonable. Actual future results may differ from those estimates. We also make certain judgments and assumptions in allocating shared assets and liabilities to determine the carrying values for each of our reporting units.

Our intangible assets are amortized on a straight-line basis over the following estimated useful lives:

Trademarks	5 years
Technology	4 years

We periodically reassess the useful lives of the definite-lived intangible assets when events or circumstances indicate that useful lives have significantly changed from the previous estimate.

Impairment of Long-Lived Assets

We evaluate long-lived assets, including definite-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When impairment indicators are present, the recoverability of an asset is measured by comparing the carrying value of the asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset. No impairment charges were recognized for the years ended December 31, 2018 and 2019.

Income Taxes

We account for income taxes under the asset and liability method. We recognize deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis, as well as for operating loss and tax credit carry forwards. We measure deferred tax assets and liabilities using enacted tax rates expected to apply to taxable income in the years in which we expect to recover or settle those temporary differences. We recognize the effect of a change in tax rates on deferred tax assets and liabilities in the results of operations in the period that includes the enactment date. We reduce the measurement of a deferred tax asset, if necessary, by a valuation allowance if it is “more-likely-than-not” that we will not realize some or all of the deferred tax asset. We maintained a full valuation allowance against net deferred tax assets because we determined that is it more likely than not that these assets will not be fully realized based on a current evaluation of expected future taxable income and we are in a cumulative loss position.

We account for uncertain tax positions by recognizing the financial statement effects of a tax position only when, based upon technical merits, it is “more likely than not” that the position will be sustained upon examination. Potential interest and penalties associated with unrecognized tax positions are recognized in income tax expense.

Stock-Based Compensation

We recognize the cost of employee services received in exchange for stock awards based on the fair value of those awards at the date of grant over the requisite service period. We use the Black-Scholes-Merton option-pricing model, which we refer to as Black Scholes option-pricing model, to determine the fair value of our stock-based awards. Estimating the fair value of stock-based awards requires the input of subjective assumptions, including the estimated fair value of our common stock, the expected life of the options, stock price volatility, the risk-free interest rate and expected dividends. The assumptions used in the Black-Scholes option-pricing model represent our best estimates and involve a number of variables, uncertainties and assumptions and the application of management’s judgment, as they are inherently subjective.

Recently Issued and Adopted Accounting Pronouncements

See “Note 2—Summary of Significant Accounting Policies—Adoption of New Accounting Standards” in the Notes to consolidated Financial Statements included in this prospectus for a discussion of accounting pronouncements recently adopted and recently issued accounting pronouncements not yet adopted and their potential impact to our consolidated financial statements.

Quantitative and Qualitative Disclosure About Market Risk

Market risk is the risk of economic losses due to adverse changes in financial market prices and rates. Our primary market risk has been interest rate risk and inflation risk. We do not have material exposure to commodity risk.

Interest Rate Risk

As of December 31, 2018 and 2019, we had an outstanding balance under the Vehicle Floorplan Facility of $95.5 million and $            million, respectively. The Vehicle Floorplan Facility bears interest at a rate equal to the 1-Month LIBOR rate applicable in the immediately preceding month, plus a spread of 425 basis points. A hypothetical 10% change in interest rates during the years presented would result in a change to annual interest expense of $0.8 million and $            million for the year ended December 31, 2018 and 2019, respectively.

As of December 31, 2018, we had an outstanding balance under the Term Loan Facility of $24.3 million net of issuance cost. In December 2019, we repaid in full the outstanding balance of the Term Loan Facility. The Term Loan Facility bears interest at the one-month LIBOR rate as of the borrowing date.

Inflation Risk

Inflationary factors such as increases in overhead costs may adversely affect our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of operating expenses as a percentage of revenue, if the selling prices of our products do not increase with these increased costs.

BUSINESS

Our Vision

Build the world’s premier platform to research, discover, buy and sell vehicles.

Our Company

Vroom is an innovative, end-to-end ecommerce platform that is transforming the used vehicle industry by offering a better way to buy and a better way to sell used vehicles. We are deeply committed to creating an exceptional experience for our customers.

We are driving enduring change in the industry on a national scale. We take a vertically integrated, asset-light approach that is reinventing all phases of the vehicle buying and selling process, from discovery to delivery and everything in between. Our platform encompasses:

•

Ecommerce:    We offer an exceptional ecommerce experience for our customers. In contrast to legacy dealerships and the peer-to-peer market, we provide consumers with a personalized and intuitive ecommerce interface to research and select from approximately 5,000 fully reconditioned vehicles. Our platform is accessible at any time on any device and provides transparent pricing, real-time financing and nationwide delivery right to a buyer’s driveway. For consumers looking to sell or trade in their vehicles, we provide attractive market-based pricing, real-time, guaranteed purchase offers and convenient, at-home vehicle pick-up.

•

Vehicle Operations:    Our scalable and vertically integrated operations underpin our business model. We strategically source inventory from consumers, auctions, rental car companies and dealers. We improve our ability to acquire high-demand vehicles through enhanced supply science across all our sourcing channels and we are expanding our national marketing efforts to drive consumer sourcing. In our reconditioning and logistics operations, we deploy an asset-light strategy that optimizes a combination of ownership and operation of assets by us with strategic third-party partnerships. This hybrid approach provides flexibility, agility and speed without taking on unnecessary risk and capital investment, and drives improved unit economics and operating leverage.

•

Data Science and Experimentation:    Data science and experimentation are at the core of everything we do. We rely on data science, machine learning and A/B and multivariate testing to continually drive optimization and operating leverage across our ecommerce and vehicle operations. We leverage data to increase the effectiveness of our national brand and performance marketing, enhance the customer experience, analyze market dynamics at scale, calibrate our vehicle pricing and optimize our overall inventory sales velocity. On the operations side, data science and experimentation enables us to fine tune our supply, sourcing and logistics models and to streamline our reconditioning processes.

The U.S. used automotive market is the largest consumer product category, generating approximately $808 billion from sales of approximately 40 million units in 2018. The industry is highly fragmented with approximately 43,000 dealers and millions of peer-to-peer transactions. It also is ripe for disruption as an industry that is notorious for consumer dissatisfaction and has one of the lowest levels of ecommerce penetration at only 0.9%. Industry reports estimate that ecommerce penetration will grow to as much as half of all used vehicle sales by 2030. Our platform, coupled with our national presence and brand, provides a significant competitive advantage versus local dealerships and regional players that lack nationwide reach and scalable technology, operations and logistics. The traditional auto dealers and peer-to-peer market do not and cannot offer consumers what we offer.

In December 2015, we acquired Houston-based TDA, which included our Vroom VRC, our sole physical retail location and our Sell Us Your Car® centers. From the launch of our combined operations in January 2016, our business has grown significantly as we have scaled our operations, developed our ecommerce platform and leveraged the network effects inherent in our model. Our ecommerce revenue has grown at a     % CAGR since 2016.

Ecommerce Revenue

For the year ended December 31, 2019, we generated $             billion in total revenue, representing a     % increase over $855.4 million for the year ended December 31, 2018. Our business generated a net loss of $85.2 million and $             million for the years ended December 31, 2018 and 2019, respectively. We continue to invest in growth to scale our company responsibly and drive towards profitability.

Our Industry and Market Opportunity

The U.S. used automotive industry is a massive market that is ripe for disruption due to its fragmentation, high level of consumer dissatisfaction, changing consumer buying patterns and lack of ecommerce and technology penetration.

The U.S. Used Automotive Market is Massive

The U.S. used automotive market is the largest consumer product category, generating approximately $808 billion from sales of approximately 40 million units in 2018. The used automotive market has sustained growth over time at significant scale, growing by $96 billion from sales of $712 billion in 2015 to $808 billion in 2018.12

Industry Market Size

The U.S. Used Automotive Market is Highly Fragmented

Against the massive total addressable market of approximately $808 billion, the used automotive market is highly fragmented with approximately 43,000 automotive dealers and millions of peer-to-peer transactions across the country. Across all used vehicle sales in 2018, the largest U.S. used vehicle dealer had a market-share of only 1.8%, with the top 100 used vehicle dealers collectively representing only 8.6%.

Additionally, distribution of the approximately 40 million used vehicles sold in 2018 is highly fragmented and consists of approximately 28 million vehicles sold by franchised dealers and independent vehicle dealers (72%), which includes limited ecommerce sales, and approximately 11 million units sold by peer-to-peer sellers (28%), all of which represent our total addressable market.13

[12]	2015 used automotive industry market size calculated from 2015 total units sold and 2015 average selling price according to Edmunds, 2015 Used Vehicle Market Report, February 2016.
[13]	Units sold calculated from percentage breakdown from NIADA, Used Car Industry Report 2019 (“NIADA 2019 Report”).

Market Share by Unit14

The Primary Competitors in the U.S. Used Automotive Market Rely on an Outdated Business Model

The traditional dealership model involves limited selection, lack of transparency, high pressure sales tactics and inconvenient hours. These shortcomings have caused many consumers to circumvent the dealer and transact on their own, creating a large peer-to-peer market for used vehicles. However, the peer-to-peer market comes with its own set of challenges for both buyers and sellers, entailing home visits by strangers, lack of secure payment methods or identity checks, difficulty researching available vehicles and lack of verified vehicle condition. Presented with these alternatives, the overwhelming majority of consumers are dissatisfied with the current automotive buying and selling experience. According to a 2018 Gallup survey, vehicle salespersons consistently rank as one of the least trusted professions, with only 8% of respondents reporting trust in that profession.

[14]	See footnote 5 for CarMax and top 100 dealers market share calculation. Market share of peer to peer sales according to NIADA 2019 Report.

Ecommerce Penetration in the U.S. Used Automotive Market is Just Beginning

The used automotive market has one of the lowest ecommerce penetration levels, with only a 0.9% share of all retail used automotive sales in 2018, representing significant upside as compared to the current ecommerce penetration of other consumer product categories. Industry reports estimate that ecommerce penetration will grow to as much as half of all used vehicle sales by 2030. In a 2019 survey, 49% of consumers reported that they are willing to make a vehicle purchase online.15

Ecommerce Penetration by Industry

Consumers Increasingly Desire Convenience and Customization through Ecommerce

Following the pattern in other consumer retail categories, the U.S. retail used automotive market is experiencing shifting consumer buying patterns from in-store towards online purchases. In particular, mobile commerce is poised for even faster growth than broader ecommerce. Consumers are increasingly focused on customized products and personalized services, while also expecting delivery of those products and services on-demand. This trend creates opportunities for us as we offer an extensive inventory from which consumers can select not only the make and model of a vehicle, but also the model year, color, trim and options in many combinations across any device at any time. This selection, combined with personalized search results, offers a customized shopping experience not possible at a traditional used vehicle dealer or in the peer-to-peer market.

Used is the new “New”

Consumers are becoming increasingly willing to buy used goods. In 2019, 64% of vehicle shoppers considered buying a used vehicle before making a purchase decision, up from 61% in 2018. At the same time, the average price differential between new and three-year-old used vehicles grew from $11,000 in 2015 to nearly $14,000 per vehicle in 2018.16 As a result, owning or leasing a new vehicle has become increasingly unaffordable. The purchase of a used vehicle enables a consumer to obtain a fully reconditioned vehicle at a higher standard of luxury or with highly sought-after features for the same dollar amount as a new, lesser-model vehicle. In this shifting market, Used is the new “New.”

The U.S. Used Automotive Market is Growing and Resilient

American consumers continue to exhibit entrenched vehicle ownership trends with approximately 279 million registered vehicles on the road in 2018, as compared to 270 million in 2017. Further, approximately 91.5% of families in the United States had at least one vehicle in 2018. Despite the rise in ridesharing and vehicle sharing, 83% of all U.S. adults drove a vehicle at least several times a week in

[15]	Digital Commerce 360 Report.
[16]	Edmunds 2019 Outlook.

2018.17 Additionally, the retail used vehicle market generally shows resilience through recessionary markets and other challenging economic cycles. Used car sales (including wholesale and retail) showed a much more muted decline of 11.9% from 2007 to 2009, while new car sales declined by 21.5% from 2007 to 2009. While the average new vehicle gross profit margin fell from 6.9% in 2007 to 6.7% in 2009, used vehicle gross profit margins (including wholesale and retail) increased from 8.9% in 2007 to 9.4% in 2009.

In light of the fragmentation, consumer dissatisfaction and lack of ecommerce penetration of the used vehicle industry, there is room for multiple participants to disrupt the traditional dealership model and peer-to-peer market by offering ecommerce solutions that leverage technology and data analytics to achieve superior operational efficiency and exceptional customer experience.

What We Do: Offer a Better Way

We are driving a better way to buy and a better way to sell used vehicles and bringing about enduring change in the industry. Our platform brings together all phases of the vehicle buying and selling process in a seamless, intuitive and convenient way. We create a climate of trust and provide an exceptional experience with complete transparency by eliminating friction and sales pressure. The traditional auto dealers and peer-to-peer market do not and cannot offer consumers what we offer. We offer a better way.

A Better Way to Buy

For consumers looking to buy a used vehicle, we offer a value proposition that differs markedly from traditional auto dealers and the peer-to-peer market. We are dedicated to helping customers evolve from wary shoppers to confident owners by streamlining the entire buying process, from discovery through financing to delivery, by offering the following:

•

Enormous Selection of Inventory.    We currently offer a growing inventory of approximately 5,000 low-mileage, high-demand vehicles. By making purchasing decisions based on data rather than intuition, we are able to offer a wide selection of vehicles that excite our customers. Consumers no longer have to settle for traditional dealerships with a limited number of vehicles on hand or scour local peer-to-peer listings and travel to a seller’s location.

•

Consistent High Quality.    All of our vehicles pass our detailed inspections and meet our proprietary Vroom Reconditioning Standards, which result in high-quality used vehicles backed by our free Vroom 90-Day Limited Warranty. We never lose sight of the fact that the used vehicles we sell are “new” to our customers.

•

Comprehensive and Transparent Vehicle Information.    We remove the asymmetry of information between dealers and consumers by providing comprehensive and transparent information on the vehicles we sell. We eliminate bait-and-switch risk through high-resolution photography and detailed product descriptions on our platform, which show our customers every aspect of our vehicles from all angles, and provide third-party vehicle history reports on all of our vehicles.

•

Customized Vehicle Search and Discovery.    In addition to the size and diversity of our inventory selection, we provide buyers with a personalized, intuitive interface with detailed sorting, searching and filtering functionality. This enables our customers to research and discover the right car for their unique needs.

•	Competitive, Market-based Pricing. We price our vehicles using data science and proprietary algorithms, ensuring that buyers receive attractive, market-based, no-haggle

[17]	Gallup, July 2019

pricing. Our pricing strategy takes into account hundreds of variables when determining the accurate market price of a vehicle, including items beyond make, model and color that are unavailable to traditional dealerships, such as proprietary historical purchase and sales data.

•

Exceptional Customer Support.    Our professional customer experience team accompanies the buyer through every step of the process to make sure all questions are answered and any concerns are addressed. In all of our customer interactions, our goal is to ensure that every customer is a delighted customer.

•

On-Demand Shopping and Convenient Delivery Experience.    We offer customers the ability to shop for their desired vehicle at any time, on any device and from any location. We also deliver our vehicles nationwide to a location of our customer’s choosing. Our on-demand shopping and convenient delivery not only saves our customers a trip to the dealership, it provides the ultimate driveway experience.

•

Value-Added Products.    We provide seamlessly integrated, real-time, individualized financing solutions through our strategic partnerships with trusted lenders in automotive finance and give our customers access to competitive market rates. We also offer third-party finance and insurance products, including other extended warranty contracts, GAP insurance policies and tire and wheel insurance policies, all with transparent pricing.

•

Assurance.    Our Vroom 7-Day Return Policy offers customers seven days or 250 miles to test drive their purchase with their family, versus a seven-minute test drive around the block at a dealership. This fundamentally transforms the customers’ test drive experience by providing the opportunity to see truly how their vehicle performs in day-to-day life.

A Better Way to Sell

We are revolutionizing the process for consumers to sell or trade-in their vehicles. Consumers typically encounter either low-ball prices from their local dealer or face the prospect of advertising and selling the vehicle themselves in a time-consuming process through the peer-to-peer market. In contrast, we offer consumers the following:

•

Ease of Use.    We offer the ease of online submission of basic vehicle information in order to receive an appraisal. There is no trip to the dealership and no cost to submit a vehicle for sale, but rather a simple, hassle-free process enabling customers to sell us their vehicles.

•

On-Demand Appraisals.    Our Sell Us Your Car® proposition gives customers on-demand appraisals. We utilize our extensive data insights and experience across thousands of transactions to generate a purchase offer that reflects a competitive market-based price, providing customers a fast and easy customer experience.

•	A Guaranteed, Real-Time Price on Every Vehicle. For every vehicle that customers submit for appraisal, we provide a guaranteed price and purchase offer.

•

No High-Pressure Tactics.    We keep all purchase offers open for ten days or 250 miles. This process allows customers to shop, compare and analyze the sale of their vehicle from the convenience of their home to ensure they are getting the best value, eliminating pressure to take a deal on the spot.

•

Convenient Pick-ups and Pay-offs.    Our customers enjoy the convenience of national, at-home vehicle pick-up free of charge within days of accepting our offer. As an added convenience, we offer hassle-free customer payment and/or pay-off of any loans on the vehicle being sold, saving the customer time and paperwork.

Our Competitive Strengths

A Leading Ecommerce Platform for Used Vehicles

We offer an end-to-end, ecommerce platform for buying, selling, transporting, reconditioning, pricing, financing, registering and delivering vehicles nationwide. Our platform encompasses every element of the customer experience and ensures quality and consistency. Our customer-centric business model addresses the shortcomings of the traditional dealership model and peer-to-peer market. We combine high-quality and high-demand vehicles, asset-light, scalable reconditioning operations, a national logistics network and an exceptional ecommerce experience. In addition, our ability to control the entire customer value chain from demand generation to pick-up or delivery to the customer’s driveway creates operating leverage as we scale, further driving the network effects inherent in our business and contributing to our path to profitability.

Asset-Light, Scalable Operations

An asset-light strategy is fundamental to our business model, and our future growth strategies are focused on developing our ecommerce business without the need for capital investment in physical retail locations. We seek to optimize the combination of ownership and operation of assets by us, with strategic third-party partnerships. Our strategy provides flexibility, agility and speed as we scale our business, without taking on the unnecessary risk and capital investment inherent in direct investment. We employ this hybrid approach across our business and utilize strategic relationships with experienced and trusted providers to optimize reconditioning services, logistics, consumer financing and customer experience.

Reconditioning Facilities.    Our hybrid approach combines the use of our Vroom VRC and third-party VRCs to best meet our reconditioning needs as we continue to expand our business. Powered by lean manufacturing technology, our Vroom VRC currently handles the reconditioning of a majority of our vehicles. We also leverage our partnerships with third parties within the reconditioning industry to recondition the remainder of the vehicles in our inventory to our Vroom Reconditioning Standards, which creates capacity to scale quickly and efficiently, while simultaneously reducing our capital commitments and expanding our geographic footprint.

VRC Locations18

[18]	National Automobile Dealers Organization

Logistics.    We primarily use third-party carriers for our inbound and outbound logistics operations while also developing our proprietary logistics capabilities. Our strategic carrier arrangements with national haulers allow us to efficiently deliver vehicles to customers throughout the United States while focusing on expanding other critical components of our business, such as the volume and selection of vehicles in our inventory. This strategy enhances the flexibility, agility and speed of our growth and reduces the capital commitments in logistics required to achieve such growth.

Customer Financing.    By partnering with many of the largest and most trusted banks in the world, including our strategic lender relationship with Chase, we arrange reliable vehicle financing for our customers while avoiding the increased risk associated with underwriting consumer debt and carrying financing receivables on our books. This low-risk, high-margin financing structure enables us to provide customers with an essential aspect of the vehicle-buying process without adding additional debt commitments to our balance sheet and operational cost and complexities to our business.

Customer Experience Team.    In addition to our in-house customer support personnel, we have partnered with a leading customer experience management provider to operate our primary call center. This strategy enables us to centralize our contact center services, ensure consistency in customer interactions, increase conversion and maximize operating efficiencies.

Relentless Focus on Data Science

Data science is at the core of everything we do, and all aspects of our business are enhanced by data analytics. In an industry that historically used intuition and basic industry-wide data to drive purchasing and pricing decisions, we are moving from intuition to algorithm. We are expanding and continuously improving our access to data, using data science and machine learning across our business to maximize efficiency. Our proprietary technology, machine learning and data analytics models continuously optimize our marketing investments and conversion funnel, fine-tune our supply, sourcing and logistics models, calibrate our vehicle pricing, streamline our reconditioning processes and optimize our overall inventory sales velocity.

Continuous Experimentation and Innovation at Scale

We strive to make key decisions based on data and testing. We continuously experiment using A/B and multivariate testing methodologies to drive conversion, innovation and improved unit economics. We test variables involved in sourcing, buying, reconditioning, and managing our inventory, and make decisions based on the data insights gained from such continuous experimentation. We integrate a full-stack statistics engine that is connected to our front-and back-end operations, enabling us to A/B test across all aspects of our business, including our marketing and conversion funnel, inventory procurement, management, refurbishment and sales processes. For example, we run testing on our pricing algorithms as a way to better understand the relationship between price point and time listed as it relates to probability of sale and profitability. We utilize A/B tests against several variables, such as size and rate of price adjustments, as a way to optimize our price adjustment curves.

National Market Penetration and Brand

Our national presence provides a significant competitive advantage versus local dealerships and regional players that lack scalable technology, operations and logistics, and are unable to take advantage of the efficiencies and lower costs of national brand advertising. We are able to deliver a superior customer experience through the breadth and diversity of our national inventory of approximately 5,000 vehicles on our platform. Consumers no longer have to settle for whatever the local dealer has on the lot or scour local peer-to-peer listings and travel to a seller’s location for a unknown, time-consuming experience. Additionally, our customers enjoy the convenience of national, at-home delivery and pick-up of vehicles. We also leverage our national marketing campaigns to efficiently increase brand awareness and attract and convert new customers at lower cost. Our brand’s national reach provides a significant advantage over local dealers who typically rely on costly local or regional advertising campaigns.

Difficult to Replicate Business Model

Our platform overcomes the unique operational and technological challenges associated with buying and selling used vehicles in an ecommerce channel. Each vehicle that we offer through our platform has a unique VIN and requires multiple touch points, including appraisal, inspection, reconditioning, photography, pricing and delivery. It requires significant funding sources to finance the acquisition of inventory, the ability to source and manage complex inventory, pricing and appraisal optimization skills, reconditioning expertise and sophisticated logistics capabilities. Given the significance of the purchase to a consumer, it also requires professional customer service and a brand that consumers can trust. These elements make our platform difficult to replicate. Our operational experience and the improvements we have made over time serve as important competitive moats. As we optimize the reconditioning process and home delivery, we benefit from years of data collected and lessons learned from having reconditioned and delivered tens of thousands of vehicles since our founding. To succeed, any new entrant to ecommerce used auto sales would require data-driven automotive expertise, ecommerce capabilities and scalable operations integrated in a single platform.

Seasoned Leadership Team and an Exceptional Culture

Our success to date has been built on a culture that reflects our values: s.p.e.e.d – obsessive customer service, unwavering commitment to progress, appreciation of our employees, high engagement, and passionate development. We maintain a deep commitment to prudent corporate governance, transparency, accountability and collaboration. The leadership team is comprised of seasoned executives who possess cross-vertical experience in the ecommerce, technology, retail and automotive sectors, and have a demonstrated track record of scaling businesses and achieving profitable growth. Building on lessons learned and experience leading digital disruption in other fields, we believe we can bring the same level of innovation to the automotive retail industry.

Our Growth Strategies and Path to Profitability

The core elements of our platform—ecommerce, vehicle operations and data science and experimentation—serve as the foundation of our growth strategies and path to profitability.

Drive Growth

Our business has grown significantly as we have scaled our operations. Our growth is not attributable to a single innovation or breakthrough, but to coalescence around multiple strategies that serve as points on our flywheel. The diversity and number of vehicles in our inventory drive demand and support expanded national marketing to enable us to acquire new customers more cost effectively, allowing us to invest back into our platform to continue to improve the customer experience, all of which drives increased conversion. This flywheel revolves, builds momentum and ultimately propels our business forward as we seek to drive disciplined growth and operating leverage.

Growth Flywheel

Grow and Optimize Vehicle Inventory

To date, the majority of our inventory has consisted of 3-5 year old vehicles that are typically low-mileage and have an average selling price of approximately $30,000. As a data driven business, we measure demand at the unique VIN level and use data analytics to inform our pricing and inventory selection. This enables us to curate an optimal inventory that matches market demand signals, driving higher conversion and sales. As we grow, we will continuously refine our inventory mix and expand our offerings across vehicle price points to serve a greater range of customers and increase our demand and conversion opportunities.

Expand Marketing and Maximize ROI

The strength of our brand and effectiveness of our advertising programs is critical to our ability to attract new customers cost effectively. Leveraging our advanced data analytics, we will continue to invest in national marketing campaigns and targeted performance marketing to identify, attract and convert new customers at lower cost. This strategy provides a significant advantage over local dealers who typically rely on costly local or regional campaigns and enables us to maximize return on our marketing spend. We also run sophisticated digital marketing across various vehicle listing sites, constantly monitoring performance and maximizing ROI with limited reliance on any one platform. Additionally, to date we have used search aggregators and social media platforms for advertising on a very limited basis, and we continuously seek new cost-efficient marketing opportunities and channels.

Deliver Exceptional Customer Experience

We believe that customer experience is fundamental to our ability to convert consumers into customers, attract new customers and ensure repeat customers. We seek to provide customers with an intuitive, trustworthy and convenient buying and selling experience, and we will continue to invest in our platform to further streamline the transaction process for our customers. We will also continue to invest in the development of our mobile experiences, including iOS and Android mobile applications, to strengthen customer engagement. We believe these investments will lead to greater consumer traffic to our platform, higher levels of customer satisfaction and increased conversion and sales.

Increase Conversion

Sales conversion drives revenue growth and is an output of the acceleration of every point on the growth flywheel. We will continue to invest in our technology framework to optimize all aspects of our conversion funnel by constantly A/B testing our web and mobile applications to ensure we are displaying the features and formats that are most likely to resonate with our customers and lead to increased sales.

Drive Profitability

Our business model benefits from network effects and significant operating leverage as it scales. We believe that improvements in our unit economics are the foundation to driving profitability and will be achieved by scaling and optimizing the following elements of our platform:

Optimize Vehicle Acquisition and Pricing

We strategically source inventory from consumers, auctions, rental car companies and dealers. We improve our ability to acquire the right vehicle at the right price through enhanced supply science across all our sourcing channels. We are expanding our national marketing efforts featuring our Sell Us Your Car® proposition to drive consumer sourcing. As a result, we expect to increase the number of vehicles we purchase from consumers, which typically generate higher gross profit per unit when sold compared to other inventory sources. In parallel, we continue to invest in data analytics and machine learning to optimize vehicle acquisition and pricing, increase sales velocity and drive profitability.

Increase Reconditioning Capacity

As we scale our business, we intend to invest in increased reconditioning capacity. In addition to achieving cost savings and operational efficiencies, we will be focused on lowering our days to sale. We will continue to employ a hybrid approach that combines the use of Vroom VRCs with geographically dispersed third-party VRCs to best meet our reconditioning needs. As a key step in this strategy, we currently have plans to build a second, state-of-the-art Vroom VRC, commencing in 2020. At the same time, we are expanding our third-party VRC locations to provide added scale with reduced lead-time and greater flexibility. As we search for additional Vroom VRC and third-party VRC locations, leveraging our data analytics and deep industry experience, we take into account a combination of factors, including proximity to customers, transportation costs, access to inbound inventory and sustainable low-cost labor. All of these initiatives are designed to lower reconditioning costs per unit, and thereby improve per unit economics while enhancing the customer experience.

Expand Value-Added Products

Every vehicle sale creates potential for multiple additional revenue streams, including fees earned on third-party vehicle financing and fees from the sale of other value-added products. As we expand our business, we believe there are substantial opportunities to increase attachment rates on our existing value-added products through training, merchandising and technology enhancements. Strategic partnerships with lenders such as Chase provide enhanced revenue streams for us, as well as offering convenience, assurance and efficiency for our customers. Introducing new types of vehicle related finance and insurance products can provide additional revenues going forward. Because we are paid fees on the value-added products we sell, our gross profit on such products is equal to the revenue we generate on such sales. In addition to expanding our offering of value-added products, in the longer term, we see a significant opportunity to provide our customers with complementary services such as entertainment and location-based services. The addition of new value-added products and services will not only increase our product offerings and profitability but will also strengthen and extend our interactions with customers.

Strategically Develop Logistics Network

We primarily use third-party carriers for our inbound and outbound vehicle transport, and are in the process of developing strategic carrier arrangements with national haulers in order to optimize our logistics network. As part of our hybrid approach, we also operate our own logistics network in select markets and intend to continually evaluate and strategically expand our proprietary logistics operations. In optimizing our logistics network, we utilize our VRCs as hubs for staging vehicles for last-mile delivery to customers and pooling points to aggregate acquired vehicles, which we expect will result in an improved delivery and pick-up experience for customers. We expect these enhanced logistics operations, combined with the expansion of strategically located VRCs, will drive lower inbound and outbound logistics costs.

Capitalize on New Product and Market Opportunities

Expand our Platform to Additional Products and Markets

We have designed and built an innovative platform with countless potential applications. We have the potential to leverage our platform for expansion into adjacent areas of technology-enabled commerce and fully deploy our technology, data analytics and business experience to take advantage of the opportunities this creates. We will have the flexibility to opportunistically pursue opportunities across markets, potentially including additional transportation and vehicle markets, global geographic markets and B-to-B business models.

Continue to Innovate on New Capabilities

Technological developments have had a significant impact on the automobile industry and are expected to continue to have an impact for the foreseeable future. Electrification and shared mobility in particular are expected to have a transformative impact on road transportation. We continuously monitor developments in autonomy, ride-hailing and ride-sharing as it relates to the overall automotive market, and we are well-positioned to expand our capabilities to participate actively as the industry evolves. As the automotive landscape develops, we will seek to capitalize on new opportunities.

Our Customer Experience

Buying a Vehicle

Our platform provides prospective purchasers of vehicles a differentiated buying experience compared to traditional auto dealers and the peer-to-peer market. This experience enables customers to easily browse our vast inventory, explore and arrange financing alternatives, select additional value-added products and schedule and coordinate the delivery of the purchased vehicle to a location of their choice.

Browsing our Inventory

Our platform provides customers the ability to browse an inventory of approximately 5,000 vehicles, including a broad selection of low mileage, high-demand vehicles, through any connected device. We give customers the ability to filter our selection of vehicles, including by make, model, mileage, color and other factors. Once a customer has selected a vehicle from our inventory, the customer can review the vehicle’s profile, which includes approximately 20 high resolution photographs of the vehicle, a description of the vehicle and its features and ownership history. The description of the vehicle includes items such as body type, description of color scheme, VIN, fuel type, drive type, engine, transmission and other features, including items such as Bluetooth connectivity, rear-view cameras and heated seats. The platform provides an enhanced vehicle purchasing experience by giving customers immediate and complete transparency with respect to the condition and features of a vehicle.

Making it Yours

Following vehicle selection, customers promptly receive a call from a member of our customer experience team. The customer experience representative is available to answer any questions and to help the customer finalize the transaction. For customers who require financing, the agent also will assist in the loan application process and will inform the customer of the terms on which their vehicle financing has been approved. Depending on the customer’s payment method and how much information the customer has previously provided online, this call can include taking a deposit, taking a down payment, collecting required identification documents, providing further details about where to mail their payment, and/or providing any applicable trade-in documents.

Selecting Value-Added Products

As the customer completes the purchase process, the customer experience representative explains the value-added product options, including extended warranty contracts, GAP insurance policies and tire and wheel insurance policies. Upon selection by the customer, we arrange for delivery of the value-added products through our network of third-party partners.

Getting it Delivered

The last step in the customer journey involves arranging for vehicle delivery. Customers select the location and timing of delivery along with any specific delivery instructions, and we arrange the delivery with our network of third-party carriers. In Orlando, Florida and Dallas, Texas, we provide Vroom last-mile delivery service, which involves delivery by a Vroom employee in one of our proprietary single-vehicle haulers. After delivery is complete, under our Vroom 7-Day Return Policy, we offer customers seven days or 250 miles to test drive their purchase and return the vehicle to us if they are not satisfied.

Our 7-day (or 250-mile) return period starts once the vehicle is delivered to a customer, or when the customer picks it up from TDA. A customer can get to know the vehicle for a full week (or until driving it 250 miles, whichever comes first). To initiate a return, a customer simply emails us at a designated e-mail address or calls us at a toll-free number. For ecommerce customers, we then pick up the vehicle free of charge and refund to the customer all amounts paid for the vehicle and any purchased value-added products, along with all fees and taxes, other than the delivery fee. For TDA customers, they return the vehicle to our retail location and receive a full refund, other than a restocking fee.

Selling a Vehicle

We are replacing the time-consuming and stressful vehicle selling process with a hassle-free experience that enables customers to sell us their vehicles quickly and efficiently using any desktop or mobile device. Customers answer a brief set of questions about their vehicle and receive a guaranteed purchase offer from Vroom. Customers who accept this offer then provide the basic documentation required (which often includes a title and mileage statement), after which Vroom provides free vehicle pick-up from the convenience of the customer’s home. We offer convenient customer payment and/or pay-off of any loans on the vehicle being sold, saving the customer time and paperwork.

Tell Us About Your Car

Customers who choose the Sell Us Your Car® proposition visit our platform and start by providing a VIN. From there, the customer confirms or updates information about the vehicle, including information such as make, model and mileage. This step generally takes only a few minutes. Customers do not need to provide photographs of the vehicle, as our data analytics tools are able to accurately appraise the value of a vehicle based on the answers provided. Unlike the peer-to-peer market or traditional dealership offers, the Vroom offer is fully guaranteed.

Get Your Appraisal and Offer

Upon receiving a customer’s application for an appraisal, we run the vehicle information through our central vehicle database in order to generate a competitive appraisal based on market demand, estimated reconditioning costs, depreciation and other factors that impact the retail and wholesale value of the vehicle. In order to offer customers the best value for their vehicle, we rely on a number of external and internal data points. Additionally, our customer experience team will provide customer assistance and answer any potential questions customers may have regarding their appraisal and the final offer made on their vehicle.

We Pick It Up, You Get Paid

After a customer has accepted our guaranteed purchase offer on their vehicle, a customer can arrange payment and at-home vehicle pick-up free of charge within days of accepting our offer. Using our network of third-party logistics operators, we arrange for vehicle pick-up from the convenience of the customer’s home. If the vehicle we are picking up is to be resold by us through our retail channel, we ship it to one of our VRCs for reconditioning; if the vehicle we are picking up is to be sold at wholesale, we ship it to the nearest wholesale auction to be sold. Once the vehicle has been picked-up, and we have received the title documentation, the customer receives payment.

Trade-in Optionality

We also give customers the option of using the value of the vehicle that they are looking to sell to us towards the purchase of a new vehicle through our platform. If a customer opts for a trade-in, we do not typically transmit any payment to the customer, and instead apply the value of the customer’s existing car towards lowering the overall amount of cash and/or financing for their new vehicle.

Our Marketing

We operate a multi-channel marketing strategy that includes both national brand and digital performance, marketing. We leverage various digital performance channels, including automotive aggregator sites, to generate demand for Vroom inventory by VIN. In these channels, we manage the national distribution footprint of each VIN by continually optimizing its forward distribution to maximize consumer demand and achieve planned conversion, sales velocity and profitability.

We also run a national brand campaign through TV and online media. Brand media drives demand with consumers who are responding to the Vroom consumer value propositions of an online purchase process, home delivery, no-haggle prices, convenient trade-in, and overall transparency.

We analyze visitor traffic and customer interaction with our platform to identify and correlate visitor behavior with sales conversion. Our analytics enables us to measure and monitor the ROI generated by our marketing placements, which we then use to optimize placement and spend across marketing channels to balance sales velocity and profitability.

Our Operations

Inventory Management

Our inventory assortment and pricing models ingest millions of data points each day as we monitor, calibrate, and adjust our inventory position to fluctuations in the national market and within our ecommerce platform, including predicted sales performance and real-time customer demand and conversion.

Inventory Planning

Using national demand and conversion data, including both Vroom historical performance and third-party sales, we establish target inventory levels by vehicle type, price point, mileage, features, and other key attributes. We seek to maintain an optimal inventory mix to produce desired profits, sales velocity, and conversion outcomes as we manage our overall gross profit and growth rates.

Inventory Procurement

We source inventory from consumers, auctions, rental car companies and dealers. As we acquire vehicles, we continuously monitor inventory levels against our overall inventory model. In sourcing vehicles, we ingest supply available for sale nationally in the wholesale market and target vehicles for purchase based on our retail criteria, target margins, expected sales velocity and consumer demand that we see on our ecommerce platform and across our network of marketing partners.

Inventory Pricing

Using recent national sales data and leveraging proprietary data analytics, we establish the likely fair market value of each distinct VIN in our inventory, making adjustments based on the unique characteristics of the vehicle. Once the vehicle is posted for sale, we monitor real-time demand, conversion, sales velocity, and profitability data across our listed inventory. Using our data analytics, we constantly evaluate a variety of variables that impact conversion and adjust pricing, if needed, within our profitability targets.

Vehicle Operations

Our systems evaluate each new unit of inventory that we acquire in real-time. We use our proprietary software to process each unit including, queuing it for transport, assessing its reconditioning needs, tracking its location, and ultimately managing the vehicle through the reconditioning process.

Inbound Logistics

Upon acquisition, each vehicle is queued for pick-up and routed to an appropriate destination.

For retail-quality units we intend to recondition and sell, we analyze the time and cost required to transport a unit to each VRC, and then select the appropriate facility based on each VRC’s current capacity and cycle time. The unit is then queued for delivery with a Vroom regional transport partner.

For units we intend to sell wholesale, we immediately queue transportation to the nearest auction site.

Our logistics algorithms are under continuous development and we expect to drive further efficiency in the near- and mid-term as we expand our national network of VRCs as well as incorporate additional inventory aggregation hubs.

Reconditioning

As newly purchased vehicles arrive at our VRCs, our proprietary reconditioning management software platform tracks every cosmetic and mechanical defect, as well as progress towards remediation, including level of effort, elapsed work time, estimated and actual costs, parts required and assigned personnel. Our reconditioning process has been lean-optimized to achieve target speed and quality metrics and reduce waste. Throughout the process, vehicle movement, queues, and cycle times are captured in real-time. Our teams measure performance against target throughput goals and a variety of additional operational metrics.

Once reconditioned, the vehicle goes through rigorous inspections and tests to comply with Vroom Reconditioning Standards. Vehicles that cannot satisfy Vroom Reconditioning Standards are flagged for wholesale disposition.

We have partnered with a leading national parts supplier to operate a large parts store within our Vroom VRC, complete with an on-site stockroom that maintains real-time availability for common parts, as well as expedited delivery for special orders.

Listing for Sale

We use proprietary software that supports full 360-degree exterior and interior views to capture high resolution pictures of each vehicle. These images are instantly transferred to our centralized cloud platform for quality control and for listing on vroom.com and third-party listing sites.

Transaction Processing

We have invested in technology and processes to streamline payment, financing, documentation and registration processes for our customers.

Payment and Financing

Customers who wish to finance a vehicle may apply for a vehicle loan on our platform. We collect a basic set of personal and financial information, which we then transmit to a network of national lending partners. As offers are returned from this collective inquiry, we then select and present an option or options for each customer. We collect the required loan stipulations—for example, we ask the customer to upload a photo of their driver’s license—and facilitate the origination of the loan.

Once we collect a deposit, our system takes the vehicle off market and seamlessly synchronizes vehicle status on vroom.com and any other third-party listing site.

Documentation

Each transaction on our platform requires supporting documentation based on the transaction type (buy, sell, financed, cash, etc.) and local, state and federal regulation.

As customers progress through the purchase and sale processes, our systems generate the required supporting documents, populate the documents with the details of the transaction, and then deliver the completed documents as electronic files. Many of these documents can then be presented to the customer, signed, stored, and transmitted electronically. Where wet ink signatures are mandated, we produce printed copies and then mail the contracts for the customer to execute.

Titling and Registration

We receive, store, and deliver the title associated with most of the vehicles we buy and with all of the vehicles we sell. We comply with local title regulations to support title transfers. In some cases, we manage the title and vehicle registration process on behalf of our customers. Given the sensitivity of titles, we monitor and control the titling process with specialized business process automation software.

Other Value-Added Products

We present customers with applicable value-added products based on the characteristics of their vehicle purchase, including vehicle age, loan-to-value ratio, vehicle price, and customer location. If, for example, we present an extended warranty option to a customer, we seamlessly integrate with national insurance underwriters such as Safeguard to calculate the cost, length, and scope of the product to offer. Because our national lending partners provide loan approvals with loan capacity to accommodate value-added products without exceeding the maximum approved amount, many customers are able to finance these value-added products along with their vehicle at a very low incremental monthly cost.

Delivery and Pickup

Upon completion of a customer’s vehicle purchase, the customer experience team contacts the customer to confirm and monitor the vehicle delivery process. Meanwhile, at the applicable VRC, the vehicle is retrieved, washed, inspected, staged and scheduled for pick-up by a national transportation provider. In some transactions, the vehicle may be dropped off at a local Vroom delivery hub where a Vroom employee completes the home delivery with a Vroom delivery truck.

Customers also can sell a vehicle to us through our platform, either as a direct transaction or as a trade-in on a vehicle purchase. Using our national logistics processes and infrastructure, we queue the customer’s vehicle for pick-up and transport to the optimal reconditioning center or to a nearby wholesale auction.

Customer Experience Team

At any point in the buying or selling process, our customers may encounter questions or challenges they are not equipped to or comfortable with resolving online. Our customer experience team provides human support to our customers in these situations. Our customer experience team handles customer questions about vehicle selection, financing, and the purchase or sale process. The team has been trained on our sale process and our core values of transparency and high customer satisfaction.

Our Technology

Technology and data science are the foundation of all of our operations and strategic decision making.

Data Science

Our team of over 40 data scientists and engineers continuously extract and analyze additional information, processing over 160 million data points daily to create models that inform purchasing, pricing and market decisions, allowing us to understand price elasticity. We adjust price as a function of overall market value trend, taking into account competitor inventory, market price fluctuations, and relative inventory advantages.

Core to our underlying technology is the real-time collection of customer and inventory data. We analyze and act on the data in real time. As our systems collect new or updated incoming data signals, those signals are immediately available to downstream systems to trigger parallel event processes. For example, we employ data science to match incoming customers with patterns we’ve identified in previous customers to enable us to score, in real-time, the new customer’s likely conversion outcome. The score is available to inform our sales teams and provide real-time performance marketing, as well as real-time reporting and analytics. Further, we monitor performance against the score to create algorithms which are continuously learning and improving.

Our technology supports multi-channel engagement with our customers, delivering consistent messaging via the web, in native apps and via email. In cases where customers need special attention outside of our ecommerce experience, we provide customer assistance via phone.

Reconditioning

Our proprietary reconditioning technology, Vendor Lanes, allows us to quickly and cost-effectively repair vehicles, enabling us to process a larger number of vehicles through our facility to keep up with demand. The step-by-step process we have in place includes all aspects of preparing a vehicle for sale, including a multi-point inspection, mechanical and body reconditioning, paint, detail, merchandising and imaging.

Our reconditioning technology is driven by years of know-how and expertise that enable us to operate facilities efficiently. For example, technology investments in lean manufacturing techniques have enabled us to produce 50% more units/day at consistent quality. We operate our facilities with various vendors specializing in each part of the repair process, allowing us to gain advantaged economics and conduct the most efficient process.

Competition

The U.S. used vehicle market is highly fragmented, with approximately 43,000 traditional franchised and independent dealerships nationwide as well as the peer-to-peer market. The players in the used vehicle market can be classified into the following segments:

•	traditional new and used car dealerships;

•	large, national car dealers, such as CarMax and AutoNation, which are expanding into online sales, including “omni-channel” offerings;

•	used car dealers or marketplaces that currently have existing ecommerce businesses or online platforms, such as Carvana;

•	the peer-to-peer market, utilizing sites such as Facebook, Craigslist.com, eBay Motors and Nextdoor.com; and

•	sales by rental car companies directly to consumers of used vehicles which were previously utilized in rental fleets, such as Hertz Car Sales and Enterprise Car Sales.

Internet and online automotive sites could change their models to sell used vehicles and compete with us, such as Google, Amazon, AutoTrader.com, Edmunds.com, KBB.com, Autobytel.com, TrueCar.com, CarGurus and Cars.com. In addition, automobile manufacturers such as General Motors, Ford and Volkswagen could change their sales models to better compete with our model through technology and infrastructure investments. While such enterprises may change their business models and endeavor to compete with us, the sale of used vehicles through ecommerce presents unique operational and technical challenges. See “Business—Our Competitive Strengths—Difficult to Replicate Business Model.”

We view our main competitors to be the traditional auto dealers, who make up the significant portion of U.S. used vehicle sales and are still operating under an outdated business model that is ripe for disruption.

Employees

As of December 31, 2019 we had approximately 800 employees. None of our employees is represented by a labor union. We consider our relationships with our employees to be good and have not experienced any interruptions of operations due to labor disagreements.

Facilities

Our corporate headquarters is located in New York, New York, and consists of approximately 22,549 square feet of space under a lease that expires in September 2024. We use these facilities for finance, legal, human resources, information technology, engineering, sales and marketing and other administrative functions. We also lease office space outside Houston, Texas, which we use to support our administrative functions, under a lease that expires in March 2024.

Additionally, we operate our Vroom VRC located outside Houston, Texas, under a lease that expires in December 2021. We use our Vroom VRC to recondition vehicles. We currently have plans to build a second, state-of-the-art Vroom VRC commencing in 2020, and are in the process of identifying a suitable location for such facility.

We also operate TDA, our sole physical retail location, outside Houston, Texas under a lease that expires in December 2021.

We believe our existing and planned facilities are sufficient for our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate our operations.

Intellectual Property

The protection of our technology and intellectual property is an important aspect of our business. We seek to protect our intellectual property rights, including our intellectual property rights in our technology, through trademark, trade secret and copyright law, as well as confidentiality agreements, procedures and other contractual commitments and other legal rights. We generally enter into confidentiality agreements and invention assignment agreements with our employees and consultants to control access to, and clarify ownership of, our proprietary information.

As of December 31, 2019, we do not own any U.S. or foreign patents and do not have any U.S. or foreign patent applications pending. As of December 31, 2019, we owned 13 registrations for our trademarks in the United States, including Vroom®, Vroom Get In®, TDA®, DealerLane®, Texas Direct® and Sell Us Your Car®. As of December 31, 2019, we held registered trademarks in Mexico and Canada for the Vroom® trademark and have several pending applications to register the Vroom® trademark in other jurisdictions. We continually review our branding strategies and technology development efforts to assess the existence, registrability, and patentability of new intellectual property.

Intellectual property laws, procedures and restrictions provide only limited protection and any of our intellectual property rights may be challenged, invalidated, circumvented, infringed or misappropriated. Further, the laws of certain countries do not protect proprietary rights to the same extent as the laws of the United States, and, therefore, in certain jurisdictions, we may be unable to protect our proprietary technology, brands, or other intellectual property.

Government Regulation

Our business is and will continue to be subject to extensive U.S. federal, state and local laws and regulations. The advertising, sale, purchase, financing and transportation of used vehicles are regulated by every state in which we operate and by the U.S. federal government. We also are subject to state laws related to titling and registration and wholesale vehicle sales, and our sale of value-added products is subject to state licensing requirements, as well as federal and state consumer protection laws. These laws can vary significantly from state to state. In addition, we are subject to regulations and laws specifically governing the internet and ecommerce the collection storage and use of personal information and other customer data. We are also subject to federal and state consumer protection laws, including the Equal Credit Opportunities Act and prohibitions again unfair or deceptive acts or practices. The federal governmental agencies that regulate our business and have the authority to enforce such regulations and laws against us include the FTC, the U.S. Department of Transportation, the U.S. Occupational Health and Safety Administration, the U.S. Department of Justice and the U.S. Federal Communications Commission. For example, the FTC has jurisdiction to investigate and enforce our compliance with certain consumer protection laws and has brought enforcement actions against auto dealers relating to a broad range of practices, including the sale and financing of value-added or add-on products. Additionally, we are subject to regulation by individual state dealer licensing authorities, state consumer protection agencies and state financial regulatory agencies. We also are subject to audit by such state regulatory authorities.

State dealer licensing authorities regulate the purchase and sale of used vehicles by dealers within their respective states. The applicability of these regulatory and legal compliance obligations to our ecommerce business is dependent on evolving interpretations of these laws and regulations and how our operations are, or are not, subject to them. We are licensed as a dealer in the State of Texas and all of our vehicle transactions are conducted under our Texas license. We believe that our activities in other states are not subject to Texas’ vehicle dealer licensing laws. State regulators in such states could, however, seek to require us to maintain a used vehicle dealer license in order to engage in activities in that state. In addition, we may elect to obtain a used vehicle dealer license in certain states to maximize operational flexibility and efficiency and invest in relationships with state regulators.

Most states regulate retail installment sales, including setting a maximum interest rate, caps on certain fees or maximum amounts financed. In addition, certain states require that retail installment sellers file a notice of intent or have a sales finance license or an installment sellers license in order to solicit or originate installment sales in that state. We have obtained a motor vehicle sales finance license in Texas, which is the state in which our vehicle sale transactions are conducted under our Texas dealer license. The financial regulatory agency in Pennsylvania determined that we need to obtain an installment seller license in order to enter into retail installment sales with residents of Pennsylvania, and, as a result, we no longer offer third-party financing to our customers in Pennsylvania. Accordingly, our customers located in Pennsylvania must obtain independent financing to the extent needed to fund any vehicle purchases on our platform. We are in the process of applying for a Pennsylvania installment seller license and expect to resume offering financing to Pennsylvania customers. In addition, we may elect to obtain sales finance or installment seller licenses in certain other states in which our customers reside in order to maximize operational flexibility and efficiency and invest in relationships with state regulators.

We currently are not conducting business in Massachusetts. Under Massachusetts law, residents may not drive a vehicle with temporary tags, which we typically provide to our customers upon delivery, inconveniencing consumers who need to register their vehicle and obtain permanent tags without being able to drive their vehicle. We are pursuing a solution that will enable us to sell vehicles in Massachusetts and provide customers with vehicle registration and permanent tags in a convenient manner.

In addition to these laws and regulations that apply specifically to the sale and financing of used vehicles, our facilities and business operations are subject to laws and regulations relating to environmental protection, occupational health and safety, and other broadly applicable business regulations. We also are subject to laws and regulations involving taxes, tariffs, privacy and data security, anti-spam, pricing, content protection, electronic contracts and communications, mobile communications, consumer protection, information-reporting requirements, unencumbered internet access to our platform, the design and operation of websites and internet neutrality. After the completion of this offering, we will also be subject to laws and regulations affecting public companies, including securities laws and exchange listing rules.

For a discussion of the various risks we face from regulation and compliance matters, see “Risk Factors—Risks Related to Our Business—We operate in a highly regulated industry and are subject to a wide range of federal, state and local laws and regulations. Failure to comply with these laws and regulations could have a material adverse effect on our business, financial condition and results of operations”; “—Failure to comply with federal, state and local laws and regulations relating to privacy, data protection and consumer protection, or the expansion of current or the enactment of new laws or regulations relating to privacy, data protection and consumer protection, as well as our actual or perceived failure to protect such information could harm our reputation and could adversely affect our business, financial condition and results of operations”; “—Government regulation of the internet and ecommerce is evolving, and unfavorable changes or failure by us to comply with these regulations could substantially harm our business, financial condition and results of operations”; and “—We are subject to risks related to online payment methods.”

Legal Proceedings

From time to time, we are subject to routine legal proceedings in the normal course of operating our business. Although the outcome of litigation is inherently difficult to predict, we are not involved in any legal proceedings that we believe could reasonably be expected to have a material adverse effect on our business, financial condition or results of operations.

MANAGEMENT

As of the date of this prospectus, we have not determined who will be our directors at the time of this offering, other than Paul J. Hennessy, who will continue to serve as our Chief Executive Officer and as a member of our board of directors. With regard to our senior management team, in addition to Mr. Hennessy, David K. Jones will continue to serve as our Chief Financial Officer and Mark E. Roszkowski will continue to serve as our Chief Revenue Officer. In subsequent amendments to this prospectus, we will identify the individuals who will be our other executive officers, if any, and directors at the time of this offering and provide the relevant disclosures regarding such individuals. The following sets forth, as of the date of this prospectus, information regarding individuals who are expected to serve as our executive officers and directors at the time of this offering.

Name	Age	Position(s)
Paul J. Hennessy	55	Chief Executive Officer, Director
David K. Jones	50	Chief Financial Officer
Mark E. Roszkowski	48	Chief Revenue Officer

Paul J. Hennessy has served as our Chief Executive Officer and as a member of our board of directors since June 2016. Mr. Hennessy has over 20 years of global ecommerce leadership experience, previously serving in several leadership roles for Booking Holdings, Inc. (“Booking Holdings”), a world leader in online travel. At Booking Holdings, he most recently served as Chief Executive Officer of Priceline.com, a leading online travel agency for finding discount rates for travel-related purchases, from April 2015 to June 2016, and as Chief Marketing Officer of Booking.com, a leading online service for booking accommodation reservations, from November 2011 to March 2015. Mr. Hennessy also currently serves on the board of directors of Shutterstock Inc. Mr. Hennessy holds a B.S. in Marketing Management from Dominican College and an M.B.A. from Long Island University. His first car was a Pontiac Catalina.

Mr. Hennessy was selected to serve on our board of directors based on his deep experience and the perspective he brings as our Chief Executive Officer, as well as his extensive prior ecommerce leadership experience, driving growth strategies and optimizing operations and marketing for profitability.

David K. Jones has served as our Chief Financial Officer since November 2018. Prior to joining Vroom, he served as Executive Vice President and Chief Financial Officer of Iconix Brand Group, Inc., a global brand management company, from July 2015 to November 2018. From May 2011 to July 2015, Mr. Jones served as Executive Vice President and Chief Financial Officer of Penske Automotive Group, an international transportation services company operating automotive and commercial truck dealerships. Mr. Jones joined Penske Automotive Group in 2003 and served in various senior management roles through May 2011. He began his career in public accounting at Andersen LLP and remained there for over a decade. Mr. Jones holds a B.B.A. in Accounting from Seton Hall University. His first car was a 1968 Pontiac GTO.

Mark E. Roszkowski has served as our Chief Revenue Officer since February 2019. Prior to joining Vroom, Mr. Roszkowski served as Executive Vice President, Global Head of Corporate Development, Strategy and Strategic Partnerships of Verizon Media, the media and online businesses division of Verizon Communications Inc., from June 2017 to January 2019. He previously served as Senior Vice President, Global Head of Corporate Development, Strategy and Strategic Partnerships of AOL Inc., a web portal and online service provider, from June 2014 through its sale to Verizon in June 2015 and subsequently until June 2017. Mr. Roszkowski holds a B.S. in Mechanical Engineering from Worcester Polytechnic Institute, an M.S. in Mechanical Engineering from the University of Rochester and an M.B.A. from Massachusetts Institute of Technology. His first car was a 1977 Chevy Nova.

Composition of our Board of Directors

Our board of directors currently consists of                directors.

After this offering, our amended and restated certificate of incorporation and amended and restated bylaws will provide that our board of directors will be divided into three classes, as nearly equal in number as possible, with the directors in each class serving for a three-year term, and one class being elected each year by our stockholders. Our current directors will be divided among the three classes as follows:

•	the Class I directors will be and their initial terms will expire at the annual meeting of stockholders to be held in ;

•	the Class II directors will be and their initial terms will expire at the annual meeting of stockholders to be held in ; and

•	the Class III directors will be and their initial terms will expire at the annual meeting of stockholders to be held in .

Each director’s term will continue until the election and qualification of his or her successor, or his or her earlier death, disqualification, resignation or removal. Any increase or decrease in the number of directors will be distributed evenly among the three classes so that each class will consist of as near an equal number of directors as possible. This classification of our board of directors may have the effect of delaying or preventing a change in control of our Company. See the section titled “Description of Capital Stock—Anti-Takeover Provisions—Classified Board of Directors.”

When considering whether directors have the experience, qualifications, attributes or skills, taken as a whole, to enable our board of directors to satisfy its oversight responsibilities effectively in light of our business and structure, the board of directors focuses primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business.

Director Independence

Prior to the consummation of this offering, our board of directors undertook a review of the independence of our directors and considered whether any director has a material relationship with us that could compromise that director’s ability to exercise independent judgment in carrying out that director’s responsibilities. Our board of directors has affirmatively determined that                 ,                  and                  are each an “independent director,” as defined under the Exchange Act and the rules of the                . In making these determinations, our board of directors considered the current and prior relationships that each director has with our Company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each director, and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”

Committees of Our Board of Directors

Our board of directors directs the management of our business and affairs, as provided by Delaware law, and conducts its business through meetings of the board of directors and standing committees. We will have a standing audit committee, nominating and corporate governance committee and compensation committee. In addition, from time to time, special committees may be established under the direction of the board of directors when necessary to address specific issues.

Audit Committee

Our audit committee will be responsible for, among other things:

•	appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm;

•	discussing with our independent registered public accounting firm their independence from management;

•	reviewing with our independent registered public accounting firm the scope and results of their audit;

•	approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

•

overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the quarterly and annual consolidated financial statements that we file with the SEC;

•	overseeing our financial and accounting controls and compliance with legal and regulatory requirements;

•	reviewing our policies on risk assessment and risk management;

•	reviewing related person transactions; and

•	establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.

Upon the consummation of this offering, our audit committee will consist of                 ,                  and                 , with                serving as chair. Rule 10A-3 of the Exchange Act and the                rules require that our audit committee have at least one independent member upon the listing of our common stock, have a majority of independent members within 90 days of the date of this prospectus and be composed entirely of independent members within one year of the date of this prospectus. Our board of directors has affirmatively determined that                 ,                  and                 each meet the definition of “independent director” for purposes of serving on the audit committee under Rule 10A-3 under the Exchange Act and the                rules. Each member of our audit committee also meets the financial literacy requirements of                listing standards. In addition, our board of directors has determined that                will qualify as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K. Our board of directors will adopt a written charter for the audit committee, which will be available on our principal corporate website at www.vroom.com substantially concurrently with the consummation of this offering. The information on any of our websites is deemed not to be incorporated in this prospectus or to be part of this prospectus.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee will be responsible for, among other things:

•	identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors;

•	evaluating the overall effectiveness of our board of directors and its committees; and

•	reviewing developments in corporate governance compliance and developing and recommending to our board of directors a set of corporate governance guidelines.

Upon the consummation of this offering, our nominating and corporate governance committee will consist of                 ,                  and                 , with                serving as chair. Our board of directors will

adopt a written charter for the nominating and corporate governance committee, which will be available on our principal corporate website at www.vroom.com substantially concurrently with the consummation of this offering. The information on any of our websites is deemed not to be incorporated in this prospectus or to be part of this prospectus.

Compensation Committee

Our compensation committee will be responsible for, among other things:

•	reviewing and approving the compensation of our directors, Chief Executive Officer and other executive officers; and

•	appointing and overseeing any compensation consultants.

Upon the consummation of this offering, our compensation committee will consist of                 ,                  and                  , with                serving as chair. Our board has determined that                 ,                  and                  meet the definition of “independent director” for purposes of serving on the compensation committee under                rules, including the heightened independence standards for members of a compensation committee, and are “non-employee directors” as defined in Rule 16b-3 of the Exchange Act. Our board of directors will adopt a written charter for the compensation committee, which will be available on our principal corporate website at www.vroom.com substantially concurrently with the consummation of this offering. The information on any of our websites is deemed not to be incorporated in this prospectus or to be part of this prospectus.

Risk Oversight

Our board of directors is responsible for overseeing our risk management process. Our board of directors focuses on our general risk management strategy, the most significant risks facing us, and oversees the implementation of risk mitigation strategies by management. Our audit committee is also responsible for discussing our policies with respect to risk assessment and risk management. Our board of directors believes its administration of its risk oversight function has not negatively affected our board of directors’ leadership structure.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is or has been an officer or employee of our company. None of our executive officers serves as a member of the board of directors or compensation committee (or other committee performing equivalent functions) of any entity that has one or more of its executive officers serving on our board of directors or compensation committee.

Code of Business Conduct and Ethics

Prior to the completion of this offering, we will adopt a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of the code will be posted on our website, www.vroom.com. In addition, we intend to post on our website all disclosures that are required by law or the                listing standards concerning any amendments to, or waivers from, any provision of the code. The information on any of our websites is deemed not to be incorporated in this prospectus or to be part of this prospectus.

EXECUTIVE COMPENSATION

This section discusses the material components of the executive compensation program for our executive officers who are named in the “Summary Compensation Table” below. In 2019, our “named executive officers”, or “NEOs”, and their positions were as follows:

•	Paul Hennessy, Chief Executive Officer and Director;

•	David Jones, Chief Financial Officer; and

•	Mark Roszkowski, Chief Revenue Officer.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of this offering may differ materially from the currently planned programs summarized in this discussion.

Summary Compensation Table

The following table sets forth information concerning the compensation of our named executive officers for the years ended December 31, 2019.

Name and Principal Position	Year	Salary ($)(2)	Bonus ($)		Stock Awards ($)(4)	Option Awards ($)(4)	Non-Equity Incentive Plan Compensation ($)(5)	Total
Paul Hennessy	2019	393,077
Chief Executive Officer, Director

David Jones	2019	500,000	375,000	(3)
Chief Financial Officer

Mark Roszkowski(1)	2019	410,192
Chief Revenue Officer

(1)	Mr. Roszkowski commenced employment as our Chief Revenue Officer on February 4, 2019.
(2)	Amounts reflect the actual base salary paid to each named executive officer in respect of 2019.
(3)

Amounts reflect (i) a sign-on bonus paid to Mr. Jones on February 8, 2019 in the amount of $250,000 and (ii) a guaranteed bonus in an amount equal to 50% of Mr. Jones’ target annual bonus, to be paid to Mr. Jones in respect of 2019 pursuant to the terms of his offer letter. Please see the sections titled “Bonus Compensation—Jones Sign-on Bonus” and “Executive Compensation Arrangements—David Jones” below for further information.

(4)

Amounts reflect the full grant-date fair value of restricted stock unit awards and options granted during 2019 computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individual. We provide information regarding the assumptions used to calculate the value of all restricted stock unit awards and option awards made to executive officers in Note          to our audited consolidated financial statements included elsewhere in this prospectus. At the time of submission of this Amendment No. 1 to Form S-1, we are unable to complete the foregoing computation of the full grant-date fair value of such awards and options though we expect such grant-date fair values will be determined in February 2020. We will include such grant-date fair value in subsequent Amendments to Form S-1.

(5)

The amounts to be paid pursuant to our 2019 Short Term Incentive Plan with respect to 2019 have yet to be determined as of the date hereof, but are expected to be determined in March 2020. Please see the section titled “Bonus Compensation—2019 Bonuses” below for further information.

Elements of the Company’s Executive Compensation Program

For the year ended December 31, 2019, the compensation for our named executive officers generally consisted of a base salary, cash bonuses and equity awards. These elements (and the amounts of compensation and benefits under each element) were selected because we believe they are necessary to help us attract and retain executive talent which is fundamental to our success.

Below is a more detailed summary of the current executive compensation program as it relates to our named executive officers.

Base Salaries

Our named executive officers receive a base salary to compensate them for the services they provide to our company. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities.

The base salaries for our named executive officers were originally established in their respective employment agreement and offer letters. Mr. Hennessy’s initial base salary for 2019 was $350,000, which was increased by the compensation committee to $400,000 effective on March 4, 2019. Messrs. Jones and Roszkowski were entitled to receive base salaries for 2019 of $500,000 and $450,000, respectively, as set forth in their offer letters described below.

The actual salaries paid to each named executive officer for 2019 are set forth in the “Summary Compensation Table” above in the column titled “Salary.”

Bonus Compensation

2019 Bonuses

From time to time our compensation committee may approve annual bonuses for our NEOs based on individual performance, company performance or as otherwise determined appropriate.

For 2019, annual bonuses were based on such factors as the compensation committee deemed appropriate, including achievement of company revenue and EBITDA targets, along with each individual NEO’s performance as it relates to his or her area of responsibility. Pursuant to his employment agreement, Mr. Hennessy was initially eligible to receive a base annual bonus of up to $325,000, or 100% of his base salary, as well as an additional “stretch” bonus of up to $325,000, or another 100% of his base salary, based on the achievement of such performance criteria as the board of directors deemed appropriate in its discretion.

Effective March 4, 2019, our compensation committee determined to amend Mr. Hennessy’s annual bonus structure such that Mr. Hennessy would be eligible to earn an annual bonus with a target amount of 200% of his base salary with respect to 2019.

Messrs. Jones and Roszkowski are eligible to participate in our 2019 Short Term Incentive Plan, or 2019 STIP, a performance-based annual incentive plan that provides cash bonuses to certain of our participating employees. The applicable 2019 STIP performance goals were recommended by members of senior management and approved by our compensation committee and board of directors. In 2019, the board of directors determined that Mr. Hennessy’s annual bonus would also be based on the achievement of the 2019 STIP performance goals.

Pursuant to the 2019 STIP, the bonus pool under the 2019 STIP may be funded based on the achievement of specified EBITDA and shipped unit targets, each weighted at 50% of the bonus pool. If the company achieved target performance the 2019 STIP bonus pool would have been funded at a level of 100% of the target payout, with the bonus pool eligible to be funded from a range of 0% to 175% of the target payout depending on achievement, as determined by our compensation committee in its discretion. Following the determination of the amount of the 2019 STIP bonus pool, members of management will then allocate a portion of the bonus pool to each department of the company, based on the department’s performance with respect to 2019.

Each 2019 STIP participant’s award under the 2019 STIP is determined as a function of the funding of the STIP bonus pool and the participant’s target bonus amount, as well as the participant’s individual performance and teamwork as evaluated by such participant’s supervisor. Each of Messrs. Jones and Roszkowski have an established target annual bonus pursuant to their respective offer letters. The 2019 target bonus amount for each of Messrs. Jones and Roszkowski was 50%, expressed as a percentage of his annual base salary. In addition, pursuant to the terms of his offer letter, Mr. Jones will receive a guaranteed bonus payment with respect to 2019 of no less than half of his 2019 target bonus amount.

We have not yet determined the achievement levels of the company performance measures with respect to 2019 bonuses for our named executive officers, but we expect that the board of directors will determine the bonus amounts to be paid to participants, including our named executive officers, in March 2020.

Jones Sign-on Bonus

Pursuant to his offer letter, Mr. Jones was paid a sign-on bonus of $250,000 in 2019 in connection with his commencement of employment with us, subject to his continued employment for 90 days following his start date. For further information on Mr. Jones’ sign-on bonus, please see “Executive Compensation Arrangements—David Jones” below.

Equity Compensation

Outstanding Equity Awards

We currently maintain an equity incentive plan, the Vroom, Inc. Second Amended & Restated 2014 Equity Incentive Plan, or the 2014 Plan, which provides for the grant of equity awards with respect to our common stock. The 2014 Plan provides our employees (including the named executive officers) and other eligible service providers the opportunity to participate in the equity appreciation of our business and incentivizes them to work towards Vroom’s long-term performance goals. We believe that such awards function as a compelling incentive and retention tool.

A total of             shares subject to options to purchase our common stock,             shares subject to restricted stock awards, and 204,000 shares subject to restricted stock unit awards granted under the 2014 Plan are currently outstanding.

As described in further detail below in the Outstanding Equity Awards at Fiscal Year End Table and related footnotes below, the following equity awards currently are held by our named executive officers: Mr. Hennessy currently holds (i) an option to purchase 675,531 shares of our common stock, which was granted to him on December 6, 2016 at an exercise price of $6.78 per share, (ii) a restricted stock unit award covering 50,000 shares of our common stock, granted December 6, 2016, and (iii) a restricted stock unit award covering 50,000 shares of our common stock, granted March 25, 2019; Mr. Jones currently holds an option to purchase 200,000 shares of our common stock, which was granted to him on February 6, 2019 and which has an exercise price of $8.42 per share; and Mr. Roszkowski currently holds an option to purchase 175,000 shares of our common stock, which was granted to him on February 6, 2019, and which has an exercise price of $8.42 per share.

Mr. Hennessy’s 2016 option grant is subject to both time-based and performance-based vesting, so long as Mr. Hennessy remains continuously employed with us through the applicable vesting dates. With respect to the time-based portion of the option, 87.5% of such time-based option has already vested. 25% of such time-based option vested on June 8, 2017, with the remainder vesting at the end of each subsequent three-month period over the following three year period such that the time-based option shall be fully vested on June 8, 2020. The performance-vesting portion of the option is scheduled to vest with respect to 50% of such performance-based option when the company’s equity value reaches $1.5 billion and the remaining 50% shall vest when the company’s equity value reaches $2 billion, as determined by our board of directors.

Mr. Hennessy’s 2016 restricted stock unit award vests on the earlier of (i) June 6, 2020 and (ii) the date of a Deemed Liquidation Event, subject to Mr. Hennessy’s continued employment through such date. For purposes of Mr. Hennessy’s 2016 restricted stock unit grant, “Deemed Liquidation Event” means, (a) a merger or consolidation in which the company is a constituent party or a subsidiary of the company is a constituent party and the company issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation (1) involving the company or a subsidiary in which the shares of capital stock of the company outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of the surviving or resulting corporation or, if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation or (2) to redomicile the company or any subsidiary of the company, or (b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the company or any subsidiary of the company of all or substantially all of the assets of the company and its subsidiaries taken as a whole or the sale or disposition (whether by merger, consolidation or otherwise) of one or more subsidiaries of the company if substantially all of the assets of the company and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the company; provided that any of the foregoing events shall not constitute a Deemed Liquidation Event if (i) the holders (voting separately) of at least a majority of the outstanding shares of the company’s Series A Preferred Stock, (ii) the holders (voting separately) of at least a majority of the outstanding shares of the company’s Series B Preferred Stock and (iii) each of (A) the holders of at least two-thirds of the outstanding shares of the company’s Series C preferred stock, voting as a single class, and (B) the holders of at least 60% of the outstanding shares of the company’s Series D Preferred Stock, voting as a single class, elect otherwise by written notice to the company at least five days prior to the effective date of such event.

Mr. Hennessy’s 2019 restricted stock unit award is scheduled to vest over a period of three years such that 50% of the restricted stock units will vest on the 18-month anniversary of the grant date and the remaining 50% will vest on the 36-month anniversary of the grant date, subject to the occurrence of a liquidity event and Mr. Hennessy’s continued employment through the applicable vesting date. For purposes of Mr. Hennessy’s 2019 restricted stock unit award, “liquidity event” means the first to occur of (i) a qualifying initial public offering of the company’s common stock and (ii) a change of control (as defined in the 2014 Plan). For the avoidance of doubt, this offering will constitute a liquidity event with respect to Mr. Hennessy’s 2019 restricted stock unit award.

Messrs. Jones and Roszkowski’s 2019 option grants are scheduled to vest over a period of four years in equal annual installments on each of the first four anniversaries of the vesting commencement date (November 12, 2018 for Mr. Jones and February 4, 2019 for Mr. Roszkowski), subject to the executive’s continued employment with us through each applicable vesting date.

Effective March 25, 2019, our board of directors determined to amend the vesting schedule of option awards under the 2014 Plan, including the options held by our named executive officers, such that, in the event that any such options are assumed or remain outstanding following the occurrence of a change of control and the participant’s employment is terminated without Cause or the participant resigns for Good Reason (each as defined below) within the 12-month period following such change of control, the then-unvested portion of the option shall fully accelerate and vest. For purposes of such option grants, (A) “Cause” is defined as: (i) the participant’s disregard of his or her duties or failure to act, where such action would be in the ordinary course of the participant’s duties, (ii) the material failure by the participant to observe Vroom policies and/or policies of affiliates of Vroom generally applicable to employees of Vroom and/or its affiliates, including, without limitation, policies relating to anti-harassment,

(iii) gross negligence or willful misconduct by the participant in the performance of his or her duties, (iv) the commission by the participant of any act of fraud, theft, financial dishonesty or self-dealing with respect to Vroom or any of its affiliates, or any felony or criminal act involving moral turpitude, (v) any breach by the participant of the provisions of any confidentiality, non-competition or non-solicitation agreement between the participant and Vroom or any of its affiliates, or any other agreement or contract with Vroom or any of its affiliates, (vi) chronic absenteeism, (vii) alcohol or other substance abuse that impairs the participant’s ability to perform his or her duties, or (viii) the commission of any violation of any state or federal law relating to the workplace environment (including, without limitation, laws relating to sexual harassment or age, sex or other prohibited discrimination) by the participant; (B) “Good Reason” is defined as any of the following events, in each case, without the participant’s consent: (i) a reduction in the participant’s base salary or a material reduction by Vroom in the kind or level of employee benefits to which the participant is entitled immediately prior to such reduction, other than a general across-the-board reduction as a result of an economic or strategic measure that affects all similarly situated employees in substantially the same proportions, (ii) a relocation of the participant’s principal place of employment by more than 30 miles from both the participant’s principal place of employment and principal residence, (iii) a material adverse change to the participant’s title, authority, reporting structure, duties or responsibilities (other than temporarily while the participant is physically or mentally incapacitated), or (iv) Vroom’s failure to obtain an agreement from any successor thereto to assume or replace (with consistent vesting and other material terms) the participant’s stock award under the 2014 Plan in the same manner and to the same extent that Vroom would be required to perform if no succession had taken place, except where such assumption occurs by operation of law; and (C) “change of control” shall mean the first to occur of any transaction (or series of related transactions involving a person or entity, or a group of affiliated persons or entities) effecting: (i) a sale, lease or other disposition of all or substantially all of the assets of Vroom, (ii) a consolidation or merger of Vroom with or into any other corporation or entity or person, or any other corporate reorganization, or (iii) a transfer of more than fifty percent (50%) of Vroom’s outstanding voting power; provided that, in the cause of any of clauses (i), (ii) or (iii), no change of control shall have occurred if the shareholders of Vroom immediately prior to such transaction(s) own at least fifty percent (50%) of the outstanding voting power of the acquiring person or entity, or group of affiliated persons or entities, or the surviving entity or its parent, as the case may be, following such transaction(s).

Other Elements of Compensation

Retirement Plans

We currently maintain a 401(k) retirement savings plan for our employees, including our named executive officers, who satisfy certain eligibility requirements. The Code allows eligible employees to defer a portion of their compensation, within prescribed limits, on a pre-tax basis through contributions to the 401(k) plan. Currently, we do not provide any matching contributions in the 401(k) plan. We do not maintain any defined benefit pension plans or deferred compensation plans for our named executive officers.

Employee Benefits and Perquisites

All of our full-time employees, including our named executive officers, are eligible to participate in our health and welfare plans, including:

•	medical, dental and vision benefits;

•	medical care flexible spending accounts and health savings accounts;

•	employee assistance program (EAP);

•	short-term and long-term disability insurance; and

•	life and accidental death & dismemberment insurance.

No tax gross-ups

We do not provide tax gross-ups to our employees, including our named executive officers.

Outstanding Equity Awards at Fiscal Year-End

The following table summarizes the number of shares of common stock underlying outstanding equity incentive plan awards for each named executive officer as of December 31, 2019.

Option Awards							Stock Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)(5)
Paul Hennessy	12/06/16	—	—		—	—	50,000	(1)	1,046,000
	12/06/16	443,317	232,214	(2)	6.78	12/06/26	—		—
	03/25/19	—	—		—	—	50,000	(3)	1,046,000
David Jones	02/06/19	50,000	150,000	(4)	8.42	02/06/29	—		—
Mark Roszkowski	02/06/19	—	175,000	(4)	8.42	02/06/29	—		—

(1)	The restricted stock units shall vest on the earlier of (i) June 6, 2020 and (ii) the date of a Deemed Liquidation Event, subject to Mr. Hennessy’s continued employment through such date.
(2)

With respect to the option, 506,548 shares are subject to time-vesting and 168,883 shares are subject to performance-vesting. 87.5% of the time-vesting portion of the option has already vested. 25% vested on June 8, 2017, with the remainder vesting at the end of each subsequent three-month period over the following three year period, such that the time-based option shall be fully vested on June 8, 2020, subject to Mr. Hennessy’s continued employment through each applicable vesting date. 50% of the performance-vesting portion of the option shall vest when the company’s equity value reaches $1.5 billion and the remainder of the performance-vesting option shall vest when the company’s equity value reaches $2 billion, subject to Mr. Hennessy’s continued employment through the applicable vesting date. If Mr. Hennessy’s employment is terminated without Cause or for Good Reason (each as defined above) within twelve months following the date of a change of control (as defined above), any unvested portion of the option will accelerate and fully vest.

(3)

The restricted stock unit award vests upon both the satisfaction of a service condition and the occurrence of a liquidity event. 50% of the restricted stock units will vest on the 18-month anniversary of the grant date and the remaining 50% will vest on the 36-month anniversary of the grant date, subject to the occurrence of a liquidity event and Mr. Hennessy’s continued employment through the applicable vesting date. If Mr. Hennessy’s employment is terminated without Cause or for Good Reason (each as defined above) within twelve months following the date of a change of control (as defined above), any unvested portion of the option will accelerate and fully vest.

(4)

The option vests over a period of four years in equal annual installments on each of the first four anniversaries of the vesting commencement date (November 12, 2018 for Mr. Jones and February 4, 2019 for Mr. Roszkowski), subject to the executive’s continued employment with us through each applicable vesting date. If the executive’s employment is terminated without Cause or for Good Reason (each as defined above) within twelve months following the date of a change of control (as defined above), any unvested portion of the option will accelerate and fully vest. 25% of the option held by Mr. Jones has already vested.

(5)

There was no public market for shares of our common stock prior to this offering. The amount reported was based on the fair market value of a share as of December 31, 2019, as determined with reference to a third-party valuation.

Executive Compensation Arrangements

Below are written descriptions of our employment arrangements with each of our named executive officers. Each of our named executive officers’ employment is “at will” and may be terminated at any time.

In connection with this offering, we intend to enter into new employment agreements with each of our named executive officers to be effective upon the consummation of this offering. The material terms of such new employment agreements have not yet been determined.

Paul Hennessy

On June 8, 2016, we entered into an employment agreement with Mr. Hennessy providing for his employment as our Chief Executive Officer (the “CEO Agreement”). The CEO Agreement provides for a three-year initial term of employment, with automatic renewal for successive one-year periods until terminated in accordance with the terms of the agreement.

Pursuant to the CEO Agreement, Mr. Hennessy was entitled to an initial annual base salary of $325,000 (which base salary has been further increased as discussed above under the section titled “Base Salaries”). The CEO Agreement also provides that Mr. Hennessy is eligible to receive an annual performance-based cash bonus of up to $325,000, as well as an additional “stretch” incentive bonus of up to $325,000, in each case based on the achievement of performance criteria established by our board of directors in its sole discretion and subject to Mr. Hennessy’s continued employment through the payment date. Effective March 4, 2019, our compensation committee determined to amend Mr. Hennessy’s annual bonus structure such that Mr. Hennessy would be eligible to earn an annual bonus with a target amount of 200% of his base salary with respect to 2019.

The CEO Agreement provides that Mr. Hennessy will be entitled to receive a stock option award under the 2014 Plan with an aggregate fair market value equal to 3% of the outstanding fully-diluted shares of the company as of June 8, 2016, as well as the right to purchase shares of the company’s common stock and Series D Preferred Stock in an aggregate amount of up to $1 million.

Pursuant to the CEO Agreement, if Mr. Hennessy’s employment is terminated by us without Cause (as defined below), then, subject to his timely execution and non-revocation of a release of claims, (i) he will be entitled to 12 months acceleration of his outstanding time-vesting equity awards and (ii) the board of directors shall use its best efforts to extend the exercise period of the stock option award provided for in the CEO Agreement for two years, provided such extension shall not be beyond the original expiration date of the option and subject to applicable registration requirements.

For purposes of the CEO Agreement, “Cause” means one or more of the following: (i) the employee’s substantial and repeated failure to perform duties as reasonably and lawfully directed by the board of directors; (ii) conduct by the employee reasonably likely to bring the company or any of its affiliates into disgrace or disrepute; (iii) the employee’s commission of any felony, crime involving moral turpitude or other act of material dishonestly, disloyalty or fraud; (iv) the employee’s breach of fiduciary duty, gross negligence or willful misconduct with respect to the company or any of its affiliates; (v) the employee’s failure in any material respect to comply with any material written policy of the company; (vi) a breach of the covenants in Sections 6, 7 or 8 of the CEO Agreement; or (vii) any other material breach of the CEO Agreement.

The CEO Agreement contains 18-month post-termination non-competition and non-solicitation of customers and employees covenants, as well as perpetual confidentiality and non-disparagement covenants.

David Jones

On October 15, 2018, we entered into an offer letter with Mr. Jones to employ him as our Chief Financial Officer, effective as of November 12, 2018 (the “CFO Offer Letter”). The CFO Offer Letter provides for an initial annual base salary of $500,000, as well as the right to receive his initial option grant, subject to the approval of our board of directors.

Pursuant to the CFO Offer Letter, Mr. Jones may be eligible to earn an annual performance-based bonus under our Incentive Bonus Plan with a target bonus amount equal to 50% of his annual base salary. For 2019, such annual bonus is guaranteed to equal at least half of his target bonus amount. In addition, the CFO Offer Letter provided for (i) a sign-on bonus of $250,000, payable on the earliest practical payroll date after the expiration of the 90-day period following Mr. Jones’ commencement of employment with the company, and (ii) an additional bonus of $150,000, subject to Mr. Jones’ continued employment with us for 15 months following the commencement of his employment and payable on the earliest practical payroll date thereafter; in each case subject to Mr. Jones’ continued employment through such applicable payment date. Notwithstanding the foregoing, if Mr. Jones’ employment with the company is terminated for Cause (as defined below) or by Mr. Jones for any reason prior to the two-year anniversary of the payment date for either bonus, Mr. Jones shall repay a prorated amount of such bonus.

Pursuant to the CFO Offer Letter, in the event we terminate Mr. Jones for any reason other than for Cause or if he resigns for Good Reason, Mr. Jones is entitled to receive a lump sum cash payment equal to the greater of (i) the amount equal to three months of his then-current base salary plus continued health benefits and (ii) the separation pay amount otherwise payable to company employees based on the company’s then in-force policy at the time of termination.

In addition to the CFO Offer Letter, Mr. Jones was required to enter into the company’s Proprietary Information and Inventions Assignment Agreement in connection with his employment, which provides that Mr. Jones will be subject to 12-month post-termination non-competition and non-solicitation of customers and employees covenants, as well as a perpetual confidentiality covenant.

For purposes of the CFO Offer Letter, “Cause” generally means the executive has: (i) committed any act constituting financial dishonesty against the company or its subsidiaries; (ii) engaged in any other act of dishonesty, fraud, intentional misrepresentation, moral turpitude, illegality or harassment which, as determined in good faith, would (A) adversely affect the business or prospective customers, suppliers, lenders and/or other third parties with whom the company does or might do business or (B) expose the company or any of its subsidiaries to a risk of civil or criminal legal damages, liabilities or penalties; (iii) engaged in or committed any misconduct, violation of the company’s written policies, including the company’s employee handbook, or committed non-performance of duty in connection with the business affairs of the company or its subsidiaries; or (iv) breached any agreement, including without limitation, the executive’s applicable offer letter and any agreement relating to non-competition, non-solicitation or confidentiality.

For purposes of the CFO Offer Letter, “Good Reason” generally means a material reduction in the executive’s salary, position, duties or responsibilities of the role.

Mark Roszkowski

On January 6, 2019, we entered into an offer letter with Mr. Roszkowski to employ him as our Chief Revenue Officer, effective as of February 4, 2019 (the “CRO Offer Letter”). The CRO Offer Letter provides for an initial annual base salary of $450,000, as well as the right to receive his initial option grant, subject to the approval of our board of directors. The CRO Offer Letter also provides that Mr. Roszkowski may be eligible to earn an annual performance-based bonus under our Incentive Bonus Plan with a target bonus amount equal to 50% of his annual base salary.

Pursuant to the CRO Offer Letter, in the event we terminate Mr. Roszkowski for any reason other than for Cause or if he resigns for Good Reason (each as defined below), Mr. Roszkowski is entitled to receive a lump sum cash payment equal to the greater of (i) the amount equal to six months of his then-current base salary plus continued health benefits and (ii) the separation pay amount otherwise payable to company employees based on the company’s then in-force policy at the time of termination.

In addition to the CRO Offer Letter, Mr. Roszkowski was required to enter into the company’s Proprietary Information and Inventions Assignment Agreement in connection with his employment, which provides that Mr. Roszkowski will be subject to 12-month post-termination non-competition and non-solicitation of customers and employees covenants, as well as a perpetual confidentiality covenant.

For purposes of the CRO Offer Letter, “Cause” has the same meaning as in the CFO Offer Letter.

For purposes of the CRO Offer Letter, “Good Reason” generally means: (i) a material reduction in the executive’s salary, position, duties or responsibilities or (ii) a relocation of the executive’s workplace that requires an increase in the executive’s commute of 35 miles or greater.

Director Compensation

Name	Stock Awards ($)(1)	Total ($)
Robert Mylod(2)

(1)

Amount reflects the full grant-date fair value of 50,000 restricted stock unit awards granted during 2019 computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individual. We provide information regarding the assumptions used to calculate the value of all stock awards made to our directors in Note          to our audited consolidated financial statements included elsewhere in this prospectus. At the time of submission of this Amendment No. 1 to Form S-1, we are unable to complete the foregoing computation of the full grant-date fair value of such awards though we expect such grant-date fair value will be determined in February 2020. We will include such grant-date fair value in subsequent Amendments to Form S-1.

(2)	As of December 31, 2019, Mr. Mylod holds 50,000 outstanding restricted stock units, none of which are vested, and 125,000 outstanding options, of which 93,750 are vested and 31,250 are unvested.

During 2019, none of our directors received any cash compensation other than the compensation paid to our employee director Mr. Hennessy in respect of his employment, as discussed above. Mr. Hennessy does not receive any additional compensation for his service on our board of directors.

On March 25, 2019 we granted Robert Mylod, Chairman of our Board of Directors, an award of 50,000 restricted stock units. The restricted stock units vest in connection with the occurrence of a liquidity event, defined as the first to occur of (i) a qualifying initial public offering of the company’s common stock at an initial public offering price equal to at least $30 per share and (ii) a change of control (within the meaning of the 2014 Plan) pursuant to which the holders of our common stock receive proceeds, including any estimated escrow, contingent or deferred amounts likely to be paid following the closing of such change of control, equal at least $30 per share (subject to adjustment in the event of any extraordinary corporate transaction). Subject to the occurrence of a liquidity event that is a qualifying initial public offering, the restricted stock units are scheduled to vest over a period of three years such that one-third of the restricted stock units will vest on the 12-month anniversary of the grant date, one-third of the restricted stock units shall vest on the 24-month anniversary of the grant date and the remaining one-third will vest on the 36-month anniversary of the grant date, so long as Mr. Mylod continues to serve through the applicable vesting date; provided that if a change of control occurs following such qualifying initial public offering but prior to the satisfaction of the time-vesting condition, such remaining unvested restricted stock units shall accelerate and vest, regardless of whether such change of control is a qualifying change of control for purposes of Mr. Mylod’s grant. In the event the liquidity event trigger is a qualifying change of control, such restricted stock units shall accelerate and vest in full, subject to Mr. Mylod’s continued service through the date of such change of control.

On December 6, 2016, we granted Mr. Mylod an award of 125,000 options to purchase our common stock at an exercise price of $6.78 per share. Such options are scheduled to vest over a period of four years in equal annual installments on each of the first four anniversaries of the vesting commencement date, or June 1, 2016, subject to Mr. Mylod’s continued service with us through each such vesting date.

On September 1, 2015, we granted Mr. Mylod an award of 49,030 shares of restricted stock. Such award is fully vested.

No other non-employee directors received equity compensation with respect to 2019.

Non-Employee Director Compensation Policy

In connection with this offering, we intend to adopt a non-employee director compensation policy that, effective upon the closing of this offering, will be applicable to each of our non-employee directors. Pursuant to this non-employee director compensation policy, we expect that each non-employee director will receive a mixture of cash and equity compensation.

Equity Plans

Equity Incentive Arrangements

Existing Equity Plan

We currently maintain our 2014 Plan, as described above. On and after the closing of this offering and following the effectiveness of the 2020 Plan, no further grants will be made under the 2014 Plan.

2020 Incentive Award Plan

In connection with the offering, we intend to adopt the 2020 Plan, subject to approval by our stockholders, under which we may grant cash and equity incentive awards to eligible service providers in order to attract, motivate and retain the talent for which we compete. The material terms of the 2020 Plan, as it is currently contemplated, are summarized below.

Eligibility and Administration

Our employees, consultants and directors, and employees, consultants and directors of our parents and subsidiaries are eligible to receive awards under the 2020 Plan. The 2020 Plan is administered by our board of directors with respect to awards to non-employee directors and by the compensation committee with respect to other participants, each of which may delegate its duties and responsibilities to committees of our directors and/or officers (referred to collectively as the plan administrator below), subject to certain limitations that may be imposed under Section 16 of the Exchange Act, and/or stock exchange rules, as applicable. The plan administrator has the authority to make all determinations and interpretations under, prescribe all forms for use with, and adopt rules for the administration of, the 2020 Plan, subject to its express terms and conditions. The plan administrator will also set the terms and conditions of all awards under the 2020 Plan, including any vesting and vesting acceleration conditions.

Limitation on Awards and Shares Available

The maximum number of shares of our common stock available for issuance under the 2020 Plan is equal to the sum of (i)             shares of our common stock, (ii) an annual increase on the first day of each year beginning in 2021 and ending in and including 2029, equal to the lesser of (A)             percent (    %) of the outstanding shares of all classes of our common stock on the last day of the immediately preceding fiscal year and (B) such lesser amount as determined by our board of directors, and (iii) any shares of our common stock subject to awards under the 2014 Plan which are forfeited or lapse unexercised and which following the effective date are not issued under the 2014 Plan; provided,

however, no more than              shares may be issued upon the exercise of incentive stock options, or ISOs. The share reserve formula under the 2020 Plan is intended to provide us with the continuing ability to grant equity awards to eligible employees, directors and consultants for the ten-year term of the 2020 Plan.

Awards granted under the 2020 Plan upon the assumption of, or in substitution for, outstanding equity awards previously granted by an entity in connection with a corporate transaction, such as a merger, combination, consolidation or acquisition of property or stock will not reduce the shares authorized for grant under the 2020 Plan. The maximum grant date fair value of awards granted to any non-employee director pursuant to the 2020 Plan during any calendar year is $            , provided that the maximum value shall be $             with respect to the calendar year in which a non-employee director commences service on our board of directors.

Awards

The 2020 Plan provides for the grant of stock options, including ISOs, and nonqualified stock options, or NSOs, restricted stock, dividend equivalents, stock payments, restricted stock units, or RSUs, other incentive awards, SARs, and cash awards. No determination has been made as to the types or amounts of awards that will be granted to certain individuals pursuant to the 2020 Plan. Certain awards under the 2020 Plan may constitute or provide for a deferral of compensation, subject to Section 409A of the Code, which may impose additional requirements on the terms and conditions of such awards. All awards under the 2020 Plan will be set forth in award agreements, which will detail all terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations. Awards other than cash awards generally will be settled in shares of our common stock, but the plan administrator may provide for cash settlement of any award. A brief description of each award type follows.

•

Stock Options.    Stock options provide for the purchase of shares of our common stock in the future at an exercise price set on the grant date. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. The exercise price of a stock option may not be less than 100% of the fair market value of the underlying share on the date of grant (or 110% in the case of ISOs granted to certain significant stockholders), except with respect to certain substitute options granted in connection with a corporate transaction. The term of a stock option may not be longer than ten years (or five years in the case of ISOs granted to certain significant stockholders).

•

SARs.    SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The exercise price of a SAR may not be less than 100% of the fair market value of the underlying share on the date of grant (except with respect to certain substitute SARs granted in connection with a corporate transaction) and the term of a SAR may not be longer than ten years.

•

Restricted Stock and RSUs.    Restricted stock is an award of nontransferable shares of our common stock that remain forfeitable unless and until specified conditions are met, and which may be subject to a purchase price. RSUs are contractual promises to deliver shares of our common stock in the future, which may also remain forfeitable unless and until specified conditions are met. Delivery of the shares underlying RSUs may be deferred under the terms of the award or at the election of the participant, if the plan administrator permits such a deferral.

•

Stock Payments, Other Incentive Awards and Cash Awards.    Stock payments are awards of fully vested shares of our common stock that may, but need not, be made in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards. Other incentive awards are awards other than those enumerated in this summary that are denominated in, linked to or derived from shares of our common stock or value metrics related to our shares, and may remain forfeitable unless and until specified conditions are met. Cash awards are cash incentive bonuses subject to performance goals.

•

Dividend Equivalents.    Dividend equivalents represent the right to receive the equivalent value of dividends paid on shares of our common stock and may be granted alone or in tandem with awards other than stock options or SARs. Dividend equivalents are credited as of dividend record dates during the period between the date an award is granted and the date such award vests, is exercised, is distributed or expires, as determined by the plan administrator.

Vesting

Vesting conditions determined by the plan administrator may apply to each award and may include continued service, performance and/or other conditions.

Certain Transactions

The plan administrator has broad discretion to take action under the 2020 Plan, as well as make adjustments to the terms and conditions of existing and future awards, to prevent the dilution or enlargement of intended benefits and facilitate necessary or desirable changes in the event of certain transactions and events affecting our common stock, such as stock dividends, stock splits, mergers, acquisitions, consolidations and other corporate transactions. In addition, in the event of certain non-reciprocal transactions with our stockholders known as “equity restructurings,” the plan administrator will make equitable adjustments to the 2020 Plan and outstanding awards. In the event of a “change in control” of the company (as defined in the 2020 Plan), to the extent that the surviving entity declines to continue, convert, assume or replace outstanding awards, then the plan administrator may provide that all such awards will terminate in exchange for cash or other consideration, or become fully vested and exercisable in connection with the transaction. Upon or in anticipation of a change in control, the plan administrator may cause any outstanding awards to terminate at a specified time in the future and give the participant the right to exercise such awards during a period of time determined by the plan administrator in its sole discretion. Individual award agreements may provide for additional accelerated vesting and payment provisions.

Foreign Participants, Claw-Back Provisions, Transferability, and Participant Payments

The plan administrator may modify award terms, establish subplans and/or adjust other terms and conditions of awards, subject to the share limits described above, in order to facilitate grants of awards subject to the laws and/or stock exchange rules of countries outside of the United States. All awards will be subject to the provisions of any claw-back policy implemented by us to the extent set forth in such claw-back policy and/or in the applicable award agreement. With limited exceptions for estate planning, domestic relations orders, certain beneficiary designations and the laws of descent and distribution, awards under the 2020 Plan are generally non-transferable, and are exercisable only by the participant. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the 2020 Plan, the plan administrator may, in its discretion, accept cash or check, provide for net withholding of shares, allow shares of our common stock that meet specified conditions to be repurchased, allow a “market sell order” or such other consideration as it deems suitable.

Plan Amendment and Termination

Our board of directors may amend or terminate the 2020 Plan at any time; however, except in connection with certain changes in our capital structure, stockholder approval will be required for any amendment that increases the number of shares available under the 2020 Plan. No award may be granted pursuant to the 2020 Plan after the tenth anniversary of the earlier of (i) the date on which our board of directors adopts the 2020 Plan and (ii) the date on which our stockholders approve the Plan.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements, discussed in the sections titled “Management” and “Executive Compensation,” the following is a description of each transaction or agreement since January 1, 2017 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeded or exceeds $120,000; and

•

any of our directors, executive officers or holders of more than 5% of our outstanding capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

Equity Financings

Series F Preferred Stock Financing

From June 2017 to November 2017, we sold an aggregate of 6,057,805 shares of our Series F preferred stock to certain investors, including General Catalyst Group VII, L.P. (“General Catalyst”) and entities affiliated with L Catterton (“Catterton”), T. Rowe Price Associates, Inc. (“T. Rowe”) and two members of our board of directors, Robert Mylod and Elie Wurtman, at a purchase price of $17.05763 per share for an aggregate purchase price of approximately $103.3 million. General Catalyst, Catterton and T.Rowe each currently hold more than 5% of our outstanding capital stock. Scott Dahnke and Michael Farello, current members of our board of directors, are affiliated with Catterton, and Adam Valkin, a current member of our board of directors, is affiliated with General Catalyst.

Series G Preferred Stock

From August 2018 to December 2018, we sold an aggregate of 8,140,020 shares of our Series G preferred stock to certain investors, including our Chief Executive Officer, Paul J. Hennessy, Auto Holdings, Inc. (“Auto Holdings”), an affiliate of AutoNation (“AutoNation”), Cascade Investment, L.L.C. (“Cascade”), General Catalyst and entities affiliated with Catterton, T. Rowe and three members of our board of directors, Robert Mylod, Ethan Benovitz and Elie Wurtman, at a purchase price of $17.95097 per share for an aggregate purchase price of approximately $146.1 million. Auto Holdings, Cascade, General Catalyst, Catterton and T. Rowe each currently hold more than 5% of our outstanding capital stock. Anand Rao, a current member of our board of directors, is affiliated with AutoNation.

Series H Preferred Stock

From November to December 2019, we sold an aggregate of 8,371,664 shares of our Series H preferred stock to certain investors, including a member of our board of directors, Robert Mylod, General Catalyst, Cascade, PICO Co-Investments V and entities affiliated with Catterton and T. Rowe, at a purchase price of $27.19305 per share for an aggregate purchase price of approximately $227.7 million. General Catalyst, Cascade, Catterton and T. Rowe each currently hold more than 5% of our outstanding capital stock. Elie Wurtman, a current member of our board of directors, is affiliated with PICO Co-Investments V.

We intend to sell an aggregate of 982,383 additional shares of our Series H preferred stock to certain investors, including Cascade, for proceeds of $26.7 million on or before January 31, 2020.

Investors’ Rights Agreement

We are party to an Eighth Amended and Restated Investors’ Rights Agreement (“IRA”) dated as of November 21, 2019, with certain holders of our capital stock, including Auto Holdings, Cascade,

General Catalyst and entities affiliated with Catterton and T. Rowe. Paul J. Hennessy, our Chief Executive Officer, and Robert Mylod, Ethan Benovitz and Elie Wurtman, three members of our board of directors, and/or certain entities affiliated with them are also parties to the IRA. Under the IRA, certain holders of our capital stock have the right to demand that we file a registration statement or request that their shares of our capital stock be covered by a registration statement that we are otherwise filing. See the section titled “Description of Capital Stock—Registration Rights” for additional information regarding these registration rights.

Right of First Refusal and Co-Sale Agreement

We are party to an Eighth Amended and Restated Right of First Refusal and Co-Sale Agreement (“ROFR Agreement”), dated as of November 21, 2019, pursuant to which we or our assignees have a right to purchase shares of our capital stock that our stockholders propose to sell to other parties. Auto Holdings, Cascade, General Catalyst and entities affiliated with Catterton and T. Rowe are parties to the ROFR Agreement. Paul Hennessy, our Chief Executive Officer, and Robert Mylod, Ethan Benovitz and Elie Wurtman, three members of our board of directors, and/or certain entities affiliated with them are also a party to the ROFR Agreement. See the section titled “Principal Stockholders” for additional information regarding beneficial ownership of our capital stock. Upon completion of this offering, the ROFR Agreement will terminate and we will not have the right to purchase shares of our capital stock that our stockholders propose to sell to other parties.

Voting Agreement

We are party to an Eighth Amended and Restated Voting Agreement (“Voting Agreement”), dated as of November 21, 2019, under which certain holders of our capital stock, including Auto Holdings, Cascade, General Catalyst and affiliates of Catterton and T. Rowe, have agreed to vote their shares of our capital stock on certain matters, including with respect to the election of directors. Paul J. Hennessy, our Chief Executive Officer, and Robert Mylod, Ethan Benovitz and Elie Wurtman, three members of our board of directors, and/or certain entities affiliated with them are also parties to the Voting Agreement. Upon completion of this offering, the Voting Agreement will terminate and none of our stockholders will have any special rights regarding the election or designation of members of our board of directors.

Promissory Notes

In September 2016, we issued certain amended and restated promissory notes to Elie Wurtman, a member of our board of directors, and two entities affiliated with Mr. Wurtman, totaling approximately $1.8 million, payable to us, as payment for the purchase price for an aggregate of 656,086 shares of common stock pursuant to the terms of restricted stock grants in 2014 and 2015. Pursuant to an amended and restated stock pledge agreement and joinder, these notes are secured by an aggregate of 848,910 shares of common stock. The promissory notes bear simple interest at the rate of 2.75% per annum until paid.

AutoNation Reconditioning Agreement

In January 2019, we entered into a vendor agreement (“Vendor Agreement”) with AutoNation, an affiliate of Auto Holdings, a holder of more than 5% of our outstanding capital stock, pursuant to which AutoNation will provide certain reconditioning and repair services of vehicles owned by us. Amounts due under the Vendor Agreement for parts supplied and services performed by AutoNation become due and payable as they accrue. The Vendor Agreement may be terminated by either party (i) upon five days’ written notice, in case of a material breach of the agreement or (ii) upon 30 days’ written notice with or without cause.

Master Services Agreement

In July 2015, we entered into a management services agreement (“MSA”) with Catterton Management Company, L.L.C. (“Catterton Management”), an affiliate of Catterton, a holder of more than 5% of our outstanding capital stock, pursuant to which Catterton Management agreed to provide consulting services on certain business and financial matters. Under the MSA, we pay Catterton Management an annual fee of $250,000 until the expiration of the MSA upon the earlier of (i) termination by mutual consent of the parties and (ii) such time that Catterton and/or its affiliates cease to be one of our stockholders. Catterton waived our fee due under the MSA for 2018 and 2019.

Employment Agreements

We have granted stock options to our executive officers and certain of our directors. See the section titled “Executive Compensation—Summary Compensation Table” for a description of these stock options.

Director and Officer Indemnification and Insurance

We are a party to indemnification agreements with our directors. In addition, our amended and restated certificate of incorporation and amended and restated bylaws will provide indemnification and advancement of expenses for our directors and officers to the fullest extent permitted by the DGCL, subject to certain limited exceptions. Prior to the consummation of this offering, we intend to enter into separate indemnification agreements with each of our executive officers. We have also purchased directors’ and officers’ liability insurance for each of our directors and executive officers. See “Description of Capital Stock—Limitations on Liability and Indemnification of Officers and Directors.”

Our Policy Regarding Related Person Transactions

Our board of directors recognizes the fact that transactions with related persons present a heightened risk of conflicts of interests (or the perception thereof). Prior to the consummation of this offering, our board of directors will adopt a written policy on transactions with related persons that is in conformity with the requirements for issuers having publicly held common stock that is listed on the                . This policy will cover any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships that meets the disclosure requirements set forth in Item 404 of Regulation S-K under the Securities Act (“Item 404”), in which we were or are to be a participant, and in which a “related person,” as defined in Item 404, had, has or will have a direct or indirect material interest, including without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person.

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock (1)(i) reflecting the Automatic Conversion and (ii) the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws immediately prior to the closing of this offering, in each case as if such event had occurred on December 31, 2019, and (2) as adjusted to give effect to this offering, for:

•	each person known by us to beneficially own more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our executive officers and directors as a group.

The number of shares beneficially owned by each stockholder as described in this prospectus is determined under rules issued by the SEC. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of common stock subject to options, warrants or other rights held by such person that are currently exercisable or will become exercisable within 60 days of                are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person. The applicable percentage ownership after this offering is based on                  shares of our common stock outstanding immediately following the completion of this offering, assuming that the underwriters will not exercise their over-allotment option and assuming the issuance of up to                  shares of common stock at the closing of this offering. Unless otherwise indicated, the address of all listed stockholders is 1375 Broadway, Floor 11, New York, NY 10018.

Each of the stockholders listed below has sole voting and investment power with respect to the shares beneficially owned by such stockholder unless noted otherwise, subject to community property laws where applicable.

	Shares of Common Stock Beneficially Owned Before This Offering		Shares of Common Stock Beneficially Owned After This Offering
Name of Beneficial Owner	Number	%	Number	%
5% Stockholders:
Entities affiliated with L Catterton(1)
General Catalyst Group VII, L.P.(2)
Certain funds and accounts advised by T. Rowe Price Associates, Inc.(3)
Auto Holdings, LLC(4)
Cascade Investment, L.L.C.(5)
Named Executive Officers and Directors:
Paul J. Hennessy(6)
David K. Jones(7)
Mark E. Roszkowski(8)
All executive officers and directors as a group ( individuals)

*	Represents beneficial ownership of less than 1%.
(1)

Consists of (i)                  shares of common stock held of record by CGP2 Zoom Holding, L.P. (“CGP2 Zoom”), (ii)                  shares of common stock held of record by CGP2 Lone Star, L.P. (“CGP2 Lone Star”) and (iii)                  shares of common stock held of record by LCGP3 Accelerator, L.P. (“LCGP3 Accelerator”). CGP2 Managers, L.L.C. is the general partner for each of CGP2 Zoom and CGP2 Lone Star. CGP3 Managers, L.L.C. is the general partner of LCGP3 Accelerator. The management of each of CGP2 Managers, L.L.C. and CGP3 Managers, L.L.C. is controlled by a managing board. J. Michael Chu and Scott A. Dahnke are the members of the managing board of each of CGP2 Managers, L.L.C. and CGP3 Managers, L.L.C. and as such could be deemed to share voting control and investment power over shares that may be deemed to be beneficially owned by the entities affiliated with L Catterton, but each disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The address of the entities and individuals mentioned in this footnote is 599 West Putnam Avenue, Greenwich, CT 06830.
(2)

Consists of                  shares of common stock held by General Catalyst Group VII, L.P. (“GCG VII”). General Catalyst GP VII, LLC (“GCGP VII”) is the general partner of General Catalyst Partners VII, L.P. (“GCP VII”), which is the general partner of GCG VII. General Catalyst Group Management Holdings, L.P. (“GCGMH”) is the manager of General Catalyst Group Management, LLC (“GCGM”), which is the manager of GCGP VII. As the Managing Members of General Catalyst Group Management Holdings GP, LLC, the general partner of GCGMH, Kenneth Chenault, Joel Cutler, David Fialkow and Hement Taneja (collectively, the “Managing Members”), share voting and dispositive power with respect to the shares held by GCG VII. Each of the Managing Members, Adam Valkin, the general partner of GCGMH, GCGMH, GCGM, GCGP VII and GCP VII may be deemed to beneficially own such shares but each disclaims beneficial ownership of such shares. Adam Valkin, a member of our board of directors, is a limited partner of GCP VII and a managing director of GCP VII. The address of the entities and individuals mentioned in this footnote is 20 University Road, Suite 450, Cambridge, MA 02138.

(3)

Consists of                  shares held by funds and accounts for which T. Rowe Price Associates, Inc. (“TRPA”) serves as investment adviser or subadviser, as applicable, with power to direct investments and/or sole power to vote the securities owned by such funds and accounts (with the exception of one advisory fund that retains its own voting authority). TRPA may be deemed to be the beneficial owner of the shares held by such funds and accounts; however, TRPA expressly disclaims that it is, in fact, the beneficial owner of such securities. TRPA is the wholly owned subsidiary of T. Rowe Price Group, Inc., which is a publicly traded financial services holding company. T. Rowe Price Investment Services, Inc. (“TRPIS”), a registered broker-dealer (and FINRA member), is a subsidiary of TRPA. TRPIS was formed primarily for the limited purpose of acting as the principal underwriter and distributor of shares of the funds in the T. Rowe Price fund family. TRPIS does not engage in underwriting or market-making activities involving individual securities. The address for these entities is 100 East Pratt Street, Baltimore, MD 21202.

(4)

Consists of                  shares of common stock held by Auto Holdings, LLC. AutoNation, Inc., a publicly traded company with securities listed on the New York Stock Exchange, is the sole member of Auto Holdings, LLC. The address for these entities is 200 SW 1st Avenue, Fort Lauderdale, FL 33301.

(5)

Consists of                  shares of common stock held by Cascade Investment, L.L.C. (“Cascade”). All shares of our common stock held by Cascade may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade. The address of Cascade is 2365 Carillon Point, Kirkland, WA 98033.

(6)	Consists of (i) shares of common stock held by Mr. Hennessy and (ii) shares of common stock subject to options held by Mr. Hennessy that are exercisable within 60 days of .
(7)	Consists of shares of common stock subject to options held by Mr. Jones that are exercisable within 60 days of .
(8)	Consists of shares of common stock subject to options held by Mr. Roszkowski that are exercisable within 60 days of .

DESCRIPTION OF CAPITAL STOCK

General

At or prior to the consummation of this offering, we will file an amended and restated certificate of incorporation and we will adopt our amended and restated bylaws. Our amended and restated certificate of incorporation will authorize capital stock consisting of:

•	shares of common stock, par value $ per share; and

•	shares of preferred stock, par value $ per share.

We are selling                  shares of common stock in this offering (                  shares if the underwriters exercise their over-allotment option to purchase additional shares of our common stock in full).

Assuming (i) the conversion of all of our preferred stock into shares of common stock and (ii) the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws, as of                 , 2020, there were                  shares of our common stock outstanding, held by                stockholders of record, and no shares of our preferred stock outstanding.

The following summary describes the material provisions of our capital stock. We urge you to read our amended and restated certificate of incorporation and our amended and restated bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part.

Certain provisions of our amended and restated certificate of incorporation and our amended and restated bylaws summarized below may be deemed to have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares of common stock.

Common Stock

Voting Rights

Holders of shares of our common stock will be entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. The holders of our common stock will not have cumulative voting rights in the election of directors.

Dividends

Holders of shares of our common stock will be entitled to receive ratably those dividends, if any, as may be declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

Liquidation

In the event of our dissolution or liquidation, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of our common stock will be entitled to share ratably in the remaining assets legally available for distribution.

Rights and Preferences

Holders of our common stock will not have preemptive, subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock will be subject to and may be adversely affected by the rights of the holders of shares of any series of our preferred stock that we may designate in the future.

Fully Paid and Nonassessable

All shares of our common stock outstanding upon consummation of this offering will be fully paid and non-assessable.

Preferred Stock

Upon the consummation of this offering and pursuant to our amended and restated certificate of incorporation that will become effective at or prior to the consummation of this offering, the total number of authorized shares of preferred stock will be                  shares. Upon the consummation of this offering, we will have no shares of preferred stock outstanding.

Under the terms of our amended and restated certificate of incorporation that will become effective immediately prior to the consummation of this offering, our board of directors is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, powers, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Additionally, the issuance of preferred stock may adversely affect the holders of our common stock by restricting dividends on the common stock, diluting the voting power of the common stock or subordinating the liquidation rights of the common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock.

Warrants

As of November 30, 2019, there were warrants to purchase up to 80,568 shares of common stock and up to 294,985 shares of the Series F preferred stock. The warrants to purchase common stock include warrants issued to AutoAmerica, Inc., with a weighted-average exercise price of $         per share. The warrants to purchase Series F preferred stock include warrants issued to Eastward Fund Management, LLC in connection with the Term Loan Facility, with a weighted-average exercise price of $         per share.

The warrant for Series F preferred stock, which will remain outstanding following the closing of this offering, will become a warrant to purchase common stock. The warrant for Series F preferred stock will expire upon the earlier of August 11, 2027 and the third anniversary of this offering.

Registration Rights

The IRA provides that certain holders of our common stock and preferred stock, including, but not limited to, certain holders of at least 5% of our capital stock and entities affiliated with certain of our directors, have certain registration rights, as set forth below. The registration rights set forth in the IRA will expire five years following the completion of this offering, or, with respect to any particular stockholder, when such stockholder is able to sell all of its shares pursuant to Rule 144 of the Securities Act during any 90-day period without regard to volume and manner of sale limitation. We will pay the registration expenses (other than underwriting discounts and commissions and certain other expenses) of the holders of the shares registered pursuant to the registrations described below.

In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include. In connection with this offering, we expect that each stockholder will agree not to sell or otherwise dispose of any securities without the prior written consent of                for a period of 180 days after the date of this prospectus, subject to certain terms and conditions and early release of certain holders in specified circumstances. See the section titled ‘‘Shares Eligible for Future Sale—Lock-Up Agreements’’ for additional information regarding such restrictions.

Demand Registration Rights

After the completion of this offering, the holders of an aggregate of                  shares of our common stock will be entitled to certain demand registration rights. At any time beginning six months after the effective date of this registration statement, the holders of at least 20% of the registrable securities then outstanding may request that we register all or a portion of their shares. Such request for registration must cover securities the aggregate offering price of which, after payment of underwriting discounts and commissions, would exceed $5,000,000. We will not be required to effect more than two registrations on Form S-1 that have been declared effective. The company has the right to defer such registration under certain circumstances.

Piggyback Registration Rights

After the completion of this offering, in the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, in connection with such offering, certain holders of our common stock will be entitled to certain piggyback registration rights allowing the holder to include its shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to (i) a registration relating solely to the sale of securities to participants in a company stock plan, (ii) a registration relating to a corporate reorganization or other transaction listed in Rule 145 under the Securities Act and (iii) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the registrable securities, the holders of these shares are entitled to notice of the registration and have the right, subject to certain limitations, to include their shares in the registration.

Form S-3 Registration Rights

After the completion of this offering, the holders of an aggregate of                  shares of our common stock will be entitled to certain Form S-3 registration rights. The holders of at least 10% of the registrable securities then outstanding can make a request that we register their shares on Form S-3 if we are qualified to file a registration statement on Form S-3 and if the reasonably anticipated aggregate offering price, after payment of underwriting discounts and commissions, would equal or exceed $1,000,000. We will not be required to effect more than two registrations on Form S-3 within any 12-month period. The company has the right to defer such registration under certain circumstances.

Forum Selection

Our amended and restated certificate of incorporation will provide that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for: (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees or stockholders to us or our stockholders; (3) any action asserting a claim against us, any director or our officers and employees arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws, or as to which the DGCL confers exclusive jurisdiction on the Court of Chancery; or (4) any action asserting a claim against us, any director or our officers or employees that is governed by the internal affairs doctrine; provided that the exclusive forum provisions will not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act, or to any claim for which the federal courts have exclusive jurisdiction.

Dividends

Declaration and payment of any dividend will be subject to the discretion of our board of directors. The time and amount of dividends will be dependent upon, among other things, our business prospects, results of operations, financial condition, cash requirements and availability, debt repayment obligations, capital expenditure needs, contractual restrictions, covenants in the agreements governing our current and future indebtedness, industry trends, the provisions of Delaware law affecting the payment of dividends and distributions to stockholders and any other factors or considerations our board of directors may regard as relevant. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business, and therefore do not anticipate declaring or paying any cash dividends on our common stock in the foreseeable future. See “Dividend Policy” and “Risk Factors—Risks Relating to this Offering and Ownership of our Common Stock—We do not intend to pay dividends on our common stock for the foreseeable future.”

Anti-Takeover Provisions

Our amended and restated certificate of incorporation and amended and restated bylaws, as they will be in effect immediately prior to the consummation of this offering, will contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor.

Classified Board of Directors

Our amended and restated certificate of incorporation will provide that our board of directors will be divided into three classes, with the number of directors in each class being as nearly equal in number as possible. The directors in each class will serve for a                -year term, one class being elected each year by our stockholders, with staggered terms. Our amended and restated certificate of incorporation will provide that directors may only be removed from our board of directors for cause by the affirmative vote of a majority of the shares entitled to vote. See “Management—Composition of our Board of Directors.” These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control of us or our management.

Stockholder Action; Special Meetings of Stockholders

Our amended and restated certificate of incorporation will provide that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, a holder controlling a majority of our capital stock would not be able to amend our amended and restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws. Further, our amended and restated bylaws provide that only the chairperson of our board of directors or a majority of our board of directors may call special meetings of our stockholders, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

In addition, our amended and restated bylaws will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting or special meeting of stockholders, including proposed nominations of candidates for election to our board of directors. Generally, in order for any matter to be “properly brought” before a meeting, the matter must be (a) specified in a notice of meeting given by or at the direction of our board of directors, (b) if not specified in a notice of meeting, otherwise brought before the meeting by our board of directors or the chairperson of the meeting, or (c) otherwise properly brought before the meeting by a stockholder present in person who (1) was a stockholder both at the time of giving the notice and at the time of the meeting, (2) is entitled to vote at the meeting, and (3) has complied with the advance notice procedures specified in the amended and restated bylaws or properly made such proposal in accordance with Rule 14a-8 under the Exchange Act and the rules and regulations thereunder, which proposal has been included in the proxy statement for the annual meeting. Further, for business to be properly brought before an annual meeting by a stockholder, the stockholder must (a) provide Timely Notice (as defined below) thereof in writing and in proper form to the secretary and (b) provide any updates or supplements to such notice at the times and in the forms required by our amended and restated bylaws. To be timely, a stockholder’s notice must be delivered to, or mailed and received at, our principal executive offices not less than 90 days nor more than 120 days prior to the one-year anniversary of the preceding year’s annual meeting; provided, however, that if the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, to be timely, notice by the stockholder must be so delivered, or mailed and received, not later than the 90th day prior to such annual meeting or, if later, the 10th day following the day on which public disclosure of the date of such annual meeting was first made (such notice within such time periods, “Timely Notice”).

Stockholders at an annual meeting or special meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a qualified stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying stockholder actions that are favored by the holders of a majority of our outstanding voting securities until the next stockholder meeting.

Amendment of Certificate of Incorporation or Bylaws

Upon consummation of this offering, our amended and restated bylaws may be amended or repealed by a majority vote of our board of directors or by the affirmative vote of two-thirds of the votes which all of our stockholders would be eligible to cast in an election of directors. The affirmative vote of a majority of our board of directors and two-thirds in voting power of the outstanding shares entitled to vote thereon would be required to amend our amended and restated certificate of incorporation.

Section 203 of the DGCL

We will be governed by the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the time of the transaction in which the person became an interested stockholder, unless:

•

the business combination or transaction which resulted in the stockholder becoming an interested stockholder was approved by the board of directors prior to the time that the stockholder became an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by directors who are also officers of the corporation and shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to the time the stockholder became an interested stockholder, the business combination was approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder and an “interested stockholder” as a person who, together with affiliates and associates, owns, or, if such person is an affiliate or associate of the corporation, within three years did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring or preventing changes in control of our company.

Limitations on Liability and Indemnification of Officers and Directors

Our amended and restated certificate of incorporation and amended and restated bylaws will provide indemnification and advancement of expenses for our directors and officers to the fullest extent permitted by the DGCL, subject to certain limited exceptions. We are a party to indemnification agreements with our directors and, prior to the consummation of this offering, we intend to enter into separate indemnification agreements with each of our executive officers. In some cases, the provisions of our indemnification agreements with our directors and executive officers may be broader than the specific indemnification provisions contained under Delaware law. In addition, as permitted by Delaware law, our amended and restated certificate of incorporation will include provisions that eliminate the personal liability of our directors for monetary damages resulting from breaches of certain fiduciary duties as a director. The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director for breach of fiduciary duties as a director. This provision does not, however, eliminate the personal liability of our directors for monetary damages resulting from: (1) breach of the director’s duty of loyalty, (2) acts or omissions not in good faith that involve intentional misconduct or knowing violation of law, (3) an unlawful payment of dividends or an unlawful stock purchase or redemption, or (4) any transaction from which the director derived an improper personal benefit.

These provisions may be held not to be enforceable for violations of the federal securities laws of the United States.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of Vroom, Inc. Pursuant to the Section 262 of the DGCL, stockholders who properly demand and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is                .

Trading Symbol and Market

We intend to apply to list our common stock on the                under the symbol “            .”

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock. Although we have applied to have our common stock listed on the                 , we cannot assure you that there will be an active public market for our common stock.

Upon the closing of this offering, we will have outstanding an aggregate of                  shares of common stock, assuming the issuance of                  shares of common stock offered by us in this offering. Of these shares, all shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement.

The remaining                  shares of common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.

Registration Rights

Pursuant to our IRA, after the completion of this offering, the holders of up to                  shares of our common stock, or certain transferees, will be entitled to certain rights with respect to the registration of the offer and sale of those shares under the Securities Act. See the section titled “Description of Capital Stock—Registration Rights” for a description of these registration rights. If the offer and sale of these shares of our common stock are registered, the shares will be freely tradable without restriction under the Securities Act, subject to the Rule 144 limitations applicable to affiliates, and a large number of shares may be sold into the public market.

Lock-Up Agreements

We, our executive officers, directors and the holders of substantially all of our outstanding stock, without the prior written consent of                 , will not, subject to certain exceptions, during the period ending 180 days after the date of this prospectus:

•

offer, sell, contract to sell, pledge, grant any option to purchase, lend or otherwise dispose of, or publicly disclose the intention to make any offer, sale, pledge or disposition of any shares of our common stock, or any options or warrants to purchase any shares of our common stock, or any securities convertible into, exchangeable for, or that represent the right to receive, shares of our common stock; or

•

engage in any hedging or other transaction or arrangement (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or other derivative transaction or instrument) which is designed to or which could reasonably be expected to lead to or result in a sale, loan, pledge or other disposition or transfer of all or a portion of the economic consequences of ownership of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, whether any transaction described above is to be settled by delivery of our common stock or such other securities, in cash or otherwise.

Upon the expiration of the lock-up period, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above. For a further description of these lock-up agreements, please see “Underwriting.”

Rule 144

Affiliate Resales of Restricted Securities

In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours, or who was an affiliate at any time during the 90 days before a sale, who has beneficially owned shares of our common stock for at least 180 days would be entitled to sell in “broker’s transactions” or certain “riskless principal transactions” or to market makers, a number of shares within any three-month period that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding; and

•	the average weekly trading volume in our common stock on the during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Affiliate resales under Rule 144 are also subject to the availability of current public information about us. In addition, if the number of shares being sold under Rule 144 by an affiliate during any three-month period exceeds 5,000 shares or has an aggregate sale price in excess of $50,000, the seller must file a notice on Form 144 with the SEC and the                concurrently with either the placing of a sale order with the broker or the execution directly with a market maker.

Non-Affiliate Resales of Restricted Securities

Under Rule 144, a person who is not an affiliate of ours at the time of sale, and has not been an affiliate at any time during the 90 days preceding a sale, and who has beneficially owned shares of our common stock for at least six months but less than a year, is entitled to sell such shares subject only to the availability of current public information about us. If such person has held our shares for at least one year, such person can resell without regard to any Rule 144 restrictions, including the 90-day public company requirement and the current public information requirement.

Non-affiliate resales are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of the registration statement of which this prospectus forms a part is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. Our affiliates can resell shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of the issuer can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements.

The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after an issuer becomes subject to the reporting requirements of the Exchange Act.

Equity Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register the offer and sale of all shares of our common stock subject to outstanding stock options and common stock issued or issuable under our 2020 Plan. As of                 , 2020, options to purchase                  shares of common stock were outstanding. We expect to file the registration statement covering shares offered pursuant to our 2020 Plan shortly after the date of this prospectus, permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market subject to compliance with the resale provisions of Rule 144.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

TO NON-U.S. HOLDERS

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of our common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the ownership and disposition of our common stock.

This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons subject to the alternative minimum tax;

•	persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors in such entities);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	persons for whom our common stock constitutes “qualified small business stock” within the meaning of Section 1202 of the Code;

•	tax-qualified retirement plans;

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds; and

•	persons subject to special tax accounting rules as a result of any item of gross income with respect to the stock being taken into account in an applicable financial statement.

If an entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section entitled, “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our common stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition.” Because we may not know the extent to which a distribution is a dividend for U.S. federal income tax purposes at the time it is made, for purposes of the withholding rules discussed below, we or the applicable withholding agent may treat the entire distribution as a dividend.

Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder of our common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

A Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	our common stock constitutes a U.S. real property interest (“USRPI”), by reason of our status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our common stock will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or other applicable documentation, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act (“FATCA”)) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of such stock on or after January 1, 2019, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

UNDERWRITING

The company and the underwriters named below will enter into an underwriting agreement with respect to the shares of common stock being offered. Subject to certain conditions, each underwriter will severally agree to purchase the number of shares indicated in the following table.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC
BofA Securities, Inc.
Total

The underwriters will commit to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional                  shares of common stock from the company to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts to be paid to the underwriters by the company. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase                  additional shares of our common stock.

Paid by the Company
	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $            per share from the initial public offering price. After the initial offering of the shares, the representative may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The company and its officers, directors, and holders of substantially all of the company’s common stock and securities convertible into or exchangeable for the company’s common stock have agreed or will agree with the underwriters, subject to certain exceptions, not to offer, sell, contract to sell, pledge, grant any option to purchase, lend or otherwise dispose of, or publicly disclose the intention to make any offer, sale, pledge or disposition of any shares of our common stock, or any options or warrants to purchase any shares of our common stock, or any securities convertible into, exchangeable for, or that represent the right to receive, shares of our common stock, engage in any hedging or other transaction or arrangement (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call operation, or combination thereof, forward, swap or other derivative transaction or instrument) which is designed to or which could reasonably be expected to lead to or result in a sale, loan, pledge or other disposition or transfer of all or a portion of the economic consequences of ownership of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of                           . This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the shares of our common stock. The initial public offering price has been negotiated between the company and the representative. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the company’s historical performance, estimates of the business potential and earnings prospects of the company, an assessment of the company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We intend to apply to list the common stock on the                under the symbol “                .”

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on                 , in the over-the-counter market or otherwise.

The company estimates that its share of the total expenses of the offering, excluding the underwriting discount, will be approximately $            .

The company has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the company and to persons and entities with relationships with the company, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the company (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the company. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

European Economic Area

In relation to each Member State of the European Economic Area (each a “Member State”), no shares of our common stock have been offered or will be offered pursuant to the offering to the public in that Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation), except that offers of shares may be made to the public in that Member State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representative for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares of our common stock shall require the company or the representative to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of common stock in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of common stock, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom

Each underwriter has represented and agreed that:

(a)

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (FSMA)) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the company; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of

Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to the offering, the Company or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

LEGAL MATTERS

The validity of the shares of our common stock offered hereby will be passed upon for us by Latham & Watkins LLP, New York, New York. Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, has acted as counsel for the underwriters in connection with certain legal matters related to this offering.

EXPERTS

The consolidated financial statements as of and for the year ended December 31, 2018 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm given, on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed with the registration statement. For further information about us and the common stock offered hereby, we refer you to the registration statement and the exhibits filed with the registration statement. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. The SEC also maintains an internet website that contains reports, proxy statements and other information about registrants, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

Upon the closing of this offering, we will be required to file periodic reports, proxy statements, and other information with the SEC pursuant to the Exchange Act. These reports, proxy statements, and other information will be available on the website of the SEC referred to above.

We also maintain a website at www.vroom.com, through which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and stockholders of Vroom, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Vroom, Inc. and its subsidiaries (the “Company”) as of December 31, 2018 and the related consolidated statements of operations, of changes in redeemable convertible preferred stock and stockholders’ deficit and of cash flows for the year then ended including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

New York, New York

December 13, 2019

We have served as the Company’s auditor since 2016.

VROOM, INC.

CONSOLIDATED BALANCE SHEET

(in thousands, except share and per share amounts)

As of December 31, 2018
ASSETS
Current Assets:
Cash and cash equivalents	$161,656
Restricted cash	1,853
Accounts receivable, net	13,207
Inventory	115,551
Prepaid expenses and other current assets	5,214

Total current assets	297,481
Property and equipment, net	7,673
Intangible assets, net	3,945
Goodwill	78,172
Other assets	5,573

Total assets	$392,844

LIABILITITES, REDEEMABLE CONVERTIBLE PREFFERED STOCK AND STOCKHOLDERS’ DEFICIT
Current Liabilities:
Accounts payable	$14,824
Accrued expenses	21,565
Vehicle floorplan	95,482
Current portion of long-term debt	8,386
Deferred revenue	6,421
Other current liabilities	5,617

Total current liabilities	152,295
Long-term debt, net of current portion	16,045
Other long-term liabilities	2,270

Total liabilities	170,610

Commitments and contingencies (Note 10)
Redeemable convertible preferred stock, $0.001 par value; 35,316,392 shares authorized; 33,412,650 shares issued and outstanding; aggregate liquidation preference of $466,796	519,100

Stockholders’ deficit:
Common stock, $0.001 par value; 46,476,600 shares authorized; 4,285,693 shares issued and outstanding	4
Additional paid-in-capital	—
Accumulated deficit	(296,870)

Total stockholders’ deficit	(296,866)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$392,844

See Notes to Consolidated Financial Statements.

VROOM, INC.

CONSOLIDATED STATEMENT OF OPERATIONS

(in thousands, except per share and per share amounts)

Year Ended December 31, 2018
Revenue:
Retail vehicle, net	$656,928
Wholesale vehicle	174,514
Product, net	19,653
Other	4,334

Total revenue	855,429
Cost of sales	794,622

Gross profit	60,807
Selling, general and administrative expenses	133,842
Depreciation and amortization	6,857

Loss from operations	(79,892)
Interest expense, net	5,378
Other income, net	(321)

Loss before provision for income taxes	(84,949)
Provision for income taxes	229

Net loss	$(85,178)

Net loss attributable to common stockholders	$(98,214)

Net loss per share attributable to common stockholders, basic and diluted	$(23.00)

Weighted-average number of shares outstanding used to compute net loss per share attributable to common stockholders, basic and diluted	4,270,389

See Notes to Consolidated Financial Statements.

VROOM, INC.

CONSOLIDATED STATEMENT OF CHANGES IN REDEEMABLE CONVERTIBLE

PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(in thousands, except share amounts)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance at January 1, 2018	25,272,630	$360,165	4,261,055	$4	$—	$(201,503)	$(201,499)
Cumulative effect of accounting change - revenue recognition	—	—	—	—	—	1,658	1,658
Stock-based compensation	—	—	—	—	1,158	—	1,158
Exercise of stock options	—	—	6,251	—	31	—	31
Vesting of restricted stock	—	—	18,387	—	—	—	—
Issuance of Series G redeemable convertible preferred stock, net of issuance costs	8,140,020	145,899	—	—	—	—	—
Accretion of redeemable convertible preferred stock	—	13,036	—	—	(1,189)	(11,847)	(13,036)
Net loss	—	—	—	—	—	(85,178)	(85,178)

Balance at December 31, 2018	33,412,650	$519,100	4,285,693	$4	$—	$(296,870)	$(296,866)

See Notes to Consolidated Financial Statements.

VROOM, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

(in thousands)

Year Ended December 31, 2018
Operating activities
Net loss	$(85,178)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	6,932
Amortization of debt issuance costs	279
Stock-based compensation expense	1,158
Loss on disposal of property and equipment	3,198
Provision for inventory obsolescence	(1,069)
Revaluation of preferred stock warrant liability	174
Changes in operating assets and liabilities:
Accounts receivable	9,049
Inventory	11,902
Prepaid expenses and other current assets	(2,916)
Other assets	(3,105)
Accounts payable	(6,527)
Accrued expenses	6,291
Deferred revenue	860
Other liabilities	(5,959)

Net cash used in operating activities	(64,911)
Investing activities
Purchase of property and equipment	(2,062)
Proceeds from the sale of property and equipment	14,850

Net cash provided by investing activities	12,788
Financing activities
Repayments of long-term debt	(5,670)
Proceeds from vehicle floorplan	648,309
Repayments of vehicle floorplan	(656,194)
Proceeds from the issuance of redeemable convertible preferred stock, net	145,899
Proceeds from exercise of stock options	31

Net cash provided by financing activities	132,375

Net increase in cash, cash equivalents and restricted cash	80,252
Cash, cash equivalents and restricted cash at the beginning of period	83,257

Cash, cash equivalents and restricted cash at the end of period	$163,509

Supplemental disclosure of cash flow information:
Cash paid for interest	$7,743

Cash paid for income taxes	$212

Supplemental disclosure of non-cash investing and financing activities:
Accretion of redeemable convertible preferred stock	$13,036

See Notes to Consolidated Financial Statements.

VROOM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2018

1. Description of Business and Basis of Presentation

Description of Business and Organization

Vroom, Inc., and its wholly owned subsidiaries (collectively “the Company”) is an innovative, end-to-end ecommerce platform that is transforming the used vehicle industry by offering a better way to buy and a better way to sell used vehicles.

In December 2015, the Company acquired Houston-based Left Gate Property Holding, LLC (d/b/a as Texas Direct Auto and herein referred to as “TDA”) which is the Company’s physical retail location.

The Company currently is organized into three reportable segments: Ecommerce, TDA, and Wholesale. The Ecommerce reportable segment represents retail sales of used vehicles through the Company’s ecommerce platform and fees earned on sales of value-added products associated with those vehicles sales. The TDA reportable segment represents retail sales of used vehicles from TDA and fees earned on sales of value-added products associated with those vehicles sales. The Wholesale reportable segment represents sales of used vehicles through wholesale auctions.

The Company was incorporated in Delaware on January 31, 2012 under the name BCM Partners III, Corp. On June 25, 2013, the Company changed its name to Auto America, Inc. and on July 9, 2015, the Company changed its name to Vroom, Inc.

Basis of Presentation

The consolidated financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and include the accounts of the Company and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenue, and expenses and related disclosures. On an ongoing basis, the Company evaluates its estimates, including, among others, those related to income taxes, the realizability of inventory, stock-based compensation, contingencies, revenue-related reserves, fair value measurements and useful lives of property and equipment and intangible assets. The Company bases its estimates on historical experience, market conditions, and on various other assumptions that are believed to be reasonable. Actual results may differ from these estimates.

Comprehensive Loss

The Company did not have any other comprehensive income or loss for year ended December 31, 2018. Accordingly, net loss and comprehensive loss are the same for the period presented.

VROOM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2018

Revenue Recognition

Revenue consists of retail used vehicle sales, wholesale used vehicle sales, fees earned on sales of value-added products to customers in connection with vehicles sales, and other revenues. Refer to Note 3 – Revenue Recognition for a discussion of the Company’s significant accounting policies related to revenue recognition.

Cost of sales

Cost of sales primarily includes the cost to acquire used vehicles, inbound transportation costs and direct and indirect reconditioning costs associated with preparing vehicles for resale. Reconditioning costs include parts, labor and third-party reconditioning costs directly attributable to the vehicle and allocated overhead costs. Cost of sales also includes any necessary adjustments to reflect vehicle inventory at the lower of cost or net realizable value.

Cash and Cash Equivalents

Cash and cash equivalents include cash deposits at financial institutions and highly liquid investments with original maturities of three months or less. Outstanding checks that are in excess of the cash balances at certain financial institutions are included in “Accounts payable” in the consolidated balance sheet and changes in these amounts are reflected in operating cash flows in the consolidated statement of cash flows.

Restricted Cash

Restricted cash includes deposits required under letter of credit agreements as explained in Note 10 – Commitments and Contingencies.

Accounts Receivable, Net

Accounts receivable, net of an allowance for doubtful accounts, includes amounts due from customers and from third-party financial institutions related to vehicle purchases. The allowance for doubtful accounts is estimated based upon historical experience, current economic conditions and other factors and is evaluated periodically. As of December 31, 2018, there was no allowance for doubtful accounts.

Inventory

Inventory consists primarily of used vehicles and parts and accessories and is stated at the lower of cost or net realizable value. Inventory cost is determined by specific identification and includes acquisition cost, direct and indirect reconditioning costs and inbound transportation expenses. Net realizable value represents the estimated selling price less costs to complete, dispose and transport the vehicles. The Company recognizes any necessary adjustments to reflect inventory at the lower of cost or net realizable value through adjustments to “Cost of sales” in the consolidated statement of operations.

VROOM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2018

Property and Equipment, Net

Property and equipment are recorded at cost less accumulated depreciation and amortization. Charges for repairs and maintenance that do not improve or extend the life of the respective assets are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are written off and any resulting gains or losses are recorded during the period.

Depreciation and amortization are calculated using the straight-line method over the following estimated useful lives of the assets:

Equipment	3 to 7 years
Furniture and fixtures	3 to 15 years
Company Vehicles	4 to 7 years
Leasehold improvements	Lesser of useful life or lease term
Internal-use software	3 to 5 years

The Company capitalizes direct costs of materials and services utilized in developing or obtaining internal-use software. The Company also capitalizes payroll and payroll-related costs for employees who are directly associated with and who devote time to the development of software products for internal use, to the extent of the time spent directly on the project. Capitalization of costs begins during the application development stage and ends when the software is available for general use. Costs incurred during the preliminary project and post-implementation stages are charged to expense as incurred.

Goodwill and Intangible Assets

Goodwill represents the excess of the consideration transferred over the fair value of the identifiable assets acquired and liabilities assumed in business combinations. Goodwill is tested for impairment annually as of October 1 or whenever events or changes in circumstances indicate that an impairment may exist.

The Company has three reporting units: Ecommerce, TDA, and Wholesale. In performing its annual goodwill impairment test, the Company first reviews qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing qualitative factors, the Company determines that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the quantitative test is unnecessary and the Company’s goodwill is not considered to be impaired. However, if based on the Company’s qualitative assessment it concludes that it is more likely than not that the fair value of the reporting unit is less than its carrying amount, or if the Company elects to bypass the optional qualitative assessment as provided for under U.S. GAAP, the Company proceeds with performing the quantitative impairment test.

No goodwill impairment was determined to exist for the year ended December 31, 2018. For the Ecommerce and Wholesale reporting units, the Company performed a qualitative assessment for its annual goodwill impairment test as of October 1, 2018. For the TDA reporting unit, the Company determined the most effective approach was to bypass the optional qualitative assessment and perform a quantitative impairment test.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2018

A quantitative goodwill impairment test requires a determination of whether the estimated fair value of a reporting unit is less than its carrying value. The Company estimates the fair value of a reporting unit using an income valuation approach. The income valuation approach is applied using the discounted cash flow method which requires (1) estimating future cash flows for a discrete projection period (2) estimating the terminal value, which reflects the remaining value that the reporting unit is expected to generate beyond the projection period and (3) discounting those amounts to present value at a discount rate which is based on a weighted average cost of capital that considers the relative risk of the cash flows. The income valuation approach requires the use of significant estimates and assumptions, which include revenue growth rates, future gross profit margins and operating expenses used to calculate projected future cash flows, determination of the weighted average cost of capital, and future economic and market conditions. The terminal value is based on an exit multiple which requires significant assumptions regarding the selection of appropriate multiples that consider relevant market trading data. The Company bases its estimates and assumptions on its knowledge of the automotive and ecommerce industries, its recent performance, its expectations of its future performance, and other assumptions it believes to be reasonable. Actual future results may differ from those estimates. The Company also makes certain judgments and assumptions in allocating shared assets and liabilities to determine the carrying values for each of its reporting units.

The Company’s intangible assets are amortized on a straight-line basis over the following estimated useful lives:

Trademarks	5 years
Technology	4 years

The Company periodically reassesses the useful lives of its definite-lived intangible assets when events or circumstances indicate that useful lives have significantly changed from the previous estimate.

Impairment of Long-Lived Assets

The Company evaluates long-lived assets, including definite-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When impairment indicators are present, the recoverability of an asset is measured by comparing the carrying value of the asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset. No impairment charges were recognized for the year ended December 31, 2018.

Vehicle Floorplan

The vehicle floorplan payable (the “Vehicle Floorplan Facility”) reflects amounts borrowed to finance the purchase of specific vehicle inventories. Portions of the Vehicle Floorplan Facility are settled on a daily basis depending on the Company’s sales and purchasing activity. The Vehicle Floorplan Facility is collateralized by vehicle inventories and certain other assets of the Company. Borrowings and repayments are presented separately and classified as financing activities within the consolidated statement of cash flows.

VROOM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2018

Income Taxes

The Company accounts for income taxes under the asset and liability method. The Company recognizes deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis, as well as for operating loss and tax credit carry forwards. The Company measures deferred tax assets and liabilities using enacted tax rates expected to apply to taxable income in the years in which the Company expects to recover or settle those temporary differences. The Company recognizes the effect of a change in tax rates on deferred tax assets and liabilities in the results of operations in the period that includes the enactment date. The Company reduces the measurement of a deferred tax asset, if necessary, by a valuation allowance if it is “more-likely-than-not” that the Company will not realize some or all of the deferred tax asset. The Company accounts for uncertain tax positions by recognizing the financial statement effects of a tax position only when, based upon technical merits, it is “more likely than not” that the position will be sustained upon examination. Potential interest and penalties associated with unrecognized tax positions are recognized in income tax expense.

Stock-Based Compensation

The Company recognizes the cost of employee services received in exchange for stock awards based on the fair value of those awards at the date of grant over the requisite service period. The Company uses the Black-Scholes-Merton (“Black-Scholes”) option pricing model to determine the fair value of its stock-based awards. Estimating the fair value of stock-based awards requires the input of subjective assumptions, including the estimated fair value of the Company’s common stock, the expected life of the options, stock price volatility, the risk-free interest rate and expected dividends. The assumptions used in the Company’s Black-Scholes option-pricing model represent management’s best estimates and involve a number of variables, uncertainties and assumptions and the application of management’s judgment, as they are inherently subjective.

Advertising

Advertising costs are expensed as incurred and are included within “Selling, general and administrative expenses” in the consolidated statement of operations. Advertising expenses were $25.6 million for the year ended December 31, 2018.

Shipping and Handling

The Company’s logistics costs related to transporting its used vehicle inventory primarily include third-party transportation fees. The portion of these costs related to inbound transportation from the point of acquisition to the relevant reconditioning facility is included in cost of sales when the related used vehicle is sold. Logistics costs not included in cost of sales are accounted for as costs to fulfil contracts with customers and are included in “Selling, general and administrative expenses” in the consolidated statement of operations and were $6.4 million for the year ended December 31, 2018.

Concentration of Credit Risk and Significant Customers

The Company’s principal financial instruments subject to potential concentration of credit risk are cash and cash equivalents and accounts receivable, which are unsecured. The Company’s cash and

VROOM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2018

cash equivalents are maintained at various large financial institutions. Deposits held with financial institutions may at times exceed the amount of insurance provided on such deposits. Generally, these deposits may be redeemed upon demand and, therefore, management believes they bear minimal risk. Concentration of credit risk with respect to accounts receivables is generally mitigated by a large customer base.

For the year ended December 31, 2018, no customer represented 10% or more of the Company’s revenues or accounts receivable.

Net Income (Loss) Per Share Attributable to Common Stockholders

Basic and diluted net income (loss) per share attributable to common stockholders is presented in conformity with the two-class method required for participating securities. Under the two-class method, net income (loss) is attributed to common stockholders and participating securities based on their participation rights. The Company considers all series of its redeemable convertible preferred stock to be participating securities. Under the two-class method, the net loss attributable to common stockholders is not allocated to the redeemable convertible preferred stock as the holders of the Company’s redeemable convertible preferred stock do not have a contractual obligation to share in the Company’s losses. Under the two-class method, basic net income (loss) per share attributable to common stockholders is computed by dividing the net income (loss) attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period. Diluted net income (loss) per share is computed by giving effect to all potentially dilutive securities outstanding for the period. For periods in which the Company reports net losses, diluted net loss per common share attributable to common stockholders is the same as basic net loss per common share attributable to common stockholders because potentially dilutive common shares are not assumed to have been issued if their effect is anti-dilutive.

The accretion of the Company’s redeemable convertible preferred stock (refer to Note 11) for the year ended December 31, 2018 has been presented as an increase to net loss to determine net loss attributable to common stockholders.

Adoption of New Accounting Standards

The Company qualifies as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and therefore intends to take advantage of certain exemptions from various public company reporting requirements, including delaying adoption of new or revised accounting standards until those standards apply to private companies. The Company has elected to use this extended transition period under the JOBS Act. The effective dates shown below reflect the election to use the extended transition period.

Accounting Standards Adopted

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU 2014-09, Revenue from Contracts with Customers (“Topic 606”), which amends the guidance on revenue recognition. Under the new standard, revenue is recognized upon transfer of control of promised goods or services to customers in an amount that reflects the consideration the entity expects to receive in exchange for those goods and services. The principles in the standard are applied using a five-step model that includes 1) identifying the contract(s) with a customer, 2) identifying the performance obligations in the

VROOM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2018

contract, 3) determining the transaction price, 4) allocating the transaction price to the performance obligations in the contract, and 5) recognizing revenue when (or as) the performance obligations are satisfied. The standard also requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The FASB also subsequently issued several amendments to the standard to clarify the guidance.

The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2018. The Company elected to early adopt Topic 606 as of January 1, 2018 utilizing the modified retrospective approach applied only to contracts not completed as of the date of adoption. The Company recognized a net decrease to accumulated deficit of $1.7 million as January 1, 2018 due to the cumulative effect of adopting Topic 606.

The cumulative effect adjustment primarily resulted from a change in revenue recognition for sales of extended warranty contracts which are provided by a third-party and are sold by the Company on a commission basis. For these products, the Company is contractually entitled to receive profit-sharing revenues based on the performance of the extended warranty contracts once a required claims period has passed. The Company previously recognized this revenue at each reporting date based on the performance of the extended warranty contracts at such date. Under Topic 606, profit sharing revenues are recognized earlier because they represent variable consideration which the Company estimates and recognizes at the time the extended warranties are sold to the end-customer.

Topic 606 also requires the Company to make additional disclosures about the amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. Refer to Note 3 – Revenue Recognition for further information on the Company’s revenue recognition accounting policies.

The following tables summarize the impacts to each financial statement line item affected by the adoption of Topic 606 as of and for the year ended December 31, 2018:

	Consolidated Balance Sheet Line Items
	December 31, 2018
	(in thousands)

Impact of Changes in Accounting Policies	As Reported	Balances without adoption of ASC Topic 606	Impact of adoption
Prepaid expenses and other current assets	$5,214	$5,090	$124
Other assets	$5,573	$1,538	$4,035
Accumulated deficit	$(296,870)	$(301,029)	$4,159

	Consolidated Statement of Operations Line Items
	Year Ended December 31, 2018
	(in thousands)

Impact of Changes in Accounting Policies	As Reported	Balances without adoption of ASC Topic 606	Impact of adoption
Revenue:
Product, net	$19,653	$17,151	$2,502
Gross profit	$60,807	$58,305	$2,502
Loss from operations	$(79,892)	$(82,394)	$2,502
Net loss	$(85,178)	$(87,680)	$2,502

VROOM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2018

In August 2016, the FASB issued new guidance, ASU 2016-15, Classification of Certain Cash Receipts and Cash Payments, which clarifies how entities should classify cash receipts and cash payments related to eight specific cash flow matters on the statement of cash flows, with the objective of reducing existing diversity in practice. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2018 and is required to be applied retrospectively. The Company early adopted the guidance on January 1, 2018 which did not have a material impact on the Company’s consolidated statement of cash flows for the year ended December 31, 2018.

In November 2016, the FASB issued new guidance, ASU 2016-18, Restricted Cash, which requires that an entity’s statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Accordingly, restricted cash and restricted cash equivalents are required to be included with cash and cash equivalents when reconciling the beginning and end of period total amounts shown on the statement of cash flows. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2018 and is required to be applied retrospectively. The Company early adopted this guidance on January 1, 2018, and made the relevant changes, which were not material, to the Company’s consolidated statement of cash flows for the year ended December 31, 2018.

In January 2017, the FASB issued new guidance, ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, which changes the definition of a business to assist entities with evaluating whether transactions should be accounted for as transfers of assets or business combinations. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2018 and is required to be applied prospectively. The Company early adopted this guidance on January 1, 2018. This guidance will be applied prospectively to business combinations and did not impact the Company’s consolidated financial statements for the year ended December 31, 2018.

In January 2017, the FASB issued new guidance, ASU 2017-04, Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, which simplifies the subsequent measurement of goodwill by eliminating the second step of the goodwill impairment test. Under the new guidance, an entity performs its annual or interim goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount and recognizes an impairment charge, if applicable, for the amount by which the carrying amount exceeds the reporting unit’s fair value. The impairment charge recognized should not exceed the total amount of goodwill allocated to the reporting unit. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2020 and is required to be applied prospectively. The Company early adopted this guidance on January 1, 2018. The adoption of this guidance did not impact the Company’s consolidated financial statements for the year ended December 31, 2018.

Accounting Standards Issued But Not Yet Adopted

In June 2016, the FASB issued ASU 2016-13, Financial instruments, Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which amends the guidance on the impairment of financial instruments by requiring measurement and recognition of expected credit losses for most financial assets, including trade receivables, and other instruments that are not measured at fair value through net income. The guidance is effective for financial statements issued for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2021. The Company is currently evaluating the impact of adopting this guidance on its consolidated financial statements and related disclosures.

VROOM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2018

In February 2016, the FASB issued, ASU 2016-02, Leases (Topic 842), which amends the accounting guidance on leases. The new standard requires a lessee to recognize right-of-use assets and lease obligations on the balance sheet for leases with terms greater than 12 months. Leases are classified as either operating or finance, with classification affecting the pattern of expense recognition in the statement of operations. The FASB also subsequently issued amendments to the standard to provide additional practical expedients and an additional transition method option. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2019.

In connection with its implementation process, the Company is currently assessing its lease arrangements and evaluating accounting policy elections, including its method of transition and use of practical expedients available under Topic 842. The Company currently anticipates that it will adopt Topic 842 using the optional transition method that allows entities to initially apply the new standard at the adoption date with no restatement of comparative periods and recognize a cumulative effect adjustment, if applicable, to the opening balance of retained earnings in the period of adoption. The new standard provides various optional practical expedients for transition. The Company currently anticipates it will elect the “package of practical expedients” for transition which permits the Company not to reassess its prior conclusions under the new standard regarding whether a contract is or contains a lease, lease classification and initial direct costs. The Company does not currently expect to elect the use-of-hindsight transition practical expedient for determining lease terms.

The Company currently anticipates that Topic 842 will result in a significant increase in assets and liabilities on its consolidated balance sheet for the Company’s real estate operating leases, and to a lesser extent its other operating leases, with an immaterial impact on its consolidated statement of operations and consolidated statement of cash flows. Topic 842 will also require new disclosures about the Company’s leasing activities.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement, related to updated requirements over the disclosures of fair value measurements. Under ASU 2018-13, certain disclosure requirements for fair value measurements will be eliminated, modified or added to facilitate better disclosure regarding recurring and non-recurring fair value measurements. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2019, with some amendments applied prospectively, some applied retrospectively. The Company is currently evaluating the impact of adopting this guidance on its consolidated financial statements and related disclosures.

In August 2018, the FASB issued ASU 2018-15, Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract. The intent of this new guidance is to align the requirements for capitalizing implementation costs incurred in a cloud computing arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software as defined in ASC 350-40. Under ASU 2018-15, the capitalized implementation costs related to a cloud computing arrangement will be amortized over the term of the arrangement and all capitalized implementation amounts will be required to be presented in the same line items of the financial statements as the related hosting fees. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2020. The Company is currently evaluating the impact of adopting this guidance on its consolidated financial statements and related disclosures.

VROOM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2018

3. Revenue Recognition

The Company recognizes revenue upon transfer of control of goods or services to customers, in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The Company may collect sales taxes and other taxes from customers on behalf of governmental authorities at the time of sale as required. These taxes are accounted for on a net basis and are not included in revenues or cost of sales.

The Company’s revenue is disaggregated within the consolidated statement of operations and is generated from customers throughout the United States. The Company recognizes revenue at a point in time as described below.

Retail Vehicle Revenue

The Company sells used vehicles to its retail customers through its ecommerce platform and TDA retail location. The transaction price for used vehicles is a fixed amount as set forth within the customer contract at the time of sale. Customers frequently trade-in their existing vehicle to apply toward the transaction price of a used vehicle. Trade-in vehicles represent non-cash consideration which the Company measures at fair value based on external and internal market data for each specific vehicle. The Company satisfies its performance obligation and recognizes revenue for used vehicle sales generally at a point in time when the vehicles are delivered to the customer for ecommerce sales or picked up by the customer for TDA sales. The revenue recognized by the Company includes the agreed upon transaction price, including any delivery charges stated within the customer contract. Revenue excludes any sales taxes, title and registration fees, and other government fees that are collected from customers.

The Company receives payment for used vehicle sales directly from the customer at the time of sale or from third-party financial institutions within a short period of time following the sale if the customer obtains financing. Payments received prior to delivery or pick-up of used vehicles are recorded as “Deferred revenue” within the consolidated balance sheet.

The Company offers a return policy for used vehicle sales and establishes a provision for estimated returns based on historical information and current trends. The reserve for estimated returns is presented gross on the consolidated balance sheet, with an asset recorded in “Prepaid expenses and other current assets” and a refund liability recorded in “Other current liabilities.”

Wholesale Vehicle Revenue

The Company sells vehicles that do not meet its retail sales criteria through third-party wholesale auctions. Vehicles sold at auction are acquired from customers who trade-in their vehicles when making a purchase from the Company and also from customers who sell their vehicles to the Company in direct-buy transactions. The transaction price for wholesale vehicles is a fixed amount that is determined at the auction. The Company satisfies it performance obligation and recognizes revenue for wholesale vehicle sales at a point in time when the vehicle is sold at auction. The transaction price is typically due and collected within a short period of time following the vehicle sales.

Product Revenue

The Company’s product revenue consists of fees earned on selling extended warranty contracts, guaranteed asset protection (“GAP”) insurance policies and tire and wheel insurance policies. The

VROOM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2018

Company sells these products pursuant to arrangements with the third parties that provide these products and are responsible for their fulfillment. The Company concluded that it is an agent for these transactions because it does not control the products before they are transferred to the customer. The Company recognizes product revenues on a net basis when the customer enters into an arrangement for the products, which is typically at the time of a used vehicle sale.

Customers may enter into a retail installment sales contract to finance the purchase of used vehicles. The Company sells these contracts on a non-recourse basis to various financial institutions. The Company receives a fee from the financial institution based on the difference between the interest rate charged to the customer that purchased the used vehicle and the interest rate set by the financial institution. These fees are recognized upon sale and assignment of the installment sales contract to the financial institution.

A portion of the fees earned on these products is subject to chargebacks in the event of early termination, default, or prepayment of the contracts by end-customers. The Company’s exposure for these events is limited to the fees that it receives. An estimated refund liability for chargebacks against the revenue recognized from sales of these products is recorded in the period in which the related revenue is recognized and is based primarily on the Company’s historical chargeback experience. The Company updates its estimates at each reporting date. As of December 31, 2018, the Company’s reserve for chargebacks was $1.7 million of which $1.3 million and $0.4 million are included within “Accrued expenses” and “Other long-term liabilities”, respectively, within the consolidated balance sheet.

The Company also is contractually entitled to receive profit-sharing revenues based on the performance of the extended warranty insurance policies once a required claims period has passed. The Company recognizes profit-sharing revenues to the extent it is probable that it will not result in a significant revenue reversal. The Company estimates the revenue based on historical claims and cancellation data from its customers, as well as other qualitative assumptions. The Company reassesses the estimate at each reporting period with any changes reflected as an adjustment to revenues in the period identified. As of December 31, 2018, the Company had recognized $4.2 million related to cumulative profit-sharing payments to which it expects to be entitled, of which $0.1 million and $4.1 million are included within “Prepaid expenses and other current assets” and “Other assets”, respectively, within the consolidated balance sheet.

Other Revenue

Other revenue primarily consists of labor and parts revenue earned by the Company for vehicle repair services at TDA.

Contract Costs

The Company has elected, as a practical expedient, to expense sales commissions when incurred because the amortization period would have been less than one year. These costs are recorded within “Selling general and administrative expenses” in the consolidated statement of operations.

VROOM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2018

4. Inventory

Inventory consisted of the following as of December 31, 2018:

December 31, 2018
(in thousands)
Vehicles	$115,213
Parts and accessories	338

Total inventory	$115,551

As of December 31, 2018, “Inventory” includes an adjustment of $3.6 million to record inventory at the lower of cost or net realizable value.

5. Property and Equipment, Net

Property and equipment, net consisted of the following as of December 31, 2018:

December 31, 2018
(in thousands)
Equipment	$866
Furniture and fixtures	1,837
Company vehicles	1,494
Leasehold improvements	7,297
Software	1,460
Other	1,982

14,936
Accumulated depreciation and amortization	(7,263)

Property and equipment, net	$7,673

Depreciation and amortization expense was $3.5 million for the year ended December 31, 2018, of which $0.1 million is included within “Cost of sales” in the consolidated statement of operations.

6. Goodwill and Intangible Assets

The carrying amount of the Company’s goodwill was $78.2 million as of January 1, 2018 and December 31, 2018, of which $72.2 million, $4.2 million and $1.8 million is allocated to the Ecommerce, TDA, and Wholesale reportable segments, respectively. There were no changes in the carrying amount of the Company’s goodwill for the year ended December 31, 2018 and there have been no accumulated impairment charges.

VROOM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2018

The Company’s intangible assets consisted of the following as of December 31, 2018:

	December 31, 2018
	(in thousands)
	Gross Carrying Value	Accumulated Amortization	Carrying Value
Trademarks	$2,490	$(1,481)	$1,009
Technology	11,500	(8,686)	2,814
Other	252	(130)	122

Total intangible assets	$14,242	$(10,297)	$3,945

Amortization expense for intangible assets was $3.4 million for the year ended December 31, 2018.

The estimated amortization expense for intangible assets subsequent to December 31, 2018 consists of the following:

Year Ending December 31:
(in thousands)
2019	$3,364
2020	540
2021	41

$3,945

7. Accrued Expenses and Other Current Liabilities

The Company’s accrued expenses consisted of the following as of December 31, 2018:

December 31, 2018
(in thousands)
Accrued marketing expenses	$ 4,083
Vehicle related expenses	4,015
Sales taxes	2,049
Accrued compensation and benefits	2,877
Accrued professional services	1,955
Lease exit costs	1,375
Other	5,211

Total accrued expenses	$21,565

During the year ended December 31, 2018, the Company recorded lease exit costs of $2.6 million related to certain cost saving initiatives, which are recorded within “Selling, general and administrative expenses” in the consolidated statement of operations. As of December 31, 2018, $1.4 million of the associated liability is classified within “Accrued expenses” in the consolidated balance sheet and $1.2 million is classified within “Other long-term liabilities” in the consolidated balance sheet.

VROOM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2018

The Company’s other current liabilities consisted of the following as of December 31, 2018:

December 31, 2018
(in thousands)
Vehicle payable	$4,799
Other	818

Total other current liabilities	$5,617

8. Vehicle Floorplan

In April 2016, and as subsequently amended, the Company entered into a vehicle floorplan (the “Vehicle Floorplan Facility”) with Ally Bank and Ally Financial. The Vehicle Floorplan Facility consists of a revolving line of credit with a borrowing capacity of $117.0 million which can be used to finance the Company’s vehicle inventory. The Company’s ability to request and obtain borrowings under the Vehicle Floorplan Facility can be terminated at the lender’s discretion upon the lender providing sixty calendar days prior written notice. Outstanding borrowings related to the Vehicle Floorplan Facility are due on demand or as the vehicles financed are sold. The Vehicle Floorplan Facility is collateralized by the Company’s vehicle inventory and certain other assets of the Company and includes two affirmative covenants which require the Company to maintain a certain level of equity in the vehicles that are financed and to maintain at least 10% of the outstanding borrowings in cash and cash equivalents. As of December 31, 2018, the Company is in compliance with all covenants related to the Vehicle Floorplan Facility.

The Vehicle Floorplan Facility currently bears interest at a rate equal to the 1-Month LIBOR rate applicable in the immediately preceding month plus a spread of 425 basis points and is payable on a monthly basis. The weighted average interest rate on the Vehicle Floorplan Facility borrowings was 6.56% as of December 31, 2018. In connection with the Vehicle Floorplan Facility, the Company entered into a Credit Balance Agreement with Ally Bank and Ally Financial that permits the Company to deposit cash with the bank for the purpose of reducing the amount of interest payable for borrowings. For the year ended December 31, 2018, the Company incurred $4.7 million of interest expense under the Vehicle Floorplan Facility and received $2.9 million of interest credits under the Credit Balance Agreement, of which the net amount of $1.8 million is recorded within “Interest expense, net” in the consolidated statement of operations.

As of December 31, 2018, the outstanding balance on the Vehicle Floorplan Facility was $95.5 million.

If the Company is unable to maintain its existing Vehicle Floorplan Facility on favorable terms or at all, or if it is terminated or expires and is not renewed with the Company’s existing third-party lender or the Company is unable to find a satisfactory replacement, the Company’s inventory supply may decline, resulting in fewer vehicles available for sale on the Company’s website. This could negatively impact the Company’s business, financial condition and results of operations.

VROOM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2018

9. Long-Term Debt

Long-term debt consisted of the following as of December 31, 2018:

December 31, 2018
(in thousands)
Term loan credit facility	$25,000
Other	129

Total debt	25,129
Less: current portion	(8,386)
Less: unamortized debt issuance costs	(698)

Total long-term debt, net	$16,045

Scheduled maturities of debt are as follows:

Year Ending December 31,
(in thousands)
2019	$8,386
2020	10,053
2021	6,690

Total	$25,129

Term Loan Credit Facility

On August 11, 2017 (the “Closing Date”), the Company entered into a Loan and Security Agreement with Eastward Fund Management, LLC for a term loan credit facility in an aggregate principal amount of up to $50.0 million (the “Term Loan Facility”). On the Closing Date, the Company borrowed $25.0 million of principal and paid a $0.5 million facility fee to the lender and certain other issuance costs that were deducted from the proceeds.

The Term Loan Facility provided that 1) the Company may request additional borrowings up to $12.5 million, in at least $5.0 million increments, during the three month period commencing 180 days after the Closing Date (the “First Draw Period Advances”) and 2) the Company may request additional borrowings up to $12.5 million, in at least $5.0 million increments, during the three month period commencing on the expiration of the First Draw Period Advances (the “Second Draw Period Advances”). As of December 31, 2018, the Company has not requested additional borrowings and the First Draw Period Advances and Second Draw Period Advances have expired.

The Term Loan Facility, which is subordinate to the Vehicle Floorplan Facility, is collateralized by substantially all the assets of the Company and requires proceeds to be utilized for general working capital purposes. Each advance accrues interest at an annual rate equal to the sum of 1) the one-month LIBOR rate as of the borrowing date of an advance and 2) 10.5%, which totaled 11.73% for the Closing Date Advance. Interest for each advance is required to be paid monthly on the first business day of each month (the “Payment Date”). The final principal installment payment for an advance includes an additional final payment equal to 3.5% of the original principal amount of such advance.

VROOM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2018

The principal amount of an advance is required to be repaid in equal monthly installments commencing with the 19th Payment Date of the advance and ending on the 48th Payment Date of the advance.

The Term Loan Facility also provides that the Company may elect to have the payment of principal installments for an advance commence on the 25th Payment Date of the advance (the “Interest Only Payment Extension Election”). This election can be made after the 15th Payment Date of an advance and on or prior to the 17th Payment Date of an advance. As of December 31, 2018, the Company has not made the Interest Only Payment Extension Election.

In connection with the Term Loan Facility, the Company issued a warrant (the “Series F Preferred Stock Warrant”) which allows the lender to purchase 294,985 shares of the Company’s Series F Preferred Stock with an exercise price of $17.06 per share. The warrant expires at the earlier of 1) August 11, 2027 and 2) the third anniversary of an initial public offering. The fair value of the warrant was estimated to be $0.5 million on the issuance date which was recorded as debt issuance costs for the Term Loan Facility with a corresponding amount recorded to “Other long-term liabilities” in the consolidated balance sheet. The warrant is classified as a liability due to the contingent redemption features in the underlying preferred stock and is measured at fair value at each reporting date. The estimated fair value of the Series F Preferred Stock Warrant was $0.6 million as of December 31, 2018.

As of December 31, 2018, the outstanding balance on the Term Loan Facility, net of unamortized debt issuance costs of $0.7 million, was $24.3 million.

The Term Loan Facility also includes a covenant to provide the lender audited financial statements within a specified time period after each year end. The Company was in violation of this requirement with respect to the December 31, 2018 financial statements. The Company obtained a waiver from the lender for this requirement.

In December 2019, the Company repaid in full the outstanding balance on the Term Loan Facility.

Mortgage payable

On June 1, 2016, the Company entered into a Commercial Real Estate Loan and Security Agreement and Promissory Note with Ally Bank (the “Ally Mortgage Payable”) to borrow $6.0 million, related to a facility the Company owned in Grand Prairie, Texas. In February 2018, the Company sold the related property and repaid the outstanding principal and accrued interest which totaled $5.5 million. The Ally Mortgage Payable accrued interest at a fixed annual rate of 4.78% and principal payments of $25 thousand plus interest were due on a monthly basis beginning in July 2016.

VROOM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2018

10. Commitments and Contingencies

Operating Leases

The Company leases office space, certain facilities and equipment under operating lease agreements that expire at various dates. Future minimum payments under non-cancelable operating leases with initial terms of one year or more consisted of the following as of December 31, 2018:

Year Ending December 31,
(in thousands)
2019	$6,888
2020	4,823
2021	3,032
2022	2,288
2023	2,214
Thereafter	3,026

Total future minimum lease payments	$22,271

Rent expense totaled $5.7 million for the year ended December 31, 2018. Certain of the Company’s lease agreements contain escalation clauses, and accordingly, the Company straight-lines the rent expense over the lease term. Deferred rent is recorded within “Accrued expenses” in the consolidated balance sheet.

Litigation

From time to time, the Company is involved in various claims and legal actions that arise in the ordinary course of business. As of December 31, 2018, the Company was not a party to any legal proceedings, that individually or in the aggregate, are reasonably expected to have a material adverse effect on the Company’s consolidated results of operations, financial condition or cash flows. However, the results of these matters cannot be predicted with certainty, and an unfavorable resolution of one or more matters could have a material adverse effect on the Company’s consolidated results of operations, financial condition or cash flows.

Letters of Credit

The Company has obtained stand-by letters of credit totaling $1.9 million to satisfy conditions under two lease agreements. The Company is required to maintain a cash deposit of $1.9 million with the financial institution that issued the stand-by letter of credits, which is classified as “Restricted cash” within the consolidated balance sheet.

Other Matters

The Company enters into agreements with third parties in the ordinary course of business that may contain indemnification provisions. In the event that an indemnification claim is asserted, the Company’s liability, if any, would be limited by the terms of the applicable agreement. Historically, the Company has not incurred material costs to defend lawsuits or settle claims related to indemnification provisions.

VROOM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2018

11. Redeemable Convertible Preferred Stock and Stockholders’ Deficit

Redeemable Convertible Preferred Stock

The Company has seven outstanding series of redeemable convertible preferred stock (collectively the “Series Preferred”). The authorized, issued and outstanding shares, issue price, conversion price, liquidation preference, and carrying value of the Series Preferred were as follows as of December 31, 2018:

	December 31, 2018
	(in thousands, except share and per share amounts)
	Shares authorized	Shares issued and outstanding	Issue price	Per share conversion price	Liquidation preference	Carrying value
Series A	1,991,998	1,991,998	$3.22	$3.22	$6,419	$6,167
Series B	2,358,242	2,358,242	4.97	4.97	11,709	29,478
Series C	4,567,121	4,567,121	11.87	11.87	54,209	68,004
Series D	7,215,568	7,215,568	13.17	13.17	95,000	111,481
Series E	3,081,896	3,081,896	16.22	16.22	50,000	52,269
Series F	6,352,790	6,057,805	17.06	17.06	103,346	105,588
Series G	9,748,777	8,140,020	17.95	17.95	146,113	146,113

	35,316,392	33,412,650			$466,796	$519,100

During the year ended December 31, 2018, the Company amended its Amended and Restated Certificate of Incorporation (the “COI”) to authorize the issuance of up to 9,748,777 shares of a new Series G Preferred Stock. Pursuant to stock purchase agreements entered into with certain accredited investors, the Company sold and issued an aggregate of 8,140,020 shares of Series G Preferred Stock at various dates during the year ended December 31, 2018, in exchange for gross proceeds of $146.1 million. The proceeds were used for general corporate purposes and business development. The Company incurred issuance costs of $0.2 million during the year ended December 31, 2018 in connection with the issuance of the Series G Preferred Stock.

The Company classifies its Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock, Series F Preferred Stock and Series G Preferred Stock (collectively the “Senior Preferred Stock”) as temporary equity within the Company’s consolidated balance sheet because the instruments contain redemption rights. In accordance with ASC 480, Distinguishing Liabilities from Equity, the Company adjusts the carrying values of the Senior Preferred Stock to their redemption values at the end of each reporting period. The carrying values of the Senior Preferred Stock are not adjusted below their initial carrying values.

The Company classifies its Series A Preferred Stock as temporary equity within the Company’s consolidated balance sheet because the instrument contains liquidation features, including a liquidation preference in the event of a deemed liquidation event, that are not solely within the Company’s control. The Company does not adjust the carrying value of the Series A Preferred Stock to its redemption value because it is not probable that the Series A Preferred Stock will become redeemable.

VROOM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2018

The characteristics of the Series Preferred are as follows:

Voting

The holders of each share of the Series Preferred are entitled to one vote for each share of common stock into which such preferred stock is convertible at the time of the vote, subject to certain preferred stock class votes specified in the Company’s COI or as required by law. The holders of the Series Preferred and the Company’s common stock currently have the right to elect the Company’s Board of Directors (the “Board”) as follows:

(a)	two directors elected by the holders of the Series B Preferred Stock, voting as a separate class,

(b)	two directors elected by the holders of the Series C Preferred Stock, voting as a separate class,

(c)	one director elected by the holders of the Series D Preferred Stock, voting as a separate class,

(d)	one director elected by the holders of the Series G Preferred Stock, voting as a separate class; and

(e)	all remaining directors elected by the holders of the Series Preferred and common stock, voting together as a single class on an as-if-converted to common stock basis.

Dividends

The holders of each share of the Senior Preferred Stock, in preference to the holders of the Series A Preferred Stock and common stock, are entitled to receive dividends if and when declared by the Board, pari passu with the holders of each series of the Senior Preferred Stock. The holders of each share of the Series A Preferred Stock are entitled to receive dividends in in preference to the holders of common stock.

As of December 31, 2018, no dividends have been declared or paid to the Company’s stockholders.

Conversion

Each share of the Series Preferred is convertible into common stock, at any time, at its holder’s discretion, at the conversion price then in effect. The conversion price for each of the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock, Series F Preferred Stock, and Series G Preferred Stock is initially $3.22, $4.97, $11.87, $13.17, $16.22, $17.06 and $17.95 per share, respectively (each subject to adjustments upon the occurrence of certain dilutive events).

All outstanding shares of the Series Preferred shall be automatically converted into common stock upon either (a) the consummation of a firm-commitment underwritten initial public offering of not less than $75.0 million of gross proceeds and at a price of at least $29.67 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the common stock) (a “Qualified IPO”), or (b) the date and time, or the

VROOM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2018

occurrence of an event, specified by vote or written consent of (i) at least a majority of the outstanding shares of Series B Preferred Stock (a “Series B Majority”) and (ii) the holders of at least two-thirds of the outstanding shares of Series C Preferred Stock, voting as a single class, and the holders of at least sixty percent (60.0%) of the outstanding shares of Series D Preferred Stock, voting as a single class (the vote of each of the Series C and Series D Preferred Stock being referred to as the “Required Vote”).

Liquidation Preference

In the event of a liquidation, dissolution or winding up of the Company, either voluntary or involuntary, or in the event of a deemed liquidation event, which is defined in the COI to include a change of control, holders of the Senior Preferred Stock are entitled to receive, in preference to the holders of Series A Preferred Stock or common stock, an amount equal to the greater of (a) the respective series of Preferred Stock’s original issue price, plus any declared and unpaid dividends and (b) the amount the holders would receive had they converted into common stock immediately prior to the liquidation event (such greater amount, the “Liquidation Amount”). If upon the occurrence of such event, the assets and funds available for distribution are insufficient to pay the holders of the Senior Preferred Stock the full amount to which they are entitled, then the entire funds and assets legally available for distribution shall be distributed ratably among the holders of the Senior Preferred Stock in proportion to the full amounts to which they would otherwise be entitled.

After payment in full of the Liquidation Amount to the holders of Senior Preferred Stock, holders of Series A Preferred Stock are entitled to receive, in preference to all holders of common stock, an amount equal to the greater of (i) the original issue price of the Series A Preferred Stock, plus any declared and unpaid dividends and (ii) the amount the holders of Series A Preferred Stock would receive had they converted into common stock immediately prior to the liquidation event. If upon the occurrence of such event, the assets and funds available for distribution are insufficient to pay such holders the full amount to which they are entitled, then the entire remaining assets and funds legally available for distribution shall be distributed ratably among the holders of the Series A Preferred Stock in proportion to the full amounts to which they would otherwise be entitled.

After payment in full of the liquidation preferences of the Series Preferred, any remaining assets shall be distributed ratably to the holders of common stock.

Redemption

At any time on or after November 12, 2020, a Series B Majority may require the Company to redeem all outstanding shares of the Series B Preferred Stock. In the event of such Series B redemption request, each of the holders of Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock, Series F Preferred Stock and Series G Preferred Stock may also request redemption of all of such holder’s shares of Series C, Series D, Series E, Series F and Series G Preferred Stock. Redemption, if elected, will be at the greater of (i) the respective series of Preferred Stock’s original issue price and (ii) the respective fair market values of each series of Preferred Stock at the time of redemption (determined in accordance with the COI).

If the Company does not consummate a Qualified IPO or a deemed liquidation event (as defined in the COI) on or prior December 22, 2022, a majority of the holders of Series C Preferred Stock, Series D Preferred Stock, and Series E Preferred Stock then outstanding, voting together as a single

VROOM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2018

class on an as-converted basis (the “Series C—E Majority”), may require (at any time from and after December 22, 2022 and provided a minimum number of Series C through G preferred shares are outstanding as specified in the COI) the Company to redeem all outstanding shares of Series C through G Preferred Stock held by such Series C—E Majority. The redemption price is defined as the greater of the Liquidation Amount of the respective series of Preferred Stock and the respective fair market value of each series of Preferred Stock at the time of redemption determined in accordance with the COI. In the event of a redemption by the Series C—E Majority, each other holder of Series C through Series G Preferred Stock may require the Company to redeem, on a pari passu basis, all of such holder’s shares of Series C through Series G Preferred Stock at the same redemption price.

Common Stock

On October 19, 2018, the Company amended and restated the COI to increase the shares of common stock authorized for issuance to 46,476,600. Each share of common stock entitles the holder to one vote on all matters submitted to a vote of the Company’s stockholders.

Warrants

In connection with the offering of shares of Series B Preferred Stock, the Company issued warrants to an investor in return for providing ongoing advisory services (“Series B Warrants”). The Series B Warrants allow the investor to purchase up to 80,568 shares of common stock with an exercise price of $1.44 per share. The Series B Warrants vested in equal monthly installments through October 1, 2017. The Series B Warrants expire upon the earlier of (i) November 12, 2024, (ii) the time immediately prior to the consummation of an initial public offering of the Company, and (iii) the time immediately prior to the consummation of a deemed liquidation event.

In connection with the Term Loan Facility, the Company issued the Series F Preferred Stock Warrant which is described within Note 9—Long-Term Debt.

12. Stock-based Compensation

On November 12, 2014, the Company adopted the 2014 Equity Incentive Plan (“the Plan”), which authorized the issuance of up to 1,603,731 shares of common stock to employees, directors, and consultants of the Company, in the form of restricted stock, stock appreciation rights, and stock options. On September 20, 2016, the Plan was amended to increase the number of authorized shares of common stock available for issuance to 6,231,730. As of December 31, 2018, there were 1,961,617 shares available for future issuance under the Plan.

The amount and terms of grants under the Plan are determined by the Board. The stock options granted under the Plan generally expire within 10 years from the date of grant and generally vest over 4 years, at the rate of 25% on each first anniversary of the date of grant subject to continued service.

VROOM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2018

Stock Options

The following table summarizes stock option activity for the year ended December 31, 2018:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
Outstanding as of January 1, 2018	2,041,641	$6.93	8.57
Exercised	(6,251)	7.42	—
Forfeited	(554,886)	7.03	—

Outstanding as of December 31, 2018	1,480,504	$6.89	7.47

Exercisable as of December 31, 2018	715,839	$6.85	7.47

Vested and expected to vest as of December 31, 2018	1,480,504	$6.89	7.47

There were no stock options granted during the year ended December 31, 2018.

The Company recognized $1.0 million of stock-based compensation expense related to stock options during the year ended December 31, 2018. As of December 31, 2018, the Company has $1.9 million of unrecognized stock-based compensation expense that is expected to be recognized over a weighted-average period of 1.7 years.

The aggregate intrinsic value of options exercised during the year ended December 31, 2018 was de minimis, and the aggregate intrinsic value of options outstanding and options exercisable as of December 31, 2018 was $2.3 million and $1.1 million, respectively.

The Company estimates the fair value of stock options on the date of the grant using the Black-Scholes option pricing model. Each of the Black-Scholes inputs generally require significant judgement, including the assumptions discussed below.

•

Given the absence of a publicly trading market, the Board considered various subjective factors to determine the fair value of the Company’s common stock at each meeting at which awards were approved. These factors include, but are not limited to, contemporaneous third-party valuations of its common stock, the lack of marketability of common stock and the likelihood of achieving a liquidity event such as an IPO or sale of the Company.

•

The expected term represents the period that the Company’s stock options are expected to be outstanding and is determined based on the “simplified” method, as prescribed in SEC Staff Accounting Bulletin (SAB) No. 107. The expected term of nonemployee options is equal to the contractual term.

•	The risk-free interest rate is based on the interest rate payable on the U.S. Treasury securities with an equivalent expected term of the options.

•	The Company determines the price volatility factor based on the historical volatilities of several publicly listed peer companies as the Company does not have trading history for its common stock.

•	The expected dividend yield assumption is based on the Company’s current expectations about its anticipated dividend policy.

VROOM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2018

RSAs

During the years ended December 31, 2014 and 2015, the Board approved the grant of 2,375,937 shares of restricted common stock awards (the “RSAs”). As of December 31, 2018, 2,221,117 shares are fully vested and 154,820 shares remain subject to repurchase, at the Company’s option, until the earlier of (i) the 10-year anniversary from original issuance, and (ii) a liquidity event such as a change in control, initial public offering, or dissolution of the Company. Certain of the RSAs also contain a market condition as portions of the repurchase right expire based on the Company achieving specific returns for the Series B preferred stockholders at the time of the liquidity event. The repurchase, if elected, would be at the estimated fair value of Company’s common stock on the grant date. The repurchase right is deemed to be an in-substance service period for awards that also contain performance conditions. The liquidity events are not probable until they occur and the Company will record compensation expense at that time.

Holders of the RSAs have the ability to early exercise prior to vesting and the Company has the right to repurchase early exercised restricted stock without transferring any appreciation to the employee if the employee terminates employment before the end of the original vesting period.

The RSAs were issued to certain directors and employees of the Company in exchange for recourse promissory notes with the aggregate price of the underlying shares as the principal amount. The Company deemed all such recourse promissory notes to be non-substantive in nature and therefore the notes are not reflected in the Company’s consolidated balance sheet. Rather, the note issuances and the share purchases are accounted for as share option grants. The Company recognizes proceeds from the repayment of the promissory notes as a liability until the repurchase features expire.

The following table summarizes the activity related to the Company’s RSAs for the year ended December 31, 2018:

Shares
Unvested at January 1, 2018	222,129
Vested	(67,309)

Unvested at December 31, 2018	154,820

For the year ended December 31, 2018, the Company recognized $0.1 million of stock-based compensation expense related to the RSAs. As of December 31, 2018, the Company has $0.2 million of unrecognized stock-based compensation expense related to the RSAs of which $0.2 million will be recognized upon completion of a liquidity event and a de minimis amount will be recognized over a 6-month period.

RSUs

During the year ended December 31, 2016, the Company granted 50,000 restricted stock units (the “RSUs”) which cliff vest on the earlier of June 6, 2020 or a liquidity event, which includes a change in control, initial public offering, or dissolution of the Company. As of December 31, 2018, there are 50,000 unvested restricted units outstanding.

For the year ended December 31, 2018, the Company recognized $0.1 million of stock-based compensation expense related to RSUs. As of December 31, 2018, the Company has $0.1 million of

VROOM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2018

unrecognized stock-based compensation expense related to RSUs that will be recognized over a 1.5-year period.

13. Financial Instruments and Fair Value Measurements

U.S. GAAP defines fair value as the price that would be received from selling an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. These estimates are subjective in nature and involve uncertainties and matters of judgment, and therefore cannot be determined with precision. U.S. GAAP establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value and establishes the following three levels of inputs that may be used to measure fair value:

Level 1—Quoted prices in active markets for identical assets or liabilities

Level 2—Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted market prices in markets that are not active; or model-derived valuations or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

Items Measured at Fair Value on a Recurring Basis

The following table presents the Company’s financial assets and liabilities measured at fair value on a recurring basis:

`	As of December 31, 2018
	Level 1	Level 2	Level 3	Total
	(in thousands)
Financial Assets
Cash and cash equivalents:
Money market funds	$72,586	$—	$—	$72,586

Total financial assets	$72,586	$—	$—	$72,586

Financial Liabilities
Other long-term liabilities:
Series F Preferred Stock Warrant	—	—	634	634

Total financial liabilities	$—	$—	$634	$634

The following table presents a reconciliation of the Series F Preferred Stock Warrant, which is measured at fair value using Level 3 inputs:

Series F Preferred Stock Warrant
(in thousands)
Balance as of January 1, 2018	$460
Change in fair value	174

Balance as of December 31, 2018	$634

VROOM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2018

The change in fair value of the Series F Preferred Stock Warrant is recorded in “Other income, net” in the consolidated statement of operations. The Company estimates the fair value of the Series F Preferred Stock Warrant based on the Black-Scholes option-pricing model which utilizes the value of shares sold in the Company’s latest preferred stock financing and allocates the estimated equity value of the Company to each class of the Company’s outstanding securities using an option-pricing back-solve model.

Fair Value of Financial Instruments

The carrying amounts of restricted cash, accounts receivable, accounts payable and accrued liabilities approximate fair value due to their short-term nature. The carrying value of the Vehicle Floorplan Facility was determined to approximate fair value due to its short-term duration and variable interest rate that approximates prevailing interest rates as of each reporting period.

The fair value of the Term Loan Facility, which is not carried at fair value on the consolidated balance sheet, was determined using Level 2 inputs. The carrying value and fair value of the Term Loan Facility as of December 31, 2018 were as follows:

December 31, 2018
(in thousands)
Carrying value, net of unamortized debt issuance costs	$24,302
Fair value	$25,045

14. Segment Information

The Company has three reportable segments: Ecommerce, TDA, and Wholesale. No operating segments have been aggregated to form the reportable segments. The Company determined its operating segments based on how the chief operating decision maker (“CODM”) reviews the Company’s operating results in assessing performance and allocating resources. The CODM reviews revenue and gross profit for each of the reportable segments. Gross profit is defined as revenue less cost of sales incurred by the segment. The CODM does not evaluate operating segments using asset information as these are managed on an enterprise wide group basis. Accordingly, the Company does not report segment asset information. As of December 31, 2018, the Company did not have any assets located outside of the United States.

The Ecommerce reportable segment represents retail sales of used vehicles through the Company’s ecommerce platform and fees earned on sales of value-added products associated with those vehicle sales. The TDA reportable segment represents retail sales of used vehicles from TDA and fees earned on sales of value-added products associated with those vehicle sales. The Wholesale reportable segment represents sales of used vehicles through wholesale auctions.

Information about the Company’s reportable segments for the year ended December 31, 2018 is as follows:

	Year Ended December 31, 2018
	(in thousands)

	Ecommerce	TDA	Wholesale	Consolidated
Revenues from external customers	$301,172	$379,743	$174,514	$855,429
Gross profit	$22,425	$35,125	$3,257	$60,807

VROOM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2018

The reconciliation between reportable segment gross profit to consolidated loss before provision for income taxes is as follows:

Year Ended December 31, 2018
(in thousands)
Segment gross profit	$60,807
Selling, general and administrative expenses	133,842
Depreciation and amortization	6,857
Interest expense, net	5,378
Other income, net	(321)

Loss before provision for income taxes	$(84,949)

15. Income Taxes

The components of the provision for income taxes are as follows for the year ended December 31, 2018:

Year Ended December 31, 2018
(in thousands)
Current:
Federal	$—
State and local	229

Total current tax expense	229
Deferred tax (benefit):
Federal	—
State and local	—

Total deferred tax (benefit)	—

Provision for income taxes	$229

The provision for income taxes of $0.2 million for the year ended December 31, 2018 is due to the state tax ramifications of the Company’s operations.

VROOM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2018

A reconciliation of the provision for income taxes at the statutory rate to the amount reflected in the consolidated statement of operations is as follows:

Year Ended December 31, 2018
(in thousands)

Income taxes at statutory rate	$(17,839)
State income taxes, net of federal benefit	180
Permanent differences	229
Impact of federal rate reduction	—
Change in valuation allowance	17,756
Other	(97)

Provision for income taxes	$229

Significant components of the Company’s deferred tax assets and liabilities are as follows:

As of December 31, 2018
(in thousands)
Deferred income tax assets:
Net operating loss carryforwards	$41,510
Inventory reserves	3,899
Stock-based compensation	719
Other	98

Total deferred tax assets	46,226
Less: valuation allowance	(44,906)

Net deferred tax assets	1,320
Deferred tax liabilities:
Intangible amortization	(866)
Depreciation	(454)

Net deferred tax liabilities	(1,320)

Net deferred income taxes	$—

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that certain deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income in those specific jurisdictions prior to the dates on which such net operating losses expire. The Company maintained a full valuation allowance against its net deferred tax assets as of December 31, 2018, because the Company has determined that is it more likely than not that these assets will not be fully realized based on a current evaluation of expected future taxable income and the Company is in a cumulative loss position.

The Company has net operating loss carryforwards for U.S. federal income tax purposes of $126.2 million, which expire from 2034 through 2037 and $70.4 million, which do not expire. The Company has net operating loss carryforwards for state income tax purposes of $4.2 million, which expire from 2034 through 2038.

VROOM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2018

The Internal Revenue Code (IRC) Section 382 provides for a limitation of the annual use of net operating loss and tax credit carryforwards following certain ownership changes (as defined by the IRC Section 382) that limits the Company’s ability to utilize these carryforwards. The Company completed a Section 382 study to determine the applicable limitation, if any. It was determined that the Company has undergone three ownership changes. There was a change in each of July 2013, November 2014 and July 2015 which substantially limit the use of the NOLs generated before the change in control. The Company has not identified any uncertain tax positions as of December 31, 2018.

Tax Cuts and Jobs Act

On December 22, 2017, the U.S. federal income tax reform legislation known as the Tax Cuts and Jobs Act (“TCJA”) was signed into law. The TCJA resulted in fundamental changes to the Internal Revenue Code of 1986, as amended. The TCJA, among other things, includes changes to U.S. federal tax rates, additional limitations on the deductibility of interest, and allows for the expensing of capital expenditures. There was no material impact to the Company’s effective tax rate due to the full valuation allowance position. The Company’s net deferred tax assets and liabilities were revalued at the newly enacted U.S. corporate rate and the impact of the reduced corporate rate was fully offset by a reduction in the valuation allowance.

16. Net Loss Per Share

The following table sets forth the computation of basic and diluted net loss per share attributable to common stockholders:

Year Ended December 31, 2018
(in thousands, except share and per share amounts)
Net loss	$(85,178)
Accretion of redeemable convertible preferred stock	(13,036)

Net loss attributable to common stockholders	$(98,214)

Weighted-average number of shares outstanding used to compute net loss per share attributable to common stockholders, basic and diluted	4,270,389

Net loss per share attributable to common stockholders, basic and diluted	$(23.00)

The following potentially dilutive shares were not included in the calculation of diluted shares outstanding as the effect would have been anti-dilutive:

Number of Shares
Redeemable convertible preferred stock	33,412,650
Warrants	80,568
Stock options	1,480,504
Restricted stock awards	1,936,607
Restricted stock units	50,000

Total	36,960,329

VROOM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2018

17. Related Party Transactions

Management Services Agreement

In July 2015, the Company entered into a management services agreement (“MSA”) with Catterton Management Company, L.L.C. (“Catterton Management”), an affiliate of L Catterton (“Catterton”), a holder of more than 5% of the Company’s outstanding capital stock, pursuant to which Catterton Management agreed to provide consulting services on certain business and financial matters. Under the MSA, the Company pays Catterton Management an annual fee of $0.3 million until the expiration of the MSA upon the earlier of (i) termination by mutual consent of the parties and (ii) such time that Catterton and/or its affiliates cease to be one of the Company’s stockholders.

AutoNation Reconditioning Agreement

In January 2019, the Company entered into a vendor agreement (“Vendor Agreement”) with AutoNation, Inc. (“AutoNation”), an affiliate of Auto Holdings, Inc., a holder of more than 5% of the Company’s outstanding capital stock, pursuant to which AutoNation will provide certain reconditioning and repair services of vehicles owned by the Company. Amounts due under the Vendor Agreement for parts supplied and services performed by AutoNation become due and payable as they accrue. The Vendor Agreement may be terminated by either party (i) upon five days’ written notice, in case of a material breach of the agreement or (ii) upon 30 days’ written notice with or without cause.

18. Subsequent Events

The Company has evaluated subsequent events through December 13, 2019, the date that these consolidated financial statements were available to be issued. For purposes of these consolidated financial statements, the Company has not evaluated any subsequent events after this date.

Considering historical net losses and operating cash outflows, in order to fund future operations and growth, in November and December 2019, the Company amended its COI to authorize the issuance of up to 9,354,047 shares of a new Series H Preferred Stock. Pursuant to a stock purchase agreement between the Company and certain accredited investors, the Company has issued and sold through December 5, 2019 an aggregate of 8,371,664 shares of Series H Preferred Stock at a purchase price of $ 27.19 per share, for aggregate proceeds of $227.7 million. The Company intends to sell 982,383 additional shares of Series H Preferred Stock for proceeds of $26.7 million in a subsequent offering on or before January 31, 2020. In connection with the Company’s amended COI, the Series B Preferred Stock redemption right and associated tag along rights of other preferred stockholders described in Note 11 to these consolidated financial statements was eliminated.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other expenses of issuance and distribution.

The following table sets forth all fees and expenses, other than the underwriting discount, payable solely by Vroom, Inc. in connection with the offer and sale of the securities being registered. All amounts shown are estimated except for the SEC registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and the exchange listing fee.

Amount to be paid
SEC registration fee	$	*
FINRA filing fee		*
Exchange listing fee		*
Accounting fees and expenses		*
Legal fees and expenses		*
Printing expenses		*
Transfer agent and registrar fees		*
Miscellaneous expenses		*

Total	$	*

*	To be completed by amendment.

Item 14. Indemnification of directors and officers.

Section 102 of the General Corporation Law of the State of Delaware permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. We expect to adopt an amended and restated certificate of incorporation, which will become effective upon the consummation of this offering, and which will provide that none of our directors shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the General Corporation Law of the State of Delaware prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145 of the General Corporation Law of the State of Delaware provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation, or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise in related capacities, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he or she was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Upon consummation of this offering, our amended and restated certificate of incorporation and amended and restated bylaws will provide indemnification for our directors and officers to the fullest extent permitted by the General Corporation Law of the State of Delaware, subject to certain limited exceptions. We will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of us) by reason of the fact that he or she is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. Our amended and restated certificate of incorporation and amended and restated bylaws will provide that we will indemnify any Indemnitee who was or is a party to an action or suit by or in the right of us to procure a judgment in our favor by reason of the fact that the Indemnitee is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by us against all expenses (including attorneys’ fees) actually and reasonably incurred in connection therewith. Expenses must be advanced to an Indemnitee under certain circumstances.

We are party to indemnification agreements with our directors and, prior to the consummation of this offering, we intend to enter into separate indemnification agreements with each of our executive officers. Each indemnification agreement will provide, among other things, for indemnification to the fullest extent permitted by law and our amended and restated certificate of incorporation and amended and restated bylaws against any and all expenses, judgments, fines, penalties and amounts paid in settlement of any claim. The indemnification agreements will provide for the advancement or payment of all expenses to the indemnitee and for the reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our amended and restated certificate of incorporation and amended and restated bylaws.

We maintain a general liability insurance policy that covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.

In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors,

our officers and persons who control us within the meaning of the Securities Act Securities Act against certain liabilities.

Item 15. Recent sales of unregistered securities.

During the past three years, we issued the following securities which that were not registered under the Securities Act:

Sales of Preferred Stock

From June 2017 to December 2017, we sold an aggregate of 6,057,805 shares of our Series F Preferred Stock to 64 accredited investors at a purchase price of $17.05763 per share for an aggregate purchase price of approximately $103.3 million.

From August 2018 to December 2018, we sold an aggregate of 8,140,020 shares of our Series G Preferred Stock to 46 accredited investors at a purchase price of $17.95097 per share for an aggregate purchase price of approximately $146.1 million.

From November 2019 to December 2019, we sold an aggregate of 8,371,664 shares of our Series H preferred stock to 39 accredited investors at a purchase price of $27.19305 per share for an aggregate purchase price of approximately $227.7 million.

Warrants

In August 2017, we issued a warrant to purchase up to an aggregate of 294,985 shares of our Series F Preferred Stock to an accredited investor at an exercise price of $17.06 per share for an aggregate exercise price of approximately $5.0 million.

Plan-Related Issuances

In the three years preceding the date of this registration statement, we granted to our employees, officers and directors options to purchase an aggregate of 2,236,225 shares of common stock at per share exercise prices ranging from $7.42 to $10.89, and 154,000 restricted stock units, under our 2014 Equity Incentive Plan. We issued an aggregate of 8,250 shares of common stock at per share purchase prices ranging from $7.42 to $8.42 pursuant to the exercise of options by our employees, officers and directors.

The issuances of the securities in the transactions described above were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act and/or Rule 506, Rule 701 or Regulation S promulgated thereunder. The securities were issued directly by us and did not involve a public offering or general solicitation. The recipients of such securities represented their intentions to acquire the securities for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof.

None of the transactions set forth in Item 15 involved any underwriters, underwriting discounts or commissions or any public offering. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

Item 16. Exhibits and financial statements.

(a) Exhibits

The exhibit index attached hereto is incorporated herein by reference.

(b) Financial Statement Schedules

All schedules have been omitted because the information required to be set forth in the schedules is either not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings.

(a) The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§ 230.424 of this chapter);

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction, the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d) The undersigned hereby further undertakes that:

(i) For purposes of determining any liability under the Securities Act the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii) For the purpose of determining any liability under the Securities Act each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

INDEX TO EXHIBITS

Exhibit No.

1.1*	Form of Underwriting Agreement.

3.1*	Amended and Restated Certificate of Incorporation of Vroom, Inc., as currently in effect.

3.2*	Form of Amended and Restated Certificate of Incorporation of Vroom, Inc., to be in effect upon the consummation of this offering.

3.3*	Amended and Restated Bylaws of Vroom, Inc., as currently in effect.

3.4*	Form of Amended and Restated Bylaws of Vroom, Inc., to be in effect upon the consummation of this offering.

4.1*	Specimen Stock Certificate evidencing the shares of common stock.

5.1*	Opinion of Latham & Watkins LLP.

10.1*	Inventory Financing and Security Agreement, dated April 1, 2016, by and among Ally Bank, Ally Financial and Left Gate Property Holding, LLC.

10.2*	Amendment No. 1 to Inventory Financing and Security Agreement, dated August 7, 2017, by and among Ally Bank, Ally Financial and Left Gate Property Holding, LLC, as amended.

10.3*†	Second Amended & Restated 2014 Equity Incentive Plan, as amended.

10.4*†	2019 Short Term Incentive Plan.

10.5*†	2020 Incentive Award Plan and form of agreement.

10.6*†	Non-Employee Director Compensation Policy.

10.7*	Form of Indemnification Agreement.

21.1*	List of Subsidiaries of Vroom, Inc.

23.1*	Consent of PricewaterhouseCoopers LLP

23.2*	Consent of Latham & Watkins LLP (included in Exhibit 5.1).

24.1*	Power of Attorney (included on signature page).

*	To be filed by amendment.
†	Indicates a management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Vroom, Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York, on this      day of                     , 2020.

Vroom, Inc.

By:	Paul J. Hennessy Chief Executive Officer

POWER OF ATTORNEY

Each of the undersigned officers and directors of Vroom, Inc. hereby constitutes and appoints Paul J. Hennessy and David K. Jones, and each of them any of whom may act without joinder of the other, the individual’s true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for the person and in his or her name, place and stead, in any and all capacities, to sign this registration statement on Form S-1, and any other registration statement relating to the same offering (including any registration statement, or amendment thereto, that is to become effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended), and any and all amendments thereto (including post-effective amendments to the registration statement), and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-1 has been signed by the following persons in the capacities set forth opposite their names and on the date indicated above.

Signature	Title	Date

Paul J. Hennessy	Chief Executive Officer (Principal Executive Officer) and Director	, 2020

David K. Jones	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	, 2020

	Director	, 2020

	Director	, 2020

	Director	, 2020

	Director	, 2020

	Director	, 2020